Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

dated as of December 20, 2020

by and among

RENT-A-CENTER, INC.,

RADALTA, LLC,

ACIMA HOLDINGS, LLC,

and

AARON ALLRED, as the Member Representative

Page

Article I THE MERGER		1

1.1	The Merger	1
1.2	Closing	2
1.3	Effective Time	3
1.4	Effect of the Merger	3
1.5	Certificate of Organization; Operating Agreement	3
1.6	Directors; Officers	3

Article II EFFECT OF MERGER ON THE EQUITY SECURITIES OF THE CONSTITUENT ENTITIES; EXCHANGE OF MEMBERSHIP INTERESTS; MERGER CONSIDERATION; Merger Consideration ADJUSTMENT		4

2.1	Conversion of Membership Interests	4
2.2	Payment of Merger Consideration	4
2.3	Merger Consideration Adjustment	7
2.4	Parent Common Stock Issuable to Employee Holders	10
2.5	Restricted Securities; Transfer Restrictions	11
2.6	Voting Rights	12
2.7	Withholding	12
2.8	Certain Adjustments	13

Article III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		13

3.1	Organization, Standing and Power	13
3.2	Authorization	14
3.3	Noncontravention	14
3.4	Governmental Approvals	15
3.5	Capitalization	15
3.6	Subsidiaries	16
3.7	Financial Statements; Undisclosed Liabilities	17
3.8	Absence of Certain Changes	18
3.9	Legal Proceedings	18
3.10	Compliance With Laws; Permits	18
3.11	Material Contracts	19
3.12	Intellectual Property; IT Systems; Privacy	21
3.13	Employee Benefits Matters	25
3.14	Labor	27
3.15	Tax Matters	28
3.16	Real Property	29
3.17	Insurance	30
3.18	Environmental Matters	30

i

(continued)

Page

3.19	Related Party Transactions	31
3.20	Brokers and Other Advisors	31
3.21	Anti-Corruption	31
3.22	Rental Contracts; Customer Accounts	32
3.23	Key Merchants and Key Vendors	34
3.24	No Other Representations	34

Article IV REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB		35

4.1	Organization, Standing and Power	35
4.2	Authorization	36
4.3	Noncontravention	36
4.4	Governmental Approvals	37
4.5	Capitalization	37
4.6	SEC Filings; Financial Statements; Undisclosed Liabilities	38
4.7	Absence of Certain Changes	39
4.8	Legal Proceedings	39
4.9	Compliance With Laws	40
4.10	Financing	40
4.11	Ownership of Merger Sub; No Prior Activities	41
4.12	Acquisition for Investment	42
4.13	Brokers and Other Advisors	42
4.14	No Other Representations	42

Article V COVENANTS		43

5.1	Conduct of Business Prior to the Closing	43
5.2	Conduct of Parent Prior to the Closing	46
5.3	Access to Information; Confidentiality	46
5.4	Efforts; Approvals	47
5.5	Directors’ and Officers’ Indemnification	49
5.6	Employee Benefits	50
5.7	Tax Matters	51
5.8	Publicity	52
5.9	Termination of Related Party Agreements	53
5.10	Exclusivity	53
5.11	Closing Agreements	53
5.12	Registration Rights Agreement	53
5.13	Financing	54
5.14	Financing Cooperation	55
5.15	Investigation Cooperation	56
5.16	R&W Insurance Policy	56
5.17	Key Merchants and Key Vendors	57

(continued)

Page

Article VI CONDITIONS PRECEDENT		57

6.1	Conditions to Each Party’s Obligation to Effect the Transactions	57
6.2	Conditions to Obligations of Parent and Merger Sub	57
6.3	Conditions to Obligation of the Company	58
6.4	Frustration of Closing Conditions	59

Article VII TERMINATION		59

7.1	Termination	59
7.2	Effect of Termination	60

Article VIII INDEMNIFICATION		61

8.1	Survival	61
8.2	Indemnification by the Members.	61
8.3	Claim Procedures	62
8.4	Losses and Recoveries	63
8.5	Payments	64
8.6	Characterization of Indemnification Payments	64
8.7	Mitigation	64

Article IX GENERAL PROVISIONS		64

9.1	Amendment	64
9.2	Extension; Waiver	65
9.3	Notices	65
9.4	Counterparts	66
9.5	Entire Agreement; No Third-Party Beneficiaries	66
9.6	Governing Law	66
9.7	Assignment; Binding Effect	66
9.8	Specific Performance	67
9.9	Jurisdiction	67
9.10	WAIVER OF TRIAL BY JURY	67
9.11	Severability	68
9.12	Disclosure Schedules	68
9.13	Legal Representation	69
9.14	Expenses	69
9.15	Member Representative	70
9.16	Certain Definitions	73
9.17	Interpretation	89
9.18	Debt Financing Sources	89

EXHIBITS

Exhibits

Exhibit A	Form of Operating Agreement
Exhibit B	Form of Lockup Agreement
Exhibit C	Form of Restricted Stock Agreement
Exhibit D	Form of Letter of Transmittal
Exhibit E	Working Capital Example Calculation
Exhibit F	Form of Registration Rights Agreement
Exhibit G	Credit and Collection Policies

Index of Defined Terms

Term	Section

Additional Employees	1
Adjustment Resolution Period	2.3(e)
Adjustment Review Period	2.3(e)
Aggregate Final Cash Consideration	2.3(d)
Agreement	Preamble
Alternative Financing	3.11(a)
Anti-Corruption Laws	3.21
Antitrust Division	5.4(b)
Applicable Member Consideration	2.2(d)
Bankruptcy and Equity Exception	3.2(a)
Benefit Protection Period	5.6(a)
Business Licenses	3.10
Chosen Courts	9.9
Claim Notice	8.3
Closing	1.2(a)
Closing Date	1.2(a)
Closing Statement	2.3(b)
Commitment Letter	4.10(a)
Company	Preamble
Company 401(k) Plan	3.11(a)
Company Disclosure Schedule	Article III
Company Financial Statements	3.7(a)
Company Plan	3.13(a)
Company Securities	3.5(c)
Continuing Employees	5.6(a)
control	9.16
Copyrights	9.16
Covered Matter Expiration Date	2.3(k)(ii)
Covered Matters	5.15
Customer Account	3.22(b)
Deficiency Amount	2.3(h)
Definitive Agreements	5.13(a)
Determination Date	2.3(f)
Domain Names	9.16
Effective Time	1.3
Employee Holder	2.4
ERISA	3.13(a)
Estimated Closing Cash	2.3(a)(i)
Estimated Closing Indebtedness	2.3(a)(i)
Estimated Closing Statement	2.3(a)(i)
Estimated Transaction Expenses	2.3(a)(i)
Estimated Working Capital Amount	2.3(a)(i)
Estimated Working Capital Amount Adjustment	2.3(a)(i)
Excess Amount	2.3(h)
Exchange Agent	2.2(a)
Exchange Agent Agreement	5.11(b)
Exchange Fund	1.2(b)(i)(A)(1)
Final Allocation	5.7(c)(ii)
Final Closing Statement	2.3(f)
Final Determination	8.5
Financing	4.10(a)

v

Financing Documents	9.18
FTC	5.4(b)
Indemnified Parties	3.11(a)
Independent Accountant	2.3(e)
Insurance Policies	3.17(a)
IRS	3.13(b)
Key Merchants	3.11(a), 3.11(a)
Key Vendors	3.11(a)
Leased Real Property	3.16(a)
Letter of Transmittal	2.2(d)(i)
Locked-Up Shares	2.5(c)
Lockup Agreement	2.2(a)
Losses	8.2(a)
Material Contract	3.11(a)
Member Group	9.13
Member Representative Draft Allocation	5.7(c)(ii)
Merger	Recitals
Merger Sub	Preamble
New Plans	5.6(b)
Notice of Adjustment Disagreement	2.3(e)
Old Plans	5.6(b)
Outside Date	7.1(c)
Parent	Preamble
Parent 401(k) Plan	3.11(a)
Parent Common Stock	4.5(a)
Parent Disclosure Schedule	Article IV
Parent Preferred Stock	3.11(a)
Parent SEC Documents	4.6(a)
Parent Securities	4.5(d)
Parent’s Allocation Notice	5.7(c)(ii)
Patents	9.16
Payment Schedule	2.3(a)(ii)
portfolio company	9.16
Privacy and Security Policies	3.11(a)
Prohibited Financing Modifications	5.13(b)
R&W Insurance Policy	5.16
Related Party	3.19
Related Party Agreements	3.19
Released Holdback Amount	2.3(i)
Releasers	8.1(b)
Rental Contract	3.22(a)
Required Amounts	4.10(d)
Resolved Matters	2.3(e)
Restricted Stock Agreement	4
Sanctions	3.11(a)
Single-Trigger Payments	9.16
Specially Designated National or Blocked Person	3.11(a)
Specified Employees	Recitals
Statement of Merger	1.3
Substantial Detriment	3.11(a)
Surviving Company	1.1
Tax Indemnity Expiration Date	2.3(k)(i)
Third-Party Claim	8.3
Trademarks	9.16
Transaction Tax Treatment	5.7(c)(i)
Unresolved Matters	2.3(e)
URULLCA	Recitals
Utah Division	1.3

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER, dated as of December 20, 2020 (this “Agreement”), is made by and among Rent-A-Center, Inc., a Delaware corporation (“Parent”), Radalta, LLC, a Utah limited liability company and wholly owned Subsidiary of Parent (“Merger Sub”), Acima Holdings, LLC, a Utah limited liability company (the “Company”) and Aaron Allred, solely in his capacity as the Member Representative.

RECITALS

WHEREAS, the Company, Parent and Merger Sub intend to effect a merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the Utah Revised Uniform Limited Liability Company Act (the “URULLCA”);

WHEREAS, the boards of directors of the Company, Parent (on its own behalf and as the sole member of Merger Sub) and Merger Sub have approved the Merger, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, concurrently with the execution and delivery of this Agreement, and effective upon the Closing, each of the employees of the Company identified on Section 8.17(a) of the Company Disclosure Schedule (collectively, the “Specified Employees”) is entering into an employment agreement (and certain ancillary agreements attached as exhibits thereto) with Parent or a Subsidiary of Parent.

WHEREAS, concurrently with the execution and delivery of this Agreement, and effective as of the date hereof and contingent upon the Closing, each of the Specified Employees and each of the employees of the Company identified on Section 8.17(a)(i) of the Company Disclosure Schedule (collectively, the “Additional Employees”) is entering into a Restricted Stock Agreement with Parent as contemplated under Section 2.4 below.

NOW, THEREFORE, in consideration of the foregoing, and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto hereby agree as follows:

Article I
THE MERGER

1.1              The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the URULLCA, Merger Sub shall be merged with and into the Company at the Effective Time. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (referred to herein as the “Surviving Company”).

1.2              Closing.

(a)               The closing of the Merger and the other transactions contemplated hereby (the “Closing”) shall take place at the offices of Wachtell, Lipton, Rosen & Katz, 51 West 52nd Street, New York, NY 10019 at 10:00 a.m., New York City time, no later than the second (2nd) Business Day following the date on which all of the conditions set forth in Article VI are satisfied or waived (other than those conditions that by their terms cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions) or such other date or time as may be mutually agreed in writing by Parent and the Company. Notwithstanding the foregoing, if the Marketing Period has not ended at the time of the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms cannot be satisfied until the Closing, but subject to the satisfaction or waiver of such conditions), then the Closing shall occur instead on the date following the satisfaction or waiver of such conditions that is the earliest to occur of (a) any Business Day during or before the expiration of the Marketing Period as may be specified by Parent on no fewer than three (3) Business Days’ (or such shorter period as the Company may agree) prior written notice to the Company and (b) three (3) Business Days (or such shorter period as the Company may agree) after the final day of the Marketing Period, unless another date is agreed to in writing by Parent and the Company. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

(b)               At the Closing:

(i)                 Parent shall:

(A)             make, or cause to be made, the following payments by wire transfer of immediately available funds:

(1)               to the Exchange Agent, in trust for the benefit of the Members, for exchange in accordance with Section 2.3, cash in the amount of the Aggregate Estimated Cash Consideration and evidence of shares in book-entry form of Parent Common Stock in the amount of the Aggregate Stock Consideration (the “Exchange Fund”);

(2)               to the Escrow Agent, the Member Representative Holdback Amount, to be held in the Escrow Account in accordance with the terms of the Escrow Agreement; and

(3)               the amounts specified in the duly executed Payoff Letters that are delivered to Parent;

(B)              deliver to the Company and the Member Representative the certificate contemplated by Section 6.3(c); and

(C)              deliver to the Company and the Member Representative a duly executed counterpart to the Escrow Agreement.

(ii)              The Company shall:

(A)             deliver to Parent the certificate contemplated by Section 6.2(c);

(B)              deliver to Parent and the Member Representative a duly executed counterpart to the Escrow Agreement;

(C)              deliver to Parent duly executed Payoff Letters contemplated by Section 5.14(d); and

(D)             deliver to Parent duly executed Letters of Transmittal from each of the Members set forth on Section 1.2(b)(ii)(D) of the Company Disclosure Schedule.

(iii)            The Member Representative shall deliver to Parent and the Company a duly executed counterpart to the Escrow Agreement.

1.3              Effective Time. Subject to the terms and conditions of this Agreement, at the Closing, the parties shall execute, and Parent, Merger Sub and the Company shall cause to be filed, a statement of merger with the Division of Corporations and Commercial Code of the State of Utah (the “Utah Division”), as provided in the relevant provisions of the URULLCA (the “Statement of Merger”). The Merger shall become effective at such time as designated in the Statement of Merger, or if no time is designated, at the time of filing of the Statement of Merger (the “Effective Time”).

1.4              Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the URULLCA.

1.5              Certificate of Organization; Operating Agreement.

(a)               The certificate of organization of the Surviving Company shall, by virtue of the Merger and without any further action on the part of Merger Sub or the Company, be the certificate of organization of the Company as existing immediately prior to the Effective Time.

(b)               The operating agreement of the Surviving Company shall, by virtue of the Merger and without any further action on the part of Merger Sub or the Company, be amended to be in the form of the operating agreement attached as Exhibit A.

1.6              Directors; Officers. The directors of Merger Sub immediately prior to the Effective Time shall, from and after the Effective Time, be the initial directors of the Surviving Company, each to hold office until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal. Each of the officers of the Company immediately prior to the Effective Time shall, from and after the Effective Time, be the initial officers of the Surviving Company, each to hold office until their respective successors are duly elected or appointed and qualified, or until their earlier death, resignation or removal.

Article II

EFFECT OF MERGER ON THE EQUITY SECURITIES OF THE CONSTITUENT ENTITIES; EXCHANGE OF MEMBERSHIP INTERESTS; MERGER CONSIDERATION; Merger Consideration ADJUSTMENT

2.1              Conversion of Membership Interests. At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or the holders of any securities of any of the foregoing:

(a)               Class A Units of the Company. Each Class A Unit issued and outstanding as of immediately prior to the Effective Time shall automatically be converted into the right to receive the cash payments and share amounts described in Section 2.2(b) and the cash payments described in Section 2.2(e), to the extent applicable, and thereafter shall no longer be outstanding and shall automatically be canceled, and shall cease to exist after the Effective Time.

(b)               Class B Units of the Company. Each Class B Unit issued and outstanding as of immediately prior to the Effective Time shall automatically be converted into the right to receive the cash payments and share amounts described in Section 2.2(c) and the cash payments described in Section 2.2(e), to the extent applicable, and thereafter shall no longer be outstanding and shall automatically be canceled, and shall cease to exist after the Effective Time.

(c)               Membership Interests of Merger Sub. Each membership interest of Merger Sub issued and outstanding as of immediately prior to the Effective Time shall automatically be converted into, and be exchanged for, one (1) validly issued, fully paid and nonassessable membership interest of the Surviving Company.

2.2              Payment of Merger Consideration.

(a)               Prior to the Closing, Parent shall appoint an exchange agent reasonably acceptable to the Company to act as exchange agent hereunder (the “Exchange Agent”), which, for avoidance of doubt, may also be the Escrow Agent. All fees, costs and expenses of the Escrow Agent and the Exchange Agent will be borne fifty percent (50%) by Parent and fifty percent (50%) by the Member Representative (on behalf of the Members).

(b)               On the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund the portion of the Aggregate Estimated Cash Consideration, allocable in accordance with the Payment Schedule, and the Aggregate Stock Consideration allocable in accordance with Section 2.2 of the Company Disclosure Schedule, to each Class A Unitholder who, no later than two (2) Business Days prior to the Closing Date, properly completed, duly executed and delivered to the Company a Letter of Transmittal and, with respect to each Class A Unitholder receiving a portion of the Aggregate Stock Consideration other than Employee Holders, a lockup agreement in the form attached as Exhibit B (each, a “Lockup Agreement”), which lockup agreement shall be duly executed and delivered by each legal and beneficial owner of the applicable Class A Units, and with respect to each Employee Holder who is a Class A Unitholder, an Equity Consideration Restricted Stock Agreement in the form attached as Exhibit C (each, a “Restricted Stock Agreement”) and, if applicable, a Lockup Agreement, in accordance with Section 2.4. From and after the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund the portion of the Aggregate Estimated Cash Consideration, allocable in accordance with the Payment Schedule, and the Aggregate Stock Consideration allocable in accordance with Section 2.2 of the Company Disclosure Schedule, to each Class A Unitholder who, later than two (2) Business Days prior to the Closing Date, properly completes, duly executes and delivers to the Company a Letter of Transmittal and, with respect to each Class A Unitholder receiving a portion of the Aggregate Stock Consideration other than Employee Holders, a Lockup Agreement (which shall be duly executed and delivered by each legal and beneficial owner of the applicable Class A Units), and with respect to each Employee Holder who is a Class A Unitholder, a Restricted Stock Agreement and, if applicable, a Lockup Agreement, in accordance with Section 2.4, promptly upon receipt of such Letter of Transmittal, Restricted Stock Agreement and Lockup Agreement, as applicable.

(c)               On the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund the portion of the Aggregate Estimated Cash Consideration, allocable in accordance with the Payment Schedule, and the Aggregate Stock Consideration allocable in accordance with Section 2.2 of the Company Disclosure Schedule, to each Class B Unitholder who, no later than two (2) Business Days prior to the Closing Date, properly completed, duly executed and delivered to the Company a Letter of Transmittal and, with respect to each Class B Unitholder receiving a portion of the Aggregate Stock Consideration other than Employee Holders, a Lockup Agreement, which lockup agreement shall be duly executed and delivered by each legal and beneficial owner of the applicable Class B Units, and with respect to each Employee Holder who is a Class B Unitholder, a Restricted Stock Agreement and, if applicable, a Lockup Agreement, in accordance with Section 2.4 (executed by each legal and beneficial owner of the applicable Class B Units). From and after the Closing Date, Parent shall cause the Exchange Agent to pay from the Exchange Fund the portion of the Aggregate Estimated Cash Consideration, allocable in accordance with the Payment Schedule, and the Aggregate Stock Consideration allocable in accordance with Section 2.2 of the Company Disclosure Schedule, to each Class B Unitholder who, later than two (2) Business Days prior to the Closing Date, properly completes, duly executes and delivers to the Company a Letter of Transmittal and, with respect to each Class B Unitholder receiving a portion of the Aggregate Stock Consideration other than Employee Holders, a Lockup Agreement (which shall be duly executed and delivered by each legal and beneficial owner of the applicable Class B Units), and with respect to each Employee Holder who is a Class B Unitholder, a Restricted Stock Agreement and, if applicable, a Lockup Agreement, in accordance with Section 2.4, promptly upon receipt of such Letter of Transmittal, Restricted Stock Agreement and Lockup Agreement, as applicable.

(d)               The following provisions shall be applicable to payment of the consideration to which each Member is entitled pursuant to Section 2.1 (the “Applicable Member Consideration”):

(i)                 At least five (5) Business Days prior to the Effective Time, the Company will deliver or mail or will cause to be delivered or mailed to each Member a letter of transmittal in the form attached hereto as Exhibit D, with such changes as the Exchange Agent may reasonably request that are reasonably satisfactory to the Company and Parent (the “Letter of Transmittal”), which shall specify that delivery of the Applicable Member Consideration shall be effected, only upon proper delivery of a fully executed Letter of Transmittal in accordance therewith to the Company or the Surviving Company, as applicable, and instructions for use in completing such Letter of Transmittal and receiving the Applicable Member Consideration in respect of the Class A Units or Class B Units.

(ii)              After the Effective Time, there shall be no transfers on the register of members or books and records of the Surviving Company of any Membership Interests that were outstanding immediately prior to the Effective Time. If, after the Effective Time, valid evidence of ownership of Class A Units or Class B Units is presented to and accepted by the Exchange Agent, such Class A Units or Class B Units shall be deemed to be surrendered and canceled against delivery of the Applicable Member Consideration as provided in this Article II.

(iii)            No interest shall accrue or be paid on the Applicable Member Consideration payable upon the delivery of the Letter of Transmittal. None of Parent, the Surviving Company, the Exchange Agent or any of their respective Affiliates shall be liable to any Member for any cash or interest thereon delivered to a public official pursuant to and as required by any applicable abandoned property, escheat or similar Laws. Any portion of the Exchange Fund remaining unclaimed by the Members six (6) months after the Effective Time shall, at Parent’s option, be paid to Parent and such Members shall thereafter look only to the Surviving Company for payment of the Applicable Member Consideration.

(iv)             After the Effective Time, any Member will be entitled to look only to the Surviving Company for payment of their respective claims for the consideration set forth in this Article II, without interest thereon, but will have no greater rights against the Surviving Company than may be accorded to general creditors thereof under applicable Law.

(v)               The Exchange Agent shall invest any cash included in the Exchange Fund, solely in cash or cash equivalents as directed by Parent. Any interest and other income resulting from such investments shall be paid to Parent upon termination of the Exchange Fund pursuant to this Section 2.2. If for any reason (including as a result of losses) the Exchange Fund is inadequate to pay the aggregate Applicable Member Consideration, the Surviving Company shall in any event be liable for payment thereof.

(e)               Promptly (and in any event within two (2) Business Days) following any date on which the Exchange Agent has been paid any amounts to be held in trust for the benefit of the Members pursuant to Section 2.3(h), (i) or (j), Parent shall cause the Exchange Agent to pay in accordance with the Payment Schedule the applicable amounts to be paid to such holders pursuant to Section 2.3(h), (i) or (j) for each such holder who has properly completed, duly executed and delivered a Letter of Transmittal to the Company or the Surviving Company.

2.3              Merger Consideration Adjustment.

(a)               At least five (5) Business Days prior to the Closing Date, the Company shall deliver to Parent:

(i)                A statement (the “Estimated Closing Statement”), together with reasonable supporting documentation, that shall set forth a calculation of (A) the estimated amount of the Closing Working Capital (the “Estimated Working Capital Amount”), (B) the estimated amount of the Closing Working Capital Adjustment based on the Estimated Working Capital Amount (the “Estimated Working Capital Adjustment”), (C) the estimated amount of Closing Indebtedness (the “Estimated Closing Indebtedness”), (D) the estimated amount of Closing Cash (the “Estimated Closing Cash”) and (E) the estimated amount of Transaction Expenses (the “Estimated Transaction Expenses”), and its calculation of the Aggregate Estimated Cash Consideration; and

(ii)              A schedule (the “Payment Schedule”) setting forth (A) the portion of the Aggregate Estimated Cash Consideration that (1) is payable to each Class A Unitholder, and (2) is payable to each Class B Unitholder; (B) an illustration of the allocation of the Released Holdback Amount and the Member Representative Holdback Amount to each of the Members referenced in the preceding clause (A) assuming that the Aggregate Final Cash Consideration is finally determined to be equal to the Aggregate Estimated Cash Consideration and no amounts are payable from the Indemnity Holdback Amount under Article VIII; and (C) the number of (1) Class A Units held by each Class A Unitholder, and (2) the number of Class B Units held by each Class B Unitholder. Parent shall be entitled to rely on the Payment Schedule and shall not be liable to any Class A Unitholder or Class B Unitholder for the accuracy of any payments to be made to such persons in accordance therewith.

(b)               Promptly following the Company’s delivery of the Estimated Closing Statement and the Payment Schedule to Parent, the Company shall, upon reasonable prior notice from Parent and subject to execution of customary work paper access letters if requested by auditors of the Company (i) provide Parent and its Representatives, in connection with Parent’s review of the Estimated Closing Statement and the Payment Schedule, with reasonable access during normal business hours to the facilities, books and records and (subject to execution of a customary access letter) work papers of the Company that are reasonably related to the preparation or assessment of the Estimated Closing Statement and the Payment Schedule, as applicable, and (ii) cooperate with and assist Parent and its Representatives in connection with the review of such materials, including by making available its employees, accountants and other personnel to the extent reasonably requested.

(c)               If Parent notifies the Company in writing of an objection to the (i) Estimated Closing Statement or any of the amounts included in the calculation of the Aggregate Estimated Cash Consideration (including, for the avoidance of doubt, any of the Estimated Working Capital Amount, Estimated Working Capital Adjustment, Estimated Closing Indebtedness, Estimated Closing Cash or Estimated Transaction Expenses) set forth therein and/or (ii) the Payment Schedule (which written notice shall include the specific items in the Estimated Closing Statement and/or Payment Schedule that are in dispute and the nature and amount of any disagreement so identified) prior to the second (2nd) Business Day immediately prior to the Closing Date, then Parent and the Company shall discuss and consider in good faith revisions to the Estimated Closing Statement and/or Payment Schedule to resolve such objection and the Company shall update and redeliver the Estimated Closing Statement and/or the Payment Schedule to reflect agreement, if any, resulting from such discussions and consideration not later than the Business Day immediately prior to the Closing Date. If Parent has validly provided notice of an objection to the Estimated Closing Statement and/or the Payment Schedule pursuant to this Section 2.3(c) and Parent and the Company fail to mutually agree upon revisions to the Estimated Closing Statement and/or the Payment Schedule on or prior to the Business Day immediately prior to the Closing Date, then: (A) none of Parent, the Company or the Member Representative shall delay the Closing because of such failure and (B) the amounts set forth in the Estimated Closing Statement shall be the amounts used in the determination of the Aggregate Estimated Cash Consideration regardless of such objection. The agreement of the parties to revisions to the Estimated Closing Statement and/or the Payment Schedule or the failure of the parties to agree to such revisions shall not constitute a waiver or limitation of the rights or obligations of any party hereto pursuant to the remainder of this Section 2.3.

(d)               As soon as reasonably practicable after the Closing Date, and in any event within sixty (60) days after the Closing Date, (A) Parent shall prepare and deliver to the Member Representative a statement (the “Closing Statement”) that shall set forth a calculation of (i) the Closing Working Capital, (ii) the Closing Working Capital Adjustment, (iii) the Closing Indebtedness, (iv) the Closing Cash and (v) the Transaction Expenses. The Estimated Closing Statement and the Closing Statement shall disregard any financing or refinancing arrangements entered into at any time by Parent or its Affiliates in connection with the consummation of the transactions contemplated hereby and any purchase accounting adjustment arising from the consummation of the transactions contemplated hereby.

(e)               During the thirty (30) days immediately following the Member Representative’s receipt of the Closing Statement (the “Adjustment Review Period”), the Member Representative and its Representatives shall be permitted to review the Company’s and its Subsidiaries’ working papers and the working papers of the Company’s independent accountants, if any, relating to the preparation of the Closing Statement and the calculation of the Closing Working Capital, Closing Working Capital Adjustment, Closing Indebtedness, Closing Cash and Transaction Expenses, as well as the relevant books and records of the Company and its Subsidiaries and Parent shall, and shall cause the Surviving Company and its Representatives to, assist the Member Representative and its Representatives in their review of the Closing Statement and cooperate fully with respect thereto. The Member Representative shall notify Parent in writing (the “Notice of Adjustment Disagreement”) on or prior to the last day of the Adjustment Review Period if the Member Representative disagrees with any portion of the Closing Statement. The Notice of Adjustment Disagreement shall set forth in reasonable detail the basis for such disagreement, the amounts involved and the Member Representative’s adjustments to the Closing Statement with reasonably detailed supporting documentation. If no Notice of Adjustment Disagreement is received by Parent on or prior to the expiration date of the Adjustment Review Period, then the Closing Statement and all amounts set forth therein shall be deemed to have been accepted by the Member Representative and shall become final and binding upon the parties hereto. During the fifteen (15) days immediately following the delivery of a Notice of Adjustment Disagreement (the “Adjustment Resolution Period”), the Member Representative and Parent shall seek in good faith to resolve any disagreement that they may have with respect to the matters specified in the Notice of Adjustment Disagreement. Any items agreed to by the Member Representative and Parent in writing, together with any items not disputed or objected to by the Member Representative in the Notice of Adjustment Disagreement, are collectively referred to herein as the “Resolved Matters.” If, at the end of the Adjustment Resolution Period, the parties have been unable to resolve any differences they may have with respect to the matters specified in the Notice of Adjustment Disagreement, then either the Member Representative or Parent may refer all matters that remain in dispute with respect to the Notice of Adjustment Disagreement (the “Unresolved Matters”) to Pricewaterhouse Coopers LLP (the “Independent Accountant”). In the event that Pricewaterhouse Coopers LLP refuses or is otherwise unable to act as the Independent Accountant, the Independent Accountant shall be KPMG LLP. In the event KPMG LLP refuses or is otherwise unable to act as the Independent Accountant, the Member Representative and Parent shall cooperate in good faith to appoint an independent certified public accounting firm in the United States mutually agreeable to the Member Representative and Parent, in which event “Independent Accountant” shall mean such firm. Within thirty (30) days after the submission of such matters to the Independent Accountant, the Independent Accountant, acting as an expert and not as an arbitrator, will make a final determination, binding on the parties hereto, of the appropriate amount of each of the Unresolved Matters. With respect to each Unresolved Matter, such determination, if not in accordance with the position of either the Member Representative or Parent, shall not be in excess of the higher, nor less than the lower, of the amounts advocated by the Member Representative in the Notice of Adjustment Disagreement or Parent in the Closing Statement with respect to such Unresolved Matter. For the avoidance of doubt, the Independent Accountant shall not review any line items or make any determination with respect to any matter other than the Unresolved Matters. During the review by the Independent Accountant, Parent and the Company shall each make available to the Independent Accountant such individuals and such information, books, records and work papers, as may be reasonably required by the Independent Accountant to fulfill its obligations under this Section 2.3(e); provided, however, that the independent accountants of Parent or the Company shall not be obligated to make any working papers available to the Independent Accountant unless and until the Independent Accountant has signed a customary confidentiality and hold harmless agreement relating to such access to working papers in form and substance reasonably acceptable to such independent accountants. The costs of the Independent Accountant shall be allocated between the Member Representative (on behalf of the Members) and Parent based upon the percentage of the aggregate contested amount submitted to the Independent Accountant that is ultimately awarded to Parent on the one hand or the Member Representative (on behalf of the Members), such that Parent bears a percentage of such costs equal to the percentage of the contested amount awarded to the Member Representative and the Member Representative bears a percentage of such costs equal to the percentage of the contested amount awarded to Parent.

(f)                The “Final Closing Statement” shall be (i) in the event that no Notice of Adjustment Disagreement is delivered by the Member Representative to Parent prior to the expiration of the Adjustment Review Period, the Closing Statement delivered by Parent to the Member Representative pursuant to Section 2.3(b), (ii) in the event that a Notice of Adjustment Disagreement is delivered by the Member Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Member Representative are able to agree on all matters set forth in such Notice of Adjustment Disagreement, the Closing Statement delivered by Parent to the Member Representative pursuant to Section 2.3(b), as adjusted pursuant to the agreement of Parent and the Member Representative in writing, or (iii) in the event that a Notice of Adjustment Disagreement is delivered by the Member Representative to Parent prior to the expiration of the Adjustment Review Period and Parent and the Member Representative are unable to agree on all matters set forth in such Notice of Adjustment Disagreement, the Closing Statement delivered by Parent to the Member Representative pursuant to Section 2.3(b) as adjusted by the Independent Accountant to be consistent with the Resolved Matters and the final determination of the Independent Accountant of the Unresolved Matters in accordance with Section 2.3(e). The date on which the Final Closing Statement is finally determined in accordance with this Section 2.3(f) is hereinafter referred to as the “Determination Date.”

(g)               On the Determination Date, the parties shall calculate the Aggregate Final Cash Consideration. The “Aggregate Final Cash Consideration” shall mean (i) the Base Cash Purchase Price, minus (ii) the Closing Indebtedness (as set forth in the Final Closing Statement), minus (iii) the amount of Transaction Expenses (as set forth in the Final Closing Statement), plus (iv) the amount of Closing Working Capital Adjustment (as set forth in the Final Closing Statement), plus (v) the Closing Cash (as set forth in the Final Closing Statement), and minus (vi) the Member Representative Holdback Amount.

(h)               If the Aggregate Final Cash Consideration is less than the Aggregate Estimated Cash Consideration paid at the Closing (such difference, the “Deficiency Amount”), the Member Representative and Parent shall deliver to the Escrow Agent a joint written instruction to promptly (but in any event within five (5) Business Days after the Determination Date) pay the Deficiency Amount to Parent by wire transfer of same day funds from the Purchase Price Adjustment Holdback Amount held in the Escrow Account in accordance with the Escrow Agreement and, to the extent the Purchase Price Adjustment Holdback Amount is insufficient, from the Indemnity Holdback Amount. If the Aggregate Final Cash Consideration is greater than the Aggregate Estimated Cash Consideration paid at the Closing (such difference, the “Excess Amount”), the Member Representative and Parent shall deliver to the Escrow Agent a joint written instruction to promptly (but in any event within five (5) Business Days after the Determination Date) pay the Purchase Price Adjustment Holdback Amount by wire transfer of same day funds to the Exchange Agent, for the benefit of the Members, to be distributed to such holders pursuant to Section 2.2(e) and Parent shall promptly (but in any event within five (5) Business Days after the Determination Date) pay the Excess Amount by wire transfer of same day funds to the Exchange Agent, for the benefit of the Members, to be distributed to such holders pursuant to Section 2.2(e).

(i)                 Notwithstanding the foregoing, immediately upon Parent’s delivery of the instruction letter contemplated by Section 2.3(f), the Member Representative shall be permitted to deliver a written instruction to the Escrow Agent to distribute the portion of the Purchase Price Adjustment Holdback Amount held in the Escrow Account that is in excess of the Deficiency Amount, if any (such excess, the “Released Holdback Amount”), to the Exchange Agent in trust for the benefit of the Members, to be distributed to such holders pursuant to Section 2.2(e). Notwithstanding anything herein to the contrary, other than the distribution of the Released Holdback Amount pursuant to this Section 2.3(i), the Escrow Agent shall retain in the Escrow Account and shall not distribute any portion of the Purchase Price Adjustment Holdback Amount prior to the sixth (6th) Business Day after the Determination Date and the payment of all amounts required to be paid to Parent pursuant to Section 2.3(h) (or such earlier time as all payment obligations of the Member Representative under Section 2.3(h) are satisfied).

(j)                 From time to time following the Closing, and subject to the terms of the Escrow Agreement, the Member Representative shall be permitted to deliver a written instruction to the Escrow Agent to distribute all or a portion of the Member Representative Expense Amount held in the Escrow Account to the Member Representative to satisfy costs, expenses and/or liabilities of the Member Representative in connection with matters related to this Agreement.

(k)

(i)                 On the first Business Day following the date that is eighteen (18) months after the Closing Date (the “Tax Indemnity Expiration Date”), the Member Representative and Parent shall jointly direct the Escrow Agent to distribute a portion of the Indemnity Holdback Amount from the Escrow Account that is equal to the Tax Indemnity Holdback Release Amount to the Members in accordance with the Escrow Agreement; provided that, to the extent there are any pending and unresolved claims for indemnification under Section 8.2(a)(ii) for which notice has been timely provided prior to the Tax Indemnity Expiration Date, an amount equal to the dollar amount of such pending and unresolved claims shall be retained in the Escrow Account in accordance with the Escrow Agreement and shall be released in accordance with the procedures set forth in this Agreement and the Escrow Agreement following resolution of each such claim.

(ii)              On the first Business Day following earlier of (i) the date that is thirty-six (36) months after the Closing Date and (ii) the date on which a Final Determination is entered providing for a resolution of the Covered Matter (such earlier date, the “Covered Matter Expiration Date”), the Member Representative and Parent shall jointly direct the Escrow Agent to distribute any portion of the Indemnity Holdback Amount remaining in the Escrow Account as of such date to the Members in accordance with the Escrow Agreement; provided that, to the extent there are any pending and unresolved claims for indemnification under Section 8.2(a)(i) or Section 8.2(a)(iii) for which notice has been timely provided prior to the Covered Matter Expiration Date, or to the extent there remain any pending and unresolved claims for indemnification under Section 8.2(a)(ii) for which notice has been timely provided prior to the Tax Indemnity Expiration Date, an amount equal to the dollar amount of such pending and unresolved claims shall be retained in the Escrow Account in accordance with the Escrow Agreement and shall be released in accordance with the procedures set forth in this Agreement and the Escrow Agreement following resolution or each such claim; provided, further, that if the Covered Matter Expiration Date occurs prior to the Tax Indemnity Expiration Date, $5,000,000 (Five Million Dollars) shall be retained in the Escrow Account and be released in accordance with Section 2.3(k)(i).

2.4              Parent Common Stock Issuable to Employee Holders.

(a)               Notwithstanding anything herein to the contrary, the portion of the Aggregate Stock Consideration payable to each Class A Unitholder and each Class B Unitholder that is an employee (or, in the case of an Entity, the equity of which is beneficially owned or formed by an employee or that is a trust or similar vehicle formed by or for an employee) of the Company or any of its Subsidiaries as of immediately prior to the Closing and each Specified Employee and Additional Employee (each such Holder, Specified Employee and Additional Employee, an “Employee Holder”) shall vest in accordance with Section 2.4 of the Company Disclosure Schedule and in accordance with the terms and conditions as set forth in the Restricted Stock Agreement to be entered into between each Employee Holder and Parent, subject to such Specified Employee’s and Additional Employee’s continued employment or service with the Company or any of its Subsidiaries through the Closing and such Employee Holder’s continued employment or service with Parent or any of its Subsidiaries through the applicable vesting date; provided that all shares of Parent Common Stock issued to an Employee Holder as part of the Aggregate Stock Consideration shall automatically vest in full upon the termination of such Employee Holder’s employment by Parent or its applicable Subsidiary without Cause, due to the Employee Holder’s resignation for Good Reason or due to the Employee Holder’s death or Disability, in each case, following Closing and upon such Specified Employee’s and Additional Employee’s termination due to death or Disability on or prior to Closing. Each Employee Holder shall be entitled to receive any and all dividends that are declared, from and after the Closing Date through the applicable vesting date, on the shares of Parent Common Stock such Employee Holder received as part of the Aggregate Stock Consideration at the time the applicable shares of Parent Common Stock vest in accordance with the foregoing sentence. In the event that the Outside Date is extended pursuant to Section 7.1(c), each Employee Holder shall also enter into a Lockup Agreement in connection with the Closing.

2.5              Restricted Securities; Transfer Restrictions.

(a)               The parties acknowledge and agree that the Parent Common Stock payable as part of the Aggregate Stock Consideration pursuant to this Agreement will not be registered under the Securities Act or under any state securities Laws and is being offered and sold in reliance upon federal and state exemptions from registration for transactions not involving any public offering. Each book entry representing shares of Parent Common Stock shall be notated with a legend in substantially the following form:

THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES OR BLUE SKY LAWS. THESE SECURITIES MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR AN EXEMPTION THEREFROM UNDER SAID ACT OR LAWS.

(b)               In the event that the Parent Common Stock payable as part of the Aggregate Stock Consideration pursuant to this Agreement (i) becomes registered under the Securities Act or (ii) is eligible to be transferred without restriction in accordance with Rule 144 or another exemption from registration under the Securities Act, Parent shall issue new evidence of shares in book-entry form representing such shares, which shall not contain the legend in Section 2.5(a) and shall instruct its transfer agent to make any necessary notations in the share register book of Parent to reflect the removal of such legend; provided that, in the case of clause (ii) of this paragraph, such stockholder provides to Parent or its transfer agent, a customary representation letter or, if such stockholder is not relying on Rule 144, an opinion of counsel, regarding such person’s eligibility to sell under Rule 144 or such other exemption, in each case, if reasonably requested by Parent.

(c)               As set forth in the Lockup Agreement, the parties acknowledge and agree that the Parent Common Stock payable as part of the Aggregate Stock Consideration pursuant to this Agreement (other than shares of Parent Common Stock payable to the Employee Holders) shall be subject to the Transfer Restrictions as follows: (i) one-third of the total number of such shares of Parent Common Stock shall be subject to the Transfer Restrictions from the Closing until the end of the day that is six (6) months after the Closing Date; (ii) one-third of the total number of such shares of Parent Common Stock shall be subject to the Transfer Restrictions from the Closing until the end of the day that is twelve (12) months after the Closing Date; and (iii) one-third of the total number of such shares of Parent Common Stock shall be subject to the Transfer Restrictions from the Closing until the end of the day that is eighteen (18) months after the Closing Date (any such shares of Parent Common Stock subject to the Transfer Restrictions, the “Locked-Up Shares”).

(d)               The parties authorize Parent to cause its transfer agent for the Parent Common Stock and the broker used by Parent to administer its equity compensation programs, if applicable, to, in accordance with the terms and conditions of this Agreement, decline to transfer, and to note stop transfer restrictions on the stock register and other records relating to Locked-Up Shares. The parties further acknowledge that each book entry representing Locked-Up Shares shall be notated with a legend in substantially the form set forth below:

THE SALE, PLEDGE, HYPOTHECATION, OR TRANSFER OF THE SECURITIES REPRESENTED HEREBY IS SUBJECT TO, AND IN CERTAIN CASES PROHIBITED BY, THE TERMS AND CONDITIONS OF A CERTAIN MERGER AGREEMENT TO WHICH THE CORPORATION IS A PARTY. A COPY OF THIS AGREEMENT MAY BE OBTAINED UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION.

Upon termination of the Transfer Restrictions, Parent shall issue new evidence of shares in book-entry form representing such shares, which shall not contain the legend in this Section 2.5(d) and shall instruct its transfer agent to make any necessary notations in the share register book of Parent to reflect the removal of such legend.

(e)               The parties acknowledge and agree that any attempted transfer in violation of this Section 2.5 shall be null and void ab initio.

2.6              Voting Rights. Notwithstanding anything herein to the contrary, all holders of shares of Parent Common Stock received as part of the Aggregate Stock Consideration pursuant to this Agreement shall be entitled to exercise all voting rights with respect to such shares from and after the Closing (including with respect to any such shares vesting after the Closing Date).

2.7              Withholding. Notwithstanding any other provision of this Agreement, Parent, the Exchange Agent, the Company and the Member Representative (or the applicable withholding agent) shall be entitled to deduct and withhold from any consideration payable or deliverable to any Person in connection with the transactions contemplated by this Agreement, such amounts as are required to be deducted and withheld under any applicable Tax Law. To the extent that amounts are so withheld and remitted to the applicable Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding or deduction was made. Parent shall use commercially reasonable efforts to notify the Member Representative at least thirty (30) days prior to making any such withholding or deduction and shall cooperate with the Member Representative to mitigate any such withholding.

2.8              Certain Adjustments. Notwithstanding anything in this Agreement to the contrary, if, from the date hereof until the earlier of (i) the Effective Time or (ii) any termination of this Agreement in accordance with Section 7.1, the outstanding shares of Parent Common Stock shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), recapitalization, split-up, combination, exchange of shares, readjustment, or other similar transaction, or a stock dividend thereon shall be declared with a record date within said period, then the Aggregate Stock Consideration and any other similarly dependent items, as the case may be, shall be appropriately adjusted to provide Parent and the Members the same economic effect as contemplated by this Agreement prior to such event. Nothing in this Section 2.8 shall be construed to permit any party hereto to take any action that is otherwise prohibited or restricted by any other provision of this Agreement.

Article III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the corresponding section of the disclosure schedules provided by the Company to Parent and Merger Sub concurrently with the execution of this Agreement (the “Company Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Company Disclosure Schedule shall be deemed disclosure with respect to any other section to which the relevance of such item is reasonably apparent on the face of the disclosure), the Company represents and warrants to Parent and Merger Sub as follows:

3.1              Organization, Standing and Power.

(a)               The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Utah, and has all requisite limited liability company power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is duly licensed or qualified to do business and is in good standing (to the extent such concept or a comparable status is recognized) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification required by Law, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby.

(b)               Each of the Company’s Subsidiaries is duly organized, validly existing and in good standing under the Laws of the State of Utah, has all requisite limited liability company power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business and is in good standing (to the extent such concept or a comparable status is recognized) in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification required by Law, except where the failure to be so organized, existing, licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby.

(c)               Section 3.1(c) of the Company Disclosure Schedule sets forth a correct and complete list of each jurisdiction in which the Company and each of its Subsidiaries is organized and qualified to do business.

(d)               The Company has made available to Parent complete and correct copies of the certificate of organization and operating agreement of the Company and each of its Subsidiaries and each such document is in full force and effect. The Company has made available to Parent complete and correct copies of the profits interests agreements applicable to Class B Units. Neither the Company nor any of its Subsidiaries is in violation of any of the provisions contained in its certificate of organization or operating agreement in any material respect.

3.2              Authorization.

(a)               The Company has all necessary limited liability company power and authority to execute and deliver this Agreement and to perform its obligations hereunder and, assuming the filings, approvals or waiting periods referred to in Section 3.4 are duly made, obtained or satisfied, to consummate the transactions contemplated hereby. The execution, delivery and performance by the Company of this Agreement, and the consummation of the transactions contemplated hereby, have been duly and validly authorized by all requisite limited liability company action of the Company. This Agreement has been duly executed and delivered by the Company and, assuming due authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar Laws of general application affecting or relating to the enforcement of creditors’ rights generally and (ii) is subject to general principles of equity, whether considered in a proceeding at Law or in equity (the “Bankruptcy and Equity Exception”).

(b)               No vote or consent of the holders of any class of membership interests or other equity interest of the Company is necessary to approve this Agreement, the Merger or the transactions contemplated hereby, and the transactions contemplated hereby do not give rise to any dissenters’, appraisal or similar rights in respect of any holder of any class of membership interests or other equity interest of the Company.

3.3              Noncontravention. Assuming compliance with the matters referenced in Section 3.4 (including the making, receipt or satisfaction of the filings, approvals or waiting periods referred to therein), neither the execution and delivery of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby, nor compliance by the Company with any of the terms or provisions hereof, will (a) conflict with or violate any provision of (i) the certificate of organization or operating agreement of the Company or (ii) the certificate of organization or operating agreement of any of the Company’s Subsidiaries or (b) (i) violate any Law or Order applicable to the Company or any of the Company’s Subsidiaries, (ii) with or without notice, lapse of time or both, violate, breach, result in a loss of benefits or constitute a default under any of the terms, conditions or provisions of any Contract or accelerate, require a payment under or give rise to a loss of any benefit under or any right of termination, purchase, sale, cancellation, modification or acceleration of any obligations under any Contract, (iii) with or without notice, lapse of time or both, violate, breach or constitute a default under any Permit by which the Company or any of the Company’s Subsidiaries or their assets or properties are bound or (iv) result in the creation of any Lien (other than any Permitted Lien) on any properties, rights or assets of the Company or any of its Subsidiaries, except, in the case of clause (b), for such violations, defaults, accelerations, payments, rights, losses and Liens as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby.

3.4              Governmental Approvals. Except for (a) filing of the Statement of Merger with the Utah Division pursuant to the URULLCA and (b) filings required under, and compliance with other applicable requirements of, the HSR Act, no consents, authorizations or approvals of or filings, declarations or registrations with, any Governmental Entity are necessary for the execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby, other than such other consents, authorizations, approvals, filings, declarations or registrations that, if not obtained, made or given, would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby.

3.5              Capitalization.

(a)               The Company is authorized to issue up to 200,000,000 Membership Interests consisting of Class A Units and Class B Units of the Company. As of the date hereof, there are (rounded up to the nearest whole number) (i) 178,236,600 Class A Units of the Company issued and outstanding and (ii) 20,559,700 Class B Units of the Company issued and outstanding. All issued and outstanding Membership Interests have been duly authorized and validly issued, fully paid, nonassessable, issued in compliance with all applicable Laws and each of the certificate of organization and the operating agreement of the Company and have not been issued in violation of any preemptive or other similar rights. There are fewer than thirty-five holders of Membership Interests who are not “accredited investors” within the meaning of Rule 501 under the Securities Act, and each of such holders has such knowledge and experience in financial and business matters that he or she is capable of evaluating the merits and risks of the prospective investment.

(b)               Section 3.5(b) of the Company Disclosure Schedule sets forth, as of the date hereof, a true and complete list of all holders of outstanding Membership Interests, including the number and class of Membership Interests and Percentage Interest (as defined in the operating agreement of the Company as of the date hereof) held by such holders.

(c)                There are (i) no outstanding Membership Interests of, or other equity or voting interests in, the Company, (ii) no outstanding securities of the Company convertible into or exchangeable for Membership Interests of, or other equity or voting interests in, the Company, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from the Company, or that obligate the Company to issue or register, or that restrict the transfer or voting of, any Membership Interests of, or other equity or voting interests in, or any securities convertible into or exchangeable for Membership Interests of, or other equity or voting interests in, the Company, (iv) no obligations of the Company to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any membership interests of, or other equity or voting interests (including any voting debt) in, the Company (the items in clauses (i), (ii), (iii) and (iv), being referred to collectively as “Company Securities”), (v) no calls, subscriptions, preemptive rights or Contracts for the purchase or issuance of Company Securities, (vi) no “phantom stock” or similar obligations of the Company, (vii) no Contracts requiring the Company to acquire any equity interests of any other Person, (viii) no other obligations by the Company to make any payments based on the price or value of any Company Securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of the Company and (ix) no outstanding agreements of any kind which obligate the Company to repurchase, redeem or otherwise acquire any Company Securities or other equity or voting interests in any Person, or obligate the Company to grant, extend or enter into any such agreements.

(d)               The Company does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote with the holders of the Membership Interests on any matter. No Subsidiary of the Company owns any Membership Interests.

(e)                Except as set forth in the operating agreement of the Company made available to Parent prior to the date hereof, there are no “tag-along”, “drag-along” or similar rights, or any voting trusts, proxies, or other member or similar agreements or understandings, in each case with respect to Company Securities.

3.6              Subsidiaries.

(a)                As of the date hereof, the Company has two Subsidiaries, Acima Credit, LLC, a Utah limited liability company, and Acima Solutions, LLC, a Utah limited liability company. Each outstanding membership interest of each Subsidiary of the Company is duly authorized, validly issued, fully paid and nonassessable, has not been issued in violation of any preemptive or similar rights and is held, directly or indirectly, by the Company, free and clear of all Liens other than Permitted Liens. There are no subscriptions, options, warrants, rights, calls, contracts or other commitments, understandings, restrictions or arrangements relating to, or requiring, the issuance, acquisition, redemption, repurchase or sale of any membership interests or other ownership interests of any of the Company’s Subsidiaries, including any right of conversion or exchange under any outstanding security, instrument or agreement.

(b)               There are no obligations of any of the Company’s Subsidiaries to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any membership interests of, or other equity or voting interests (including any voting debt) in, any of the Company’s Subsidiaries. There are no agreements, subscriptions, options, warrants, rights, calls or other Contracts of any kind which obligate any of the Company’s Subsidiaries to repurchase, redeem or otherwise acquire any securities or equity interests of any other Person.

3.7              Financial Statements; Undisclosed Liabilities.

(a)                Section 3.7(a) of the Company Disclosure Schedule sets forth the audited consolidated balance sheets of the Company as of December 31, 2019, and December 31, 2018, and the related consolidated statements of operations, equity and cash flows of the Company for the years then ended, and the unaudited consolidated balance sheet of the Company as of September 30, 2020 and September 30, 2019, and the related consolidated statements of operations, equity and cash flows of the Company for the nine months then ended, inclusive of footnotes (the “Company Financial Statements”). The Company Financial Statements have been prepared in accordance with GAAP, consistently applied during the periods involved and fairly present, in all material respects, the consolidated financial position, the results of operations and cash flow of the Company as of the dates, and for the periods, presented therein (subject, in the case of unaudited statements, to changes resulting from normal year-end adjustments that would not reasonably be expected to be material in amount or effect and the absence of certain footnotes).

(b)               The Company maintains a system of internal accounting controls sufficient, in all respects, to (i) ensure that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, (ii) ensure that receipts and expenditures of the Company and its Subsidiaries are being made in accordance with appropriate authorizations of management and the Company’s board of directors and (iii) prevent or timely detect any unauthorized acquisition, use or disposition of assets of the Company and its Subsidiaries. During the past three (3) years, no material complaints from any source regarding accounting, internal accounting controls or auditing matters have been received by the Company. The Company has made available to Parent a summary of all material complaints or concerns relating to other matters made during the past three (3) years through the Company’s whistleblower hot-line or equivalent system for receipt of employee concerns regarding possible violations of Law.

(c)               Neither the Company nor any of the Company’s Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise), except liabilities or obligations (i) reflected on, reserved against or described on the Company Financial Statements, including the notes thereto, (ii) incurred after September 30, 2020 in the ordinary course of business, (iii) incurred by the Company in connection with the transactions contemplated hereby, (iv) have been (or will be prior to the Closing) discharged or paid off, (v) are not, and would not reasonably be expected to be, individually or in the aggregate, material to the Company and its Subsidiaries, taken together, or (vi) arise under applicable Law or executory Contracts (other than as a result of a violation or breach by the Company or any of the Company’s Subsidiaries).

3.8              Absence of Certain Changes.

(a)               Since December 31, 2019 through the date hereof, except for the transactions contemplated hereby, the business of the Company and its Subsidiaries has been conducted in all material respects in the ordinary course of business and there has not been:

(i)                 any material damage, destruction or other casualty loss with respect to any material asset or property owned, leased or otherwise used by the Company or any of its Subsidiaries, whether or not covered by insurance; or

(ii)              any of the activities that would not be permitted to be undertaken under Section 5.1(b)(v), (vi), (vii), (ix), (xvii) or (xix) had they occurred between the date hereof and the Closing.

(b)               Since December 31, 2019, there has not been any event, change, development, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

3.9              Legal Proceedings. (a) There is no pending or, to the Knowledge of the Company, threatened, legal or administrative proceeding, claim, suit, Action or, to the Knowledge of the Company, investigation, against the Company or any of its Subsidiaries, or their respective properties, assets or businesses, by any Governmental Entity (or by any other Person before, or, to the Knowledge of the Company, threatened to be before, any Governmental Entity), other than as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, or reasonably be expected to prevent, materially delay or materially impair the ability of the Company to consummate the transactions contemplated hereby, (b) there have been no such pending proceedings, claims, suits, Actions or, to the Knowledge of the Company, investigations commenced against the Company during the past three (3) years, and (c) none of the Company or its Subsidiaries is, or has been during the past three (3) years subject to any outstanding Order.

3.10          Compliance With Laws; Permits. The Company and its Subsidiaries are, and have been during the past three (3) years, in material compliance with all Laws applicable to the Company or its Subsidiaries, respectively, or their respective business operations. The Company and its Subsidiaries hold all material Permits required by Law for the lawful conduct of their respective businesses as presently conducted (but, for the avoidance of doubt, excluding any Permits and Contracts relating to Intellectual Property) (the “Business Licenses”), and no other Business Licenses are required for the legal and valid conduct of the business of the Company and its Subsidiaries as presently conducted. All Business Licenses are valid and in good standing and are in full force and effect and the Company and its Subsidiaries are in material compliance with the terms of all the Business Licenses. No Action is pending or threatened that would reasonably be expected to result in any revocation or limitation pertaining to any such Business License. The Company and its Subsidiaries do not offer, and during the past three (3) years, have not offered any consumer financial product or service that would reasonably be expected to be regulated under the Consumer Financial Protection Act, 12 U.S.C. § 5481(5).

3.11          Material Contracts.

(a)               Section 3.11(a) of the Company Disclosure Schedule sets forth each of the following types of Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof (other than Company Plans, and the certificates of organization and operating agreements of the Company and its Subsidiaries):

(i)                Contracts providing for joint ventures, partnerships or sharing of profits with any third party;

(ii)               Contracts providing for the acquisition or disposition by the Company or any of the Company’s Subsidiaries of any business, division or product line (whether by merger, sale of shares, sale of assets or otherwise) or the acquisition by the Company or any of the Company’s Subsidiaries of any equity interest in any other Person (A) that were entered into in the past three (3) years or (B) under which there remain any material obligations of the Company or its Subsidiaries;

(iii)              Contracts providing for Indebtedness for borrowed money of the Company or any of its Subsidiaries;

(iv)             Contracts under which the Company or any of its Subsidiaries has loaned any amount to any Person other than the Company or any of its Subsidiaries, any portion of which remains outstanding;

(v)              Contracts creating any Lien (other than Permitted Liens) upon any assets of the Company and its Subsidiaries securing obligations in excess of $250,000;

(vi)             Contracts pursuant to which the Company or any of its Subsidiaries (A) licenses in or is otherwise granted the right to use Intellectual Property or Technology of another Person (other than (1) non-exclusive licenses for unmodified, commercially available “off-the-shelf” software that have been granted on standardized, generally available terms and not material to the business of the Company or its Subsidiaries and (2) Open Source Software); (B) licenses out or otherwise grants another Person the right to use any Intellectual Property or Technology of the Company or any of its Subsidiaries (other than (1) non-exclusive licenses granted to customers in the ordinary course of business consistent with past practices, under licensing terms that are consistent in all material respects, in substance, with the form agreement(s) made available to Parent and identified on Section 3.11(a)(vi) of the Company Disclosure Schedule, and (2) non-exclusive, term-limited trademark licenses granted in the ordinary course of business and incidental to commercial agreements); or (C) assigns or transfers or agreed to assign or transfer any material Intellectual Property or Technology to or from the Company or any of its Subsidiaries.

(vii)             Contracts providing for the development of any Company Software, Company Intellectual Property or Technology purported to be owned by the Company or any of its Subsidiaries (other than employee invention assignment agreements and consulting agreements that contain present assignment language on the Company’s standard form).

(viii)           Contracts for data Processing or Contracts primarily related to data, privacy or data protection, including all Contracts governing the transfer, licensing or Processing of Personal Information of consumers to or by (or on behalf of) the Company or any of its Subsidiaries, in each case, where such Contract is material to the business of the Company and its Subsidiaries, taken as a whole;

(ix)              Contracts containing provisions that expressly limit the ability of the Company or any of its Subsidiaries to engage in any line of business or business activity in any geographic area or compete with any Person;

(x)               Contracts providing for any grant of exclusive rights to license, market, or sell the Company’s or any of its Subsidiaries products, services, Intellectual Property or Technology to any other Person, or any Contract that requires the Company or any of its Subsidiaries to do business on an exclusive basis or to price any products or services on a “most favored nation” basis, or that limit price increases;

(xi)              Contracts that provided for the expenditure of more than $1,000,000 in the aggregate during the twelve-month (12-month) period ended September 30, 2020 or are reasonably expected to involve the expenditure of more than $1,000,000 in the aggregate by the end of the remaining term of such Contract;

(xii)             Contracts pursuant to which the Company or any of its Subsidiaries is a party, or is otherwise bound, and the contracting counterparty of which (A) is a Governmental Entity or (B) to the Knowledge of the Company, has entered into such Contract in its capacity as a prime contractor or other subcontractor of any Contract with a Governmental Entity and such Contract imposes upon the Company obligations or other liabilities due to such Governmental Entity;

(xiii)            leases under which the Company or any of its Subsidiaries lease, sublease or otherwise have a right to occupy Leased Real Property involving annual payments by the Company or any of its Subsidiaries of in excess of $250,000;

(xiv)           Contracts containing any standstill or similar agreement pursuant to which the Company or its Subsidiaries has agreed not to acquire assets or securities of any Person;

(xv)            Contracts that contain any restriction on the ability of the Company or any of its Subsidiaries to (A) solicit or hire (whether as an employee, independent contractor, consultant or otherwise) any Person other than ordinary course employee non-solicit/hire arrangements that would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole or (B) solicit business from any Person;

(xvi)           Contracts providing for indemnification by the Company or its Subsidiaries, except indemnification of directors, officers and employees as set forth in their respective organizational documents and for customary indemnification provisions in third party Contracts entered into in the ordinary course; or

(xvii)           Contracts evidencing financial or commodity hedging or similar trading activities, including any interest rate swaps, financial derivatives master agreements or confirmations, or futures account opening agreements and/or brokerage statements or similar Contracts.

Each Contract of the type described in the foregoing clauses (i) – (xvii) of this Section 3.11(a), together with any Contract with any Key Vendor or Key Merchant, is referred to herein as a “Material Contract.”

(b)               Except as would not reasonably be expected to be material to the Company and its Subsidiaries, taken together, (i) each Material Contract is valid and binding on the Company or a Subsidiary of the Company to the extent the Company or a Subsidiary of the Company is a party thereto, as applicable, and, to the Knowledge of the Company, on each other party thereto and is in full force and effect and enforceable in accordance with its terms (in each case subject to the Bankruptcy and Equity Exception), (ii) the Company or a Subsidiary of the Company, as applicable, and, to the Knowledge of the Company, each of the other parties thereto, are not in breach of, default or violation under, any of such Contracts and no event has occurred that, with notice or lapse of time, or both, would constitute such a breach, default or violation and (iii) neither the Company nor any of its Subsidiaries has received notice alleging there is a breach or default on the part of the Company or any of its Subsidiaries under any such Material Contract. Except as described in Section 3.11(b) of the Company Disclosure Schedule, a true, correct and complete copy of each Material Contract has been made available by the Company to Parent.

3.12          Intellectual Property; IT Systems; Privacy.

(a)               Section 3.12(a) of the Company Disclosure Schedule sets forth a complete and accurate list as of the date hereof of all Company Registered IP. Each item of material Company Registered IP is currently in compliance with all formal legal requirements (including payment of filing, examination and maintenance fees) and, to the extent issued, is subsisting, and to the Knowledge of the Company, valid and enforceable. There are no Actions pending or, to the Knowledge of the Company, threatened (including any “cease and desist” letter or invitation to take a license) with respect to any Company Registered IP.

(b)               All Company Intellectual Property is exclusively owned free and clear of any Liens, other than Permitted Liens. The Company Intellectual Property and the Licensed Intellectual Property constitute all the Intellectual Property used in or necessary for the operation of the business of the Company and its Subsidiaries as currently conducted and all such Intellectual Property shall continue to be owned or licensed, as applicable, by the Company or the applicable Subsidiary immediately following the consummation of the Merger in the same manner and subject to the same terms as owned or licensed, as applicable, by the Company or applicable Subsidiary immediately prior to the consummation of the Merger without modification, cancellation, termination, suspension of, or acceleration of any right, obligation or payment with respect to any such Intellectual Property. Either the Company or its Subsidiaries is the sole owner and possesses all right, title and interest in and to, or otherwise has the valid licensed right to use, each item of material Intellectual Property used or held for use by the Company and its Subsidiaries free and clear of all Liens (except for Permitted Liens). No Company Intellectual Property or Company Registered IP is subject to any outstanding Order or agreement adversely affecting the Company’s or its applicable Subsidiaries’ ownership or use of, or any rights in or to, any such Intellectual Property.

(c)                Neither the operation of the business of the Company nor any of its Subsidiaries, and none of the Company’s or its Subsidiaries’ Technology, products, services, systems, or other offerings to the extent used in connection with the conduct of such business, has infringed, misappropriated, diluted or otherwise violated any Intellectual Property of any third Person in the past three (3) years, and there has not been any claim or Action pending or, to the Knowledge of the Company, threatened (including any “cease and desist” letter or invitation to take a license) against the Company or any of its Subsidiaries’ alleging any of the foregoing. To the Knowledge of the Company, in the past three (3) years, no third Person has infringed, misappropriated or violated any Company Intellectual Property or any Company Registered IP.

(d)               The Company and its Subsidiaries have taken commercially reasonable steps and implemented reasonable safeguards in accordance with industry standards to maintain and protect the confidentiality of any material Trade Secrets included in the Company Intellectual Property. No such material Trade Secret has been used or discovered by or disclosed to any third Person except to Persons pursuant to a written, valid and enforceable confidentiality or nondisclosure agreement protecting the confidentiality thereof, which agreements have not been breached in any material respect by such third Person.

(e)                The Company or one of its Subsidiaries owns all material Intellectual Property and material Technology (including all Company Software) that has been developed for the Company or its Subsidiaries by employees of, or consultants or contractors to, the Company and its Subsidiaries, pursuant to a binding, valid and enforceable written agreement with each such employee, consultant or contractor, pursuant to which each such employee, consultant or contractor has presently assigned all right, title and interest in and to such developed Intellectual Property and Technology to the Company or its Subsidiaries, as the case may be. No such Person retains any right, title or interest in or to any such developed Intellectual Property or Technology. There are no Actions pending or, to the Knowledge of the Company, threatened by any current or former employee, officer, director, consultant or contractor of the Company or its Subsidiaries’ claiming that such Person owns any right, title or interest in or to any such developed Intellectual Property or Technology.

(f)                None of the Company Intellectual Property or Technology was developed or created, in whole or in part, as a result of any funding or support from, or any arrangement with, any Governmental Entity, university, research institution, or nonprofit organization.

(g)               Section 3.12(g) of the Company Disclosure Schedule sets forth a true and accurate list of all material Company Software. The Company or its applicable subsidiary solely and exclusively owns all right, title and interest in and to all material Company Software free and clear of any Liens other than Permitted Liens.

(h)                The Company or its applicable Subsidiary solely and exclusively owns all right, title and interest in and to the Company IT Systems, free and clear of any Liens other than Permitted Liens. The Company IT Systems and, to the Knowledge of the Company, the Licensed IT Systems, (i) are sufficient for the current needs of the business of the Company and its Subsidiaries, (ii) operate and perform in all material respects as required by the Company or its applicable Subsidiary for the operation of its business as currently conducted, (iii) in the past three (3) years, have not materially malfunctioned or failed, and (iv) are free from any material bugs, Malware, or other material defects. During the past three (3) years, no Person has gained unauthorized access to any material Company IT Systems or any material information Processed by any Company IT System. All Company IT Systems and Licensed IT Systems and all Technology (including all Company Software) used in the businesses of the Company or any of its Subsidiaries shall continue to be owned or licensed, as applicable, by the Company or the applicable Subsidiary immediately following the consummation of the Merger in the same manner and subject to the same terms as owned or licensed, as applicable, by the Company or applicable Subsidiary immediately prior to the consummation of the Merger without modification, cancellation, termination, suspension of, or acceleration of any right, obligation or payment with respect to any such IT System or Technology.

(i)                With respect to the Company IT System, the Company and its Subsidiaries (i) have implemented reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures in accordance with industry standards, as well as a reasonable written information security plan and business continuity plan, (ii) have taken reasonable measures and implemented reasonable safeguards in accordance with industry standards to prevent the introduction of any Malware into the Company IT Systems and (iii) have implemented reasonable security measures in accordance with industry standards designed to prevent and detect any advanced persistent threats to the Company IT Systems and no such advanced persistent threats have been detected by the Company in the past three (3) years. None of the Company IT Systems and the Company Software, and to the knowledge of the Company, none of the Licensed IT Systems, contains or makes available any Malware.

(j)                With respect to the Company IT System, the Company and its Subsidiaries have, within the past twelve (12) months, conducted reasonable penetration testing and data backup, data storage, system redundancy and disaster avoidance and recovery testing consistent with industry best practices. The Company or its applicable Subsidiary has resolved in all material respects each material deficiency identified in any such testing. The Company or its applicable Subsidiary has delivered or made available to Parent true, correct and complete copies of the results and reports of any third Person certifications for the Company IT System relating to data security and management processes and controls, including such processes and controls for the Processing of Personal Information. The Company or its applicable Subsidiary has resolved in all material respects each material deficiency identified in such reports.

(k)                Neither the Company nor any of its Subsidiaries has disclosed or delivered or authorized the disclosure or delivery, of any Company Source Code to any Person, and no Person has the right, contingent or otherwise, to obtain access to or use any Company Source Code other than disclosures or deliveries to employees, contractors and consultants who are (1) engaged by the Company or its subsidiaries to provide services related to such Company Source Code and (2) bound by written, valid and enforceable non-disclosure agreements protecting the confidentiality of the Company Source Code, which agreements have not been breached in any material respect. To the Knowledge of the Company, no event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time) will, or could reasonably be expected to, result in the delivery, license, or disclosure of any Company Source Code to any Person who is not, as of the date hereof, an employee, contractor or consultant of the Company or its Subsidiaries or engaged by the Company or its Subsidiaries to provide services related to such Company Source Code, pursuant to written, valid and enforceable non-disclosure agreement protecting the confidentiality of the Company Source Code.

(l)                The Company or its applicable Subsidiary has delivered or made available to Parent true, correct and complete copies of the results and reports of any third Person analysis of the Company’s source code, including any analysis of Open Source Software that is contained in, embedded in, or linked to the current version of any Company Software, product or service of the Company or its Subsidiaries. The Company and its applicable Subsidiaries are in material compliance with all licenses for all Open Source Software that is distributed by the Company or its Subsidiaries, or that is contained in, embedded in, or linked to the current version of any Company Software, product or service of the Company or its Subsidiaries, or from which any such Software, product or service is derived. No Software that is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License, or Mozilla Public License) has been contained in, embedded in, or linked to any Company Software, product or service of the Company or its Subsidiaries (and no Software, product or service of any Company or its Subsidiaries has been derived from any such copyleft or other Software) in a manner that requires, or conditions the use or distribution of any Company Software on, the disclosure, licensing, or distribution of the source code for any Company Software or the grant of any license or other right in, to or under any Company Intellectual Property.

(m)               Each of the Company and its Subsidiaries has taken reasonable measures in accordance with industry standards to protect the confidentiality of its customers’ Personal Information and other Personal Information to which it has access and to prevent unauthorized Process, access, modification, loss, theft, disclosure or other misuse of such information, including by implementing reasonable measures in accordance with industry standards with respect to the administrative, technical and physical security of such Personal Information.

(n)               The Company and its Subsidiaries have been during the past three (3) years and are in compliance with all applicable Information Privacy and Security Laws and all applicable terms and conditions of all Contracts, terms of use and privacy and security policies that regulate or limit the creation, receipt, transfer, collection, storage, maintenance, Processing, use, disclosure or transmission of, or otherwise relate to the privacy, security or protection of, medical records, patient information financial or credit information or any other data or Personal Information made available to, created, received, transferred, collected, stored, maintained, Processed, used, disclosed or transmitted by the Company or its Subsidiaries. Neither the Company nor any of its Subsidiaries has during the past three (3) years experienced any incident of material breach, unauthorized Processing, access, disclosure, use, destruction, compromise, unavailability or loss of any Personal Information that the Company or any of its Subsidiaries (or a third person on behalf of any of them) creates, receives, transfers, collects, stores, maintains, Processes, uses, discloses or transmits, including a Security Breach, breach of security or breach of security of the system as defined under U.S. State Information Privacy and Security Laws or a Personal Information Breach as defined by the General Data Protection Regulation. The Company and its Subsidiaries, and, to the Knowledge of the Company, any third Persons acting on its or their behalf, maintain a comprehensive and written information privacy and security program consistent with industry standards that maintains reasonable measures designed to protect the privacy, operation, confidentiality, integrity, and security of all Personal Information against any Security Breach (“Privacy and Security Policies”). The Company and its Subsidiaries have at all times during the past three (3) years: (i) provided adequate notice and obtained any necessary consents from end users required for the Processing of Personal Information as conducted by the Company or any of its Subsidiaries in accordance with Information Privacy and Security Laws applicable to the Company and/or the applicable Subsidiary and (ii) abided by any privacy choices (including opt-out preferences) of its end users relating to Personal Information contained in accordance with the Company’s Privacy and Security Policies.

(o)               All employees of and consultants to the Company or its applicable Subsidiary who have access to or have a role in the Processing of Personal Information have been informed of and trained regarding all applicable Privacy and Security Policies. The Company has delivered or made available to Parent true, correct and complete copies of all Privacy and Security Policies relating to the Processing and security of Personal Information by the Company or any of its Subsidiaries.

(p)               Neither the Company nor any of its Subsidiaries is and has been during the past three (3) years under investigation by any Governmental Entity for a violation of any applicable Information Privacy and Security Law. There are no asserted or, to the Knowledge of the Company, threatened in writing claims, notices or complaints against the Company or any of its Subsidiaries (whether by a Governmental Entity or any other third Person) relating to the Processing of Personal Information by the Company or its Subsidiaries, or, to the Knowledge of the Company, any third Persons acting on its or their behalf. The consummation of the Merger by the Company will not (i) result in any breach or violation of any of the Company’s Privacy and Security Policies or (ii) violate any applicable Information Privacy and Security Laws.

3.13          Employee Benefits Matters.

(a)               Section 3.13(a) of the Company Disclosure Schedule lists, as of the date hereof, each material Company Plan. For purposes of this Agreement, “Company Plan” means any “employee benefit plan” (as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)) and any other compensation or benefit plan, scheme, policy, program or agreement, whether or not covered by ERISA, that provides any incentive compensation, equity-based compensation, severance, employment, change in control, fringe benefit, welfare, pension, retirement, perquisite, bonus, retention or deferred compensation, whether domestic or foreign, that is entered into, sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of any current or former employee of the Company or any of its Subsidiaries.

(b)               The Company has made available to Parent, to the extent applicable, correct and complete copies of (i) each Company Plan, including any amendment thereto (or, in the case of any Company Plan not in writing, a description of the material terms thereof), and applicable forms of award agreements and any related trust documents, insurance contracts or other funding vehicles, (ii) the most recent summary plan description for each Company Plan for which a summary plan description is required by applicable Law, (iii) the most recent actuarial report, (iv) the most recent report filed on Form 5500 (and all schedules and financial statements attached thereto), (v) the most recent determination or opinion letter received from the Internal Revenue Service (“IRS”) with respect to each Company Plan intended to be tax-qualified under Section 401(a) of the Code, and (vi) all material non-routine correspondence to or from any Governmental Entity sent or received in the last three years with respect to any Company Plan.

(c)                Each Company Plan has been established, operated and administered in material compliance with its terms and with the applicable provisions of ERISA, the Code and all other applicable Laws, and all contributions required to be made under the terms of any Company Plans have been timely made. There are no pending or, to the Knowledge of the Company, threatened material claims (other than claims for benefits in the ordinary course), audits, actions or proceedings with respect to any Company Plans.

(d)               Each Company Plan that is intended to be qualified within the meaning of Section 401(a) of the Code has received a favorable determination letter or is the subject of a favorable opinion letter from the IRS on the form of such Company Plan on which the Company can rely and, to the Knowledge of the Company, nothing has occurred, whether by action or failure to act, that would reasonably be expected to adversely affect the qualified status of any such Company Plan.

(e)                No Company Plan is subject to Title IV of ERISA, and neither the Company nor any of its ERISA Affiliates contributes to or is obligated to contribute to, or within the six (6) years preceding the date hereof contributed to, or was obligated to contribute to, any employee benefit plan that is subject to Title IV of ERISA, any multiemployer pension plan (as defined in Section 3(37) of ERISA) or any “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).

(f)                Neither the Company nor any of its Subsidiaries has incurred any current or projected material liability in respect of, and no Company Plan provides, post-employment or post-retirement health, medical or life insurance benefits, except as required under Section 4980B of the Code.

(g)               Each Company Plan that is a “nonqualified deferred compensation plan” (within the meaning of Section 409A of the Code) is in documentary compliance with, and has been operated and administered in material compliance with, Section 409A of the Code and the guidance issued by the Internal Revenue Service provided thereunder.

(h)               Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement (whether alone or in connection with any other event(s)), could (i) accelerate the time of payment or vesting of any payment or benefit under any Company Plan, (ii) result in any material payment or material funding (through a grantor trust or otherwise) of compensation or benefits under any Company Plan, (iii) materially increase the amount payable, or result in any other material obligation, pursuant to any Company Plan, (iv) limit or restrict the right to materially amend, terminate or transfer the assets of any Company Plan on or following the Effective Time, or (v) result in any “excess parachute payment” within the meaning of Section 280G of the Code.

(i)                 Neither the Company nor any Subsidiary has any obligation to provide, and no Company Plan or other agreement provides any individual with the right to, a gross up, indemnification, reimbursement or other payment for any excise or additional Taxes, interest or penalties incurred pursuant to Section 409A or Section 4999 of the Code or due to the failure of any payment to be deductible under Section 280G of the Code.

(j)                No Company Plan is maintained outside the jurisdiction of the United States or covers any employees of the Company who reside or work outside of the United States.

3.14          Labor.

(a)                (i) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement or other Contract with any labor union, (ii) there is no pending union representation petition involving employees of the Company or any of its Subsidiaries, and (iii) to the Knowledge of the Company, there are no activities or proceedings of any labor organization (or representative thereof) or employee group (or representative thereof) to organize any such employees.

(b)               There is no unfair labor practice, charge or grievance arising out of a collective bargaining agreement, other Contract with any labor union, or other labor-related grievance proceeding against the Company or any of its Subsidiaries pending, or, to the Knowledge of the Company, threatened.

(c)               There is no strike, dispute, slowdown, work stoppage or lockout pending, or, to the Knowledge of the Company, threatened, against or involving the Company or any of its Subsidiaries.

(d)               The Company and its Subsidiaries are, and for the past three (3) years have been, in compliance in all material respects with all applicable Laws respecting labor, employment, employment practices, wages and hours, occupational health and safety, immigration, and employee or worker classification; and as of the date hereof, there are no proceedings pending or, to the Company’s Knowledge, threatened against the Company or any of its Subsidiaries, by or on behalf of any current or former employee relating to any of the foregoing applicable Laws, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship. For the past three (3) years, neither the Company nor any of its Subsidiaries has received any written notice of the intent of the Equal Employment Opportunity Commission, the National Labor Relations Board, the Department of Labor or any other Governmental Entity responsible for the enforcement of labor or employment Laws to conduct an investigation with respect to the Company or any of its Subsidiaries.

(e)               For the past three (3) years: (i) no allegations of sexual harassment have been made against any current or former officer or director of the Company or any of its Subsidiaries; and (ii) neither the Company nor any of its Subsidiaries have been in involved in any proceedings, or entered into any settlement agreements, related to allegations of sexual harassment or misconduct by any current or former officer at or above the level of vice president or any current or former director of the Company.

3.15          Tax Matters.

(a)               (i) Each of the Company and its Subsidiaries has timely filed, or has caused to be timely filed on its behalf (taking into account any applicable extension of time within which to file), all material Tax Returns required by Law to be filed by it, including Tax Returns with respect to assets held by the Company and its Subsidiaries that are required by applicable Law to be filed, and (ii) the information provided on such Tax Returns is correct and compete in all material respects, all material Taxes owed by the Company and its Subsidiaries (whether or not shown or required to be shown on any Tax Returns) have been timely paid, except for any Taxes being contested in good faith and for which the Company or any of its Subsidiaries, as applicable, has established adequate reserves therefor in accordance with GAAP or Taxes otherwise reflected in accordance with GAAP as a reserve in the Company Financial Statements.

(b)               Neither the Company nor any of its Subsidiaries currently is the beneficiary of any extension of time within which to file any Tax Return or with respect to a material Tax assessment or deficiency.

(c)               Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of material Taxes, which waiver remains in effect.

(d)               No material deficiency with respect to Taxes has been proposed, asserted or assessed in writing against the Company or any of its Subsidiaries that has not been fully paid or adequately reserved in Company Financial Statements

(e)               No written claim has ever been made by a Taxing Authority in a jurisdiction where the Company or its Subsidiaries does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.

(f)                No audit or other administrative or court proceedings are pending with any Taxing Authority with respect to material Taxes of the Company or any of its Subsidiaries.

(g)               Neither the Company nor any of its Subsidiaries has any material liability for Taxes of any Person (other than the Company or a Subsidiary of the Company) arising from the application of Treasury Regulations Section 1.1502-6 or any analogous provision of state, local or foreign Law, or as a transferee or successor or by Contract.

(h)               The Company has since the date of its formation been properly classified as a partnership or an entity disregarded as separate from its owner for U.S. federal income tax purposes (or any similar applicable provision of state, local, or non-U.S. Law).

(i)                The Company’s Subsidiaries have since the date of their formations been properly classified as entities disregarded as separate from the Company for U.S. federal income tax purposes (or any similar applicable provision of state, local, or non-U.S. Law).

(j)                 Neither the Company nor any of its Subsidiaries is party to or bound by any material Tax sharing agreement or similar agreement, arrangement or practice with respect to Taxes (including any advance pricing agreement, closing agreement or other agreement relating to Taxes with any Taxing Authority) that will continue to apply after the Closing.

(k)               There are no Liens for material Taxes on any of the assets of the Company or any of its Subsidiaries other than Permitted Liens.

(l)                The Company and its Subsidiaries have (i) collected all material sales and use Taxes required to be collected and timely and properly remitted such amounts to the appropriate Taxing Authority and (ii) to the extent applicable, furnished properly completed exemption certificates and maintained all such records and supporting documents in respect of any sales and use Taxes in the manner required by applicable Law.

(m)              The Company Financial Statements fully accrue all liabilities for Taxes of the Company and its Subsidiaries for all periods through the dates thereof, and such liabilities do not materially exceed the reserve provided for in the Company Financial Statements as adjusted for the passage of time through the Closing Date, in each case, in accordance with GAAP and with past custom and practice. Since the date of the Company Financial Statements, neither the Company nor any of its Subsidiaries has incurred any material liability for Taxes outside of the ordinary course of business consistent with past practice.

(n)               All material Taxes the Company and its Subsidiaries are obligated to withhold from amounts owing to any employee, independent contractor, creditor, equity holder, or third party have been paid, and all IRS Forms W-2, 1099s and other similar Tax forms and filings required with respect thereto have been properly completed and timely filed in all material respects.

3.16          Real Property.

(a)                Except as would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company or its Subsidiaries have valid leasehold interests to all of the real property leased or subleased by the Company and its Subsidiaries (the “Leased Real Property”), free and clear of all Liens, except for Permitted Liens and the terms of the applicable lease or sublease agreement; (ii) as of the date hereof, each lease with respect to the Leased Real Property is in full force and effect and enforceable in accordance with its respective terms against the Company or its Subsidiaries that are party thereto, as applicable, and, to the Knowledge of the Company, to the other parties thereto (in each case subject to the Bankruptcy and Equity Exception); and (iii) none of the Company or a Subsidiary of the Company, as applicable, or, to the Knowledge of the Company, any of the other parties thereto, is in breach of, default or violation under, any of such leases and no event has occurred that, with notice or lapse of time, or both, would constitute such a breach, default or violation.

(b)               None of the Company or any of its Subsidiaries has entered into or assumed and become subject to any written or oral sublease, license, concession, occupancy agreement or other contract granting to any other Person (other than the Company or its Subsidiaries) the right to use or occupy any of the Leased Real Property, and no Person (other than the Company or its Subsidiaries) is in possession of all or any portion of the Leased Real Property.

(c)                Neither the Company nor any of its Subsidiaries owns any real property.

3.17          Insurance.

(a)                Section 3.17(a) of the Company Disclosure Schedule sets forth a correct and complete list, as of the date hereof, of all policies or binders of fire, liability, product liability, workers’ compensation, vehicular, directors’ and officers’ and other material insurance held by or on behalf of the Company and its Subsidiaries (collectively, the “Insurance Policies”). The Company has made available to Parent prior to the date hereof correct and complete copies of the Insurance Policies.

(b)               Except for policies that have expired pursuant to their terms after the date hereof, all Insurance Policies (or policies or renewals thereof, or replacements thereof having substantially the same or greater coverage, on terms not materially less favorable to the Company or its Subsidiaries, as applicable) (i) are in full force and effect and all premiums due and payable on such Insurance Policies have been paid and (ii) are valid and enforceable in accordance with their terms. The Company and its Subsidiaries are in compliance in all material respects with the terms and conditions of the Insurance Policies and, as of the date hereof, none of the Company or any of its Subsidiaries has received any written notice of termination, cancellation or nonrenewal of any Insurance Policy and, to the Company’s Knowledge, no such termination, cancellation or nonrenewal is threatened.

3.18          Environmental Matters.

(a)                Except for those matters that would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries are, and have been during the past three (3) years, in compliance with all applicable Environmental Laws, including obtaining, maintaining and complying with all Permits required under Environmental Laws for the operation of their respective businesses, and (ii) there have been no Hazardous Substances present at or about any of the real properties or facilities owned, operated or leased by the Company or any of its Subsidiaries in amount or condition that would reasonably be expected to result in liability to the Company or any of its Subsidiaries relating to or arising under any Environmental Laws.

(b)               During the past three (3) years, (i) there has not been any investigation, suit, claim, action or proceeding relating to or arising under any Environmental Laws that is pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any real property or facility owned, operated or leased by the Company or any of its Subsidiaries and (ii) neither the Company nor any of its Subsidiaries has entered into or is otherwise subject to any obligation, liability, Order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved requirements relating to or arising under Environmental Laws.

3.19          Related Party Transactions. No Person owning directly or indirectly five percent (5%) or more of the Membership Interests as of the date hereof or, to the Knowledge of the Company, any family member or Affiliate of any such owner, nor any director or officer of the Company or its Subsidiaries or their respective Affiliates (any of the foregoing, a “Related Party”), (a) is a party to or has any material interest in any Contract with or binding upon the Company or any of its Subsidiaries, (b) has any material interest in any property or assets owned by the Company or any of its Subsidiaries, (c) during the past three (3) years has engaged in any transaction (other than those related to Company Plans or other ordinary course employment, compensation or incentive arrangements) with the Company or any of its Subsidiaries or (d) has any cause of action or other claim against, or owes any amounts to, the Company, except for claims of employees in the ordinary course of business, including for accrued vacation pay or for accrued benefits under a Company Plan (collectively, the “Related Party Agreements”).

3.20          Brokers and Other Advisors. No broker, investment banker, financial advisor, intermediary, finder or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of the Company or any of the Company’s Affiliates, other than (a) FTP Securities LLC and Financial Technology Partners LP, whose fees and expenses will be paid by the Company and (b) Persons whose fees and expenses are payable solely by one or more Affiliates of the Company (other than the Company or any Subsidiary of the Company). The Company has made available to Parent correct and complete copies of all Contracts pursuant to which FTP Securities LLC and Financial Technology Partners LP are entitled to any fees and expenses in connection with any of the transactions contemplated hereby.

3.21          Anti-Corruption.

(a)               During the past three (3) years, there has been no action taken by the Company or any of its Subsidiaries or any of their respective officers, directors or employees, or, to the Knowledge of the Company, any agent, representative, sales intermediary or other third party, in each case, acting on behalf of the Company or any of its Subsidiaries, in violation of any anti-bribery, anti-corruption and anti-money laundering Laws of any jurisdiction in which the Company or any of its Subsidiaries operates or has operated and in which any agent thereof is conducting or has conducted business involving the Company or any of its Subsidiaries, including the U.S. Foreign Corrupt Practices Act (15 U.S.C. §§ 78dd 1 et seq.) (the “Anti-Corruption Laws”), except where the failure to be in compliance would not, individually or in the aggregate, reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company and its Subsidiaries have instituted, and for the past three (3) years have maintained, policies and procedures designed to ensure compliance by the Company and its Subsidiaries with, and to prevent breaches by the Company and its Subsidiaries of, Anti-Corruption Laws.

(b)               Neither the Company nor any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any employee, agent or representative or other Person who performs or has performed services on behalf of the Company or any of its Subsidiaries has, directly or indirectly, violated any, or been subject to actual or, to the Knowledge of the Company, pending or threatened Actions, demand letters, settlements or enforcement actions relating to any Anti-Corruption Law or any Law related to terrorism financing.

(c)                Neither the Company nor any of its Subsidiaries nor any director or officer of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any employee, agent or representative or other Person who performs or has performed services on behalf of the Company or any of its Subsidiaries has, directly or indirectly, given, made, offered or received or agreed to give, make, offer or receive any payment, gift, contribution, commission, rebate, promotional allowance, expenditure or other economic advantage (i) that would violate any applicable Anti-Corruption Law or (ii) to or for a Public Official with the intention of (A) improperly influencing any official act or decision of such Public Official, (B) inducing such Public Official to do or omit to do any act in violation of his or her lawful duty, (C) securing any improper advantage or (D) inducing such Public Official to influence or affect any act or decision of any Governmental Entity or commercial enterprise owned or controlled by any Governmental Entity.

(d)               Neither the Company nor any of its Subsidiaries, nor any director or officer of the Company or any of its Subsidiaries, nor, to the Knowledge of the Company, any employee, agent or representative or other Person who performs or has performed services on behalf of the Company or any of its Subsidiaries, is a Person that is the subject or target of economic sanctions administered by the United States Department of the Treasury’s Office of Foreign Assets Control (including the designation as a “Specially Designated National or Blocked Person” thereunder), or any executive order, directive or regulation pursuant to the authority thereunder, including the regulations of the United States Department of the Treasury set forth under 31 CFR, Subtitle B, Chapter V, or any orders or licenses issued thereunder (collectively, “Sanctions”). During the past three (3) years, neither the Company nor any of its Subsidiaries has been in material violation of applicable Sanctions.

3.22          Rental Contracts; Customer Accounts.

(a)                The Company has previously delivered or made available to Parent true and correct copies of each form of lease or rent-to-own Contract (“Rental Contract”) currently in effect or otherwise used in the businesses of the Company or any of its Subsidiaries.

(b)               (i) Each Rental Contract under which amounts are outstanding and payable to the Company or any of its Subsidiaries as of the date hereof (a “Customer Account”) is evidenced by a valid Rental Contract and each Rental Contract currently in effect is the legal, valid and binding obligation of the customer named therein, enforceable in accordance with its terms, subject to the Bankruptcy and Equity Exception, (ii) each Customer Account was opened in accordance with applicable Law and the leasing standards and criteria of the Company and its Subsidiaries then in effect, and (iii) the Company and its Subsidiaries have complied with all Laws relating to such Rental Contracts and Customer Accounts in all material respects.

(c)               Data File. Section 3.22(c) of the Company Disclosure Schedule sets forth a list of all Rental Contracts currently in effect on the date hereof and the information set forth thereon is true, accurate and complete in all material respects.

(d)               Material Terms. With respect to each Rental Contract currently in effect:

(i)               such agreement, to the extent in effect on the date hereof, is consistent in form and substance with the forms made available to Parent prior to the date hereof;

(ii)              the terms thereof have not be modified or waived in any material respect by the Company or its Subsidiaries except as permitted by the Credit and Collection Policies;

(iii)              was originated in connection with a bona fide sale of goods or merchandise;

(iv)             provides that the obligor may terminate such Rental Contract at any time upon return of the applicable merchandise or goods and without payment of any fees or penalties;

(v)               the related obligor is not bankrupt and is not the subject of any pending bankruptcy or insolvency proceeding as of the date hereof;

(vi)             to the Knowledge of the Company, no default, breach, violation or event permitting acceleration under the terms of such Rental Contract has occurred, and no continuing condition that, with notice or the lapse of time, or both, would constitute a default, breach, violation or event permitting acceleration under the terms thereof has arisen and such Rental Contract has not been satisfied, subordinated or rescinded, in whole or in part, in each case as of the date hereof;

(vii)            no fraud or misrepresentation was committed by the Company or any of its Subsidiaries, or to the Knowledge of the Company, any other party to such Rental Contract;

(viii)            is not subject to any right of rescission, setoff, counterclaim or defense as of the date hereof; and

(ix)              no COVID-19 Deferment has been granted by the Company or any of its Subsidiaries and is ongoing as of the date hereof.

(e)                Actions Concerning Rental Contracts. There is no pending or filed Action against the Company or any of its Subsidiaries by or before a Governmental Entity, nor to the Knowledge of the Company is there any threatened Action against the Company or any of its Subsidiaries by or before a Governmental Entity, involving any former or current Rental Contract or any related obligor.

(f)                Origination; Solicitation; Servicing. Each Rental Contract and Customer Account was originated by the Company or its Subsidiary in accordance with the Credit and Collection Policies and in the ordinary course of the business of such party. With respect to each Rental Contract and Customer Account, the Company and its Subsidiaries solicited relevant obligors in compliance with applicable Law and, to the Knowledge of the Company as of the date hereof, the related merchant solicited related obligor and referred such obligors to the Company or such Subsidiaries in compliance with applicable Law. Without limitation, none of the Company, its Subsidiaries, nor, to the Knowledge of the Company as of the date hereof, any merchant required or encouraged any obligor to apply for or accept a Rental Contract in lieu of an upfront purchase or other credit or non-credit deferred purchase of the leased merchandise and/or services in violation of any applicable anti-discrimination requirement or prohibition unfair, deceptive, or abusive acts or practices. The servicing and collection practices with respect to each Rental Contract have at all times during the past three (3) years complied with the Credit and Collection Policies and applicable Law in all material respects. All marketing and training materials utilized by the Company or its Subsidiaries and, to the Knowledge of the Company, their respective agents with respect to the Rental Contracts and its business operations comply with all applicable Laws. All offers by the Company or any of its Subsidiaries to consumers with respect to any products ancillary to the Rental Contracts have been in compliance with all applicable Laws. With respect to each Rental Contract, to the Knowledge of the Company, the sale of related merchandise or goods and the provision of related services have been during the past three (3) years in compliance with applicable Law in all material respects.

(g)               No Credit Products. None of the Rental Contracts are loans or credit sales and do not otherwise involve the extension of credit for purposes of applicable Laws governing loans or the extension of credit, including but not limited to the Electronic Fund Transfer Act, the Equal Credit Opportunity Act, the Military Lending Act, the Servicemembers Civil Relief Act, the Truth in Lending Act, state implementations of the Uniform Consumer Credit Act, and other state laws requiring licensure or other approval for consumer lenders or retail installment sellers, regulating the practices of consumer lenders or retail installment sellers, or regulating the terms of consumer loans or credit sales.

3.23          Key Merchants and Key Vendors.

(a)               Section  3.23(a) of the Company Disclosure Schedule sets forth a true and complete list of the fifteen (15) most material vendors of the Company and its Subsidiaries, as measured by expenditures of the Company and its Subsidiaries, on a consolidated basis, during the twelve (12) months ended September 30, 2020 (the “Key Vendors”).

(b)               Since December 31, 2019, through the date hereof, the Company has not been involved in any material dispute with, or made any material claim against or been subject to any material claim by, any Key Merchant or Key Vendor.

(c)               To the Knowledge of the Company, as of the date hereof, no Key Merchant or Key Vendor has or has threatened in writing to (i) terminate any Material Contract prior to its expiration in accordance with the terms thereof, (ii) adversely modify in any material respect its existing relationship with the Company and its Subsidiaries or (iii) with respect to any Key Merchant, adversely modify in any material respect its promotion of the Company’s products and services to its customers.

3.24          No Other Representations. Except for the representations and warranties contained in this Article III (as qualified by the Company Disclosure Schedule), the certificate contemplated by Section 6.2(c), the Lockup Agreement, the Letter of Transmittal and the Registration Rights Agreement, neither the Company nor any other Person makes any other express or implied representation or warranty with respect to the Company, the Company’s Subsidiaries or the transactions contemplated by this Agreement, and the Company disclaims any other representations or warranties, whether made by the Company or any of its Affiliates, officers, directors, employees, agents or other Representatives. Except for the representations and warranties contained in this Article III (as qualified by the Company Disclosure Schedule), the certificate contemplated by Section 6.2(c), the Lockup Agreement, the Letter of Transmittal and the Registration Rights Agreement, the Company hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (whether orally or in writing, in any data room relating to the transactions contemplated by this Agreement, in management presentations, functional “break-out” discussions, responses to questions or requests submitted by or on behalf of Parent or Merger Sub or in any other form in consideration for investigation of the transactions contemplated by this Agreement) to Parent or its Affiliates or Representatives (including any opinion, information, forecast, projection or advice that may have been or may be provided to Parent or its Affiliates or Representatives by any director, officer, employee, agent, consultant or other Representative of the Company or any of its Affiliates). The Company makes no representations or warranties to Parent, Merger Sub or their respective Affiliates or Representatives regarding (i) merchantability or fitness for any particular purpose or (ii) the probable success or profitability of the Company or any of its Subsidiaries.

Article IV
REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Each of Parent and Merger Sub jointly and severally represents and warrants to the Company, subject to the exceptions disclosed in the disclosure schedules provided by Parent and Merger Sub to the Company and Member Representative concurrently with the execution of this Agreement (the “Parent Disclosure Schedule”) (it being agreed that disclosure of any item in any section of the Parent Disclosure Schedule shall be deemed disclosure with respect to any other section to which the relevance of such item is reasonably apparent on the face of the disclosure) and in the Parent SEC Documents (excluding any disclosures set forth in any risk factor section or in any other section to the extent such statements are cautionary, predictive or forward-looking in nature), as follows:

4.1            Organization, Standing and Power.

(a)               Parent is a corporation duly organized, validly existing and in good standing under the Laws of Delaware, and has all requisite corporate power and authority necessary to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Utah, and has all requisite limited liability company power and authority necessary to own, lease or operate all of its properties and assets and to carry on its business as it is now being conducted.

(b)               Each of Parent and Merger Sub is duly qualified or licensed to transact business in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so licensed, qualified or in good standing would not, individually or in the aggregate, reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

(c)               Parent has made available to the Company complete and correct copies of the organizational documents of Parent and Merger Sub. Neither Parent nor Merger Sub is in violation of any of the provisions contained in its organizational documents in any material respect.

4.2            Authorization.

(a)               Each of Parent and Merger Sub has all necessary corporate and limited liability company power and authority, as applicable, to execute and deliver this Agreement, and to perform its respective obligations hereunder and, assuming the filings, approvals or waiting periods referred to in Section 4.4 are duly made, obtained or satisfied, to consummate the transactions contemplated hereby. The execution, delivery and performance by each of Parent and Merger Sub of this Agreement, and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, have been duly and validly authorized by all requisite corporate or limited liability company action, as applicable, of each of Parent and Merger Sub. This Agreement has been duly executed and delivered by each of Parent and Merger Sub and, assuming due authorization, execution and delivery hereof by the other parties hereto, this Agreement constitutes a legal, valid and binding obligation of each of Parent and Merger Sub, enforceable against each of Parent and Merger Sub in accordance with its terms, subject to the Bankruptcy and Equity Exception.

(b)               No vote or consent of the holders of any class or series of share capital or other equity interest of Parent is necessary to approve this Agreement, the Merger or the transactions contemplated hereby (including, for the avoidance of doubt, the issuance of the Aggregate Stock Consideration).

4.3           Noncontravention. Assuming compliance with the matters referenced in Section 4.4 (including the making, receipt or satisfaction of the filings, approvals or waiting periods referred to therein), neither the execution and delivery of this Agreement by Parent or Merger Sub nor the consummation by Parent or Merger Sub of the transactions contemplated hereby, nor compliance by Parent and Merger Sub with any of the terms or provisions hereof, will (a) conflict with or violate any provision of (i) the certificate of incorporation or bylaws of Parent or (ii) the certificate of incorporation, bylaws or other comparable governing documents of the Subsidiaries of Parent, including Merger Sub, or (b) (i) assuming that the authorizations, consents and approvals referred to in Section 4.4 are obtained and the filings referred to in Section 4.4 are made, and the accuracy of the representation of the Company set forth in Section 3.5(a), violate any Law or Order applicable to Parent or Merger Sub, (ii) with or without notice, lapse of time or both, violate, breach, result in a loss of benefits or constitute a default under any of the terms, conditions or provisions of any Contract or Permit to which Parent or Merger Sub is a party or accelerate, require a payment under or give rise to a right of termination, purchase, sale, cancellation, modification or acceleration of any of Parent’s or Merger Sub’s obligations under any such Contract or Permit or to the loss of any benefit under a Contract or Permit or (iii) result in the creation of any Lien (other than any Permitted Lien) on any properties, rights or assets of Parent or any of its Subsidiaries, except, in the case of clause (b), for such violations, defaults, accelerations, payments, rights, losses and creations as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

4.4           Governmental Approvals. Except for (a) filing of the Statement of Merger with the Utah Division pursuant to the URULLCA, (b) filings required under, and compliance with other applicable requirements of, the HSR Act, and (c) such other filings, approvals and nonobjections set forth in Section 4.4 of the Parent Disclosure Schedule, no consents, authorizations or approvals of, or filings, declarations or registrations with, any Person or Governmental Entity are necessary for the execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the transactions contemplated hereby, other than such other consents, authorizations, approvals, filings, declarations or registrations that, if not obtained, made or given, as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole, or prevent, materially delay or materially impair the ability of Parent or Merger Sub to consummate the transactions contemplated hereby.

4.5           Capitalization.

(a)                As of the date hereof, the authorized capital stock of Parent consists of 250,000,000 shares of common stock, $0.01 par value, of Parent (“Parent Common Stock”) and 5,000,000 shares of preferred stock, $0.01 par value, of Parent (“Parent Preferred Stock”). As of the date hereof, (i) 54,205,750 shares of Parent Common Stock are issued and outstanding, (ii) 57,894,059 shares of Parent Common Stock are held by Parent in its treasury, (iii) (A) options to purchase 1,738,481 shares of Parent Common Stock are issued and outstanding, (B) awards of restricted stock units covering 535,298 shares of Parent Common Stock are issued and outstanding, (C) awards of deferred stock units covering 152,255 shares of Parent Common Stock are issued and outstanding and (D) awards of performance stock units covering 2,151,176 shares of Parent Common Stock are issued and outstanding, assuming maximum performance, and (E) no further shares of Parent Common Stock are reserved for issuance under Parent equity plans and (iv) no shares of Parent Preferred Stock are issued and outstanding. All issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued, fully paid, nonassessable, issued in compliance with all applicable Laws and each of the certificate of incorporation and the bylaws of Parent and have not been issued in violation of any preemptive or other similar rights.

(b)               No stock plan, stock purchase, stock option or other agreement or understanding between Parent or its Subsidiaries and any holder of the capital stock of Parent or the capital stock or other equity or ownership interests of any of its Subsidiaries, or rights exercisable or convertible therefor, provides for acceleration or other changes in the vesting provisions or other terms of such agreement or understanding, including adjustments to or resets of the exercise price of any outstanding security of Parent or any of its Subsidiaries, as a result of the consummation of the transactions contemplated hereby.

(c)               The issuance of shares of Parent Common Stock to the Members pursuant to this Agreement has been duly authorized by Parent and, assuming the accuracy of the representation of the Company set forth in Section 3.5(a), when issued and delivered to the Members in accordance with the terms of this Agreement, such shares of Parent Common Stock will be validly issued, fully paid, nonassessable and free and clear of Liens (other than transfer restrictions under securities Laws and the Transfer Restrictions), and issued in compliance with all applicable Laws concerning the issuance of securities. Parent has, and at the Closing will have, sufficient authorized but unissued shares of capital stock to effect the issuance of the Aggregate Stock Consideration. None of the shares of Parent Common Stock issued pursuant to this Agreement will, upon issuance, be subject to any preemptive rights, rights of first refusal, or other rights to purchase the Parent Common Stock (whether in favor of Parent or any other Person) pursuant to any Contract of Parent.

(d)               As of the date hereof, except as provided in Section 4.5(a), there are (i) no outstanding shares of capital stock of, or other equity or voting interests in, Parent, (ii) no outstanding securities of Parent convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iii) no outstanding options, warrants, rights or other commitments or agreements to acquire from Parent, or that obligate Parent to issue or register, or that restrict the transfer or voting of, any shares of capital stock of, or other equity or voting interests in, or any securities convertible into or exchangeable for shares of capital stock of, or other equity or voting interests in, Parent, (iv) no obligations of Parent to grant, extend or enter into any subscription, warrant, right, convertible or exchangeable security or other similar agreement or commitment relating to any membership interests of, or other equity or voting interests (including any voting debt) in, Parent (the items in clauses (i), (ii), (iii) and (iv), being referred to collectively as “Parent Securities”), (v) no calls, subscriptions, preemptive rights or Contracts for the purchase or issuance of Parent Securities, (vi) no “phantom stock” or similar obligations of Parent, (vii) no Contracts requiring Parent to acquire any equity interests of any other Person, (viii) no other obligations by Parent to make any payments based on the price or value of any Parent Securities or dividends paid thereon or revenues, earnings or financial performance or any other attribute of Parent and (ix) no outstanding agreements of any kind which obligate Parent to repurchase, redeem or otherwise acquire any Parent Securities or obligate Parent to grant, extend or enter into any such agreements.

(e)               Parent does not have any outstanding bonds, debentures, notes or other obligations the holders of which have the right to vote with the holders of shares of Parent Common Stock on any matter. No Subsidiary of Parent owns any shares of Parent Common Stock.

4.6            SEC Filings; Financial Statements; Undisclosed Liabilities.

(a)               Throughout the past two (2) years, Parent has timely filed or furnished, as applicable, all reports, schedules, forms, statements, exhibits and other filings, together with any amendments required to be made with respect thereto, that it has been required to file or furnish with the SEC pursuant to the reporting requirements of the Exchange Act (collectively and together with all documents filed on a voluntary basis on Form 8-K, and in each case including all exhibits and schedules thereto and documents incorporated by reference therein, the “Parent SEC Documents”), except where the failure to file such Parent SEC Documents would not reasonably be expected to be, individually or in the aggregate, material to Parent and its Subsidiaries, taken together. As of the respective dates of their filing with the SEC, the Parent SEC Documents complied in all material respects with the rules and regulations of the SEC under the Exchange Act, and none of the Parent SEC Documents, as of the respective dates of their filing with the SEC, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements made therein not misleading.

(b)               The financial statements and notes contained or incorporated by reference in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent as of the dates thereof and the consolidated results of Parent’s operations, changes in shareholders’ equity, and cash flows then ended and for the periods referred to in such financial statements, all in accordance with (i) GAAP applied on a consistent basis throughout the periods involved and (ii) Regulation S-X or Regulation S-K, as applicable (except, in each case, as may be indicated in the notes thereto and for the omission of notes and audit adjustments in the case of unaudited quarterly financial statements to the extent permitted by Regulation S-X or Regulation S-K, as applicable). Parent is in compliance in all material respects with the applicable listing requirements of the Nasdaq Global Select Market and Parent has not received written notice from the Nasdaq Global Select Market regarding any failure to so comply.

(c)                Neither Parent nor any of Parent’s Subsidiaries has any liabilities or obligations of any nature (whether accrued, absolute, contingent or otherwise) that would be required to be reflected on, reserved against or otherwise described on a consolidated balance sheet of Parent prepared in accordance with GAAP or the notes thereto and were not so reflected on, reserved against or described, except liabilities or obligations (i) reflected on, reserved against or described on the audited consolidated financial statements of Parent included in the Parent SEC Documents, including the notes thereto, (ii) incurred after September 30, 2020 in the ordinary course of business, (iii) incurred by Parent in connection with the transactions contemplated hereby or (iv) as would not reasonably be expected to be material to Parent and its Subsidiaries, taken together.

4.7            Absence of Certain Changes. Since December 31, 2019, (a) through the date hereof, except for the transactions contemplated hereby, the business of Parent and its Subsidiaries has been conducted in all material respects in the ordinary course of business and (b) there has not been any event, change, development, occurrence or effect that has had or would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

4.8            Legal Proceedings. Except as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, (a) there is no pending or, to the Knowledge of Parent, threatened legal or administrative proceeding, claim, suit, Action or, to the Knowledge of Parent, investigation, against Parent, Merger Sub or any of their respective Subsidiaries, or their respective properties, assets or businesses, by any Governmental Entity (or by any other Person before, or, to the Knowledge of the Company, threatened to be before, any Governmental Entity), (b) there have been no such pending proceedings, claims, suits, Actions or, to the Knowledge of Parent, investigations commenced against Parent or Merger Sub during the past three (3) years, and (c) none of Parent, Merger or any of their respective Subsidiaries is, or has been during the past three (3) years subject to any outstanding Order.

4.9            Compliance With Laws. Except for such noncompliance as would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect, each of Parent and its Subsidiaries (including Merger Sub) is and has been for the past three (3) years in compliance with all Laws applicable to them or their respective business operations. Parent and its Subsidiaries do not offer, and during the past three (3) years, have not offered any consumer financial product or service that would reasonably be expected to be regulated under the Consumer Financial Protection Act, 12 U.S.C. § 5481(5).

4.10          Financing.

(a)                As of the date hereof, Parent is a party to and has accepted a fully executed commitment letter, dated December 20, 2020 (together with all exhibits and schedules thereto and as amended or replaced from time to time after the date hereof in compliance with Section 5.13, the “Commitment Letter”), from the Debt Financing Sources party thereto pursuant to which such Debt Financing Sources have agreed, subject to the terms and conditions thereof, to provide debt financing in the amounts set forth therein. The debt financing committed pursuant to the Commitment Letter is collectively referred to in this Agreement as the “Financing.”

(b)               Parent has delivered to the Company a true, complete and correct copy of the executed Commitment Letter and any fee letters related thereto, subject, in the case of such fee letters, to redaction solely of fee, market flex and other economic provisions that are customarily redacted in connection with transactions of this type and that would not in any event adversely affect the availability, conditionality, enforceability or amount of the Financing on the Closing Date.

(c)                Except as expressly set forth in the Commitment Letter, there are no conditions precedent to the obligations of the Debt Financing Sources to provide the Financing or any contingencies that would permit the Debt Financing Sources to reduce the total amount of the Financing, including any condition or other contingency relating to the total amount or availability of the Financing pursuant to any market flex provision. Assuming the satisfaction of the conditions to Closing in this Agreement and the accuracy of the representations and warranties set forth in Article III, as of the date hereof, Parent does not have any reason to believe that it will be unable to satisfy all terms and conditions to be satisfied by it in the Commitment Letter on the Closing Date, nor does Parent have knowledge that the Financing will not be made available to Parent at the Closing. As of the date hereof, there are no side letters, understandings or other agreements, contracts or arrangements of any kind relating to the Commitment Letter that would reasonably be expected to adversely affect the availability, conditionality, enforceability or amount of the Financing on the Closing Date.

(d)               Assuming the satisfaction of the conditions to Closing in this Agreement and the accuracy of the representations and warranties set forth in Article III, as of the date hereof, the Financing, if and when funded in accordance with the Commitment Letter, together with cash otherwise available to Parent, will provide Parent with cash proceeds on the Closing Date sufficient for the satisfaction of all of Parent’s and Merger Sub’s payment obligations under this Agreement and under the Commitment Letter in connection with the consummation of the transactions required by this Agreement or the Commitment Letter, including the payment of the Aggregate Estimated Cash Consideration, the payoff of each of the items of Indebtedness set forth on Section 9.16(b) of the Company Disclosure Schedule, and payment of any fees and expenses of or payable by Parent or Merger Sub (such amounts, collectively, the “Required Amounts”).

(e)               As of the date hereof, the Commitment Letter constitutes the legal, valid and binding obligation of Parent and, to the Knowledge of Parent, all other parties thereto, is in full force and effect, and is enforceable in accordance with its respective terms against Parent and, to the Knowledge of Parent, all other parties thereto, except as enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or similar Laws affecting creditors’ rights generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at Law). As of the date hereof, no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach or failure to satisfy a condition by Parent under the terms and conditions of the Commitment Letter. Parent has paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Commitment Letter required to be paid by it on or prior to the date hereof. As of the date hereof, the Commitment Letter has not been modified, amended or altered and no commitment under the Commitment Letter has been withdrawn or rescinded in any respect, and, to the Knowledge of Parent, no withdrawal or rescission thereof is contemplated, other than, in each case, in compliance with the requirements of Section 5.13 following the date hereof. No modification or amendment to the Commitment Letter is contemplated as of the date hereof.

(f)                Neither Parent nor Merger Sub is entering into this Agreement or the transactions contemplated hereby with the actual intent to hinder, delay or defraud either present or future creditors of Parent, Merger Sub, the Surviving Company or any of their respective Subsidiaries. Assuming the satisfaction of the conditions set forth in Article VI and the consummation of the transactions contemplated by this Agreement, including any repayment or refinancing of debt contemplated in this Agreement or the Commitment Letter, immediately after the consummation of the transactions contemplated by this Agreement (a) the present fair saleable value (determined on a going concern basis) and the fair value of the assets of Parent, Merger Sub, the Surviving Company and their respective Subsidiaries on a consolidated basis will be greater than the total amount of their probable liabilities (including a reasonable estimate of the probable amount of all contingent liabilities), (b) Parent, Merger Sub, the Surviving Company and their respective Subsidiaries on a consolidated basis will be able to pay their respective debts and obligations in the ordinary course of business as they mature and become due, and (c) Parent, Merger Sub, the Surviving Company and their respective Subsidiaries on a consolidated basis will not have, or have access to, unreasonably small capital to carry on their respective businesses and the businesses in which they are about to engage. For the purposes of this Section 4.10(f), a reasonable estimate of the probable amount of any contingent liability at any time shall be computed as the amount that would reasonably be expected to become an actual and matured liability.

4.11          Ownership of Merger Sub; No Prior Activities. Merger Sub was formed solely for the purpose of engaging in the transactions contemplated by this Agreement. All of the outstanding membership interests or other equity interests of Merger Sub are owned directly or indirectly by Parent. There are no options, warrants or other rights, agreements, arrangements or commitments to which Merger Sub is a party relating to the issued or unissued membership interests or other equity interests in Merger Sub or obligating Merger Sub to grant, issue or sell any membership interests, or other equity interests in Merger Sub, by sale or otherwise. There are no obligations, contingent or otherwise, of Merger Sub to repurchase, redeem or otherwise acquire any membership interests of Merger Sub. Except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement, Merger Sub has not and, as of the Closing, will not have incurred, directly or indirectly, through any Affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

4.12          Acquisition for Investment. Parent has such knowledge and experience in financial and business matters that it is capable of evaluating the merits and risks of its participation in the transactions contemplated by this Agreement. Parent confirms that (a) the Company has made available to Parent and Parent’s Representatives (i) the opportunity to ask questions of the officers and management employees of the Company and its Subsidiaries, and (ii) access to the documents, information and records of the Company and its Subsidiaries, and (b) Parent has reviewed all such documents, information and records made available to it as Parent has deemed necessary or appropriate to consummate the transactions contemplated herein, subject to the representations, warranties, covenants and agreements of the Company and the Member Representative herein. Parent is acquiring the membership interests of the Company for investment and not with a view toward or for sale in connection with any distribution thereof, or with any present intention of distributing or selling the membership interests of the Surviving Company. Parent is an “accredited investor” as defined in Regulation D promulgated by the SEC under the Securities Act. Parent understands and agrees that the membership interests of the Surviving Company may not be sold, transferred, offered for sale, pledged, hypothecated or otherwise disposed of without registration under the Securities Act, except pursuant to an exemption from such registration available thereunder, and without compliance with state, local and foreign securities Laws, in each case, to the extent applicable.

4.13          Brokers and Other Advisors. No broker, investment banker, financial advisor, intermediary, finder or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission, or the reimbursement of expenses, in connection with the transactions contemplated hereby based upon arrangements made by or on behalf of Parent or Merger Sub or any of their respective Affiliates, other than J.P. Morgan Securities LLC.

4.14          No Other Representations. Except for the representations and warranties contained in this Article IV (as qualified by the Parent Disclosure Schedule and the Parent SEC Documents) neither Parent nor Merger Sub nor any other Person makes any other express or implied representation or warranty with respect to Parent or Merger Sub, any of their respective Subsidiaries or the transactions contemplated by this Agreement, and each of Parent and Merger Sub disclaims any other representations or warranties, whether made by Parent, Merger Sub or any of their respective Affiliates, officers, directors, employees, agents or other Representatives. Except for the representations and warranties contained in this Article IV (as qualified by the Parent Disclosure Schedule and the Parent SEC Documents), each of Parent and Merger Sub hereby disclaims all liability and responsibility for any representation, warranty, projection, forecast, statement or information made, communicated or furnished (whether orally or in writing, in any data room relating to the transactions contemplated by this Agreement, in management presentations, functional “break-out” discussions, responses to questions or requests submitted by or on behalf of the Company or in any other form in consideration for investigation of the transactions contemplated by this Agreement) to the Company or its Affiliates or Representatives (including any opinion, information, forecast, projection or advice that may have been or may be provided to the Company or its Affiliates or Representatives by any director, officer, employee, agent, consultant or other Representative of Parent, Merger Sub or any of their respective Affiliates). Parent and Merger Sub make no representations or warranties to the Company or any of its Affiliates or Representatives regarding (i) merchantability or fitness for any particular purpose or (ii) the probable success or profitability of Parent, Merger Sub or any of their respective Subsidiaries.

Article V

COVENANTS

5.1            Conduct of Business Prior to the Closing. Except (i) as set forth in Section 5.1 of the Company Disclosure Schedule, (ii) as expressly permitted or required by this Agreement, (iii) as required by applicable Law, or (iv) for any action taken, or omitted to be taken, in order to comply with any COVID-19 Measures or which is otherwise taken, or omitted to be taken, reasonably and in good faith to respond to COVID-19, provided that prior to taking any actions in reliance on this clause (iv), which would otherwise be prohibited by any provision of this Agreement, the Company will use commercially reasonable efforts to provide advance notice to and consult with Parent with respect thereto, unless Parent otherwise consents in writing (which consent shall not be unreasonably withheld, delayed or conditioned) in advance:

(a)               the Company shall, and shall cause each Subsidiary of the Company to, in all material respects, (i) conduct its business in the ordinary course of business, and (ii) use commercially reasonable efforts to preserve substantially intact the present business operations, organization, assets and goodwill of the Company and each Subsidiary of the Company, and preserve its existing relationships with Governmental Entities and its significant merchants, customers, vendors, licensors, licensees, distributors, creditors, lessors, employees and business associates and others having significant business dealings with it (provided, however, that no action by the Company or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this Section 5.1(a) unless such action would constitute a breach of such other provision).

(b)               the Company shall not, and shall cause each Subsidiary of the Company not to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(i)                (1) authorize for issuance, issue, sell or grant any Membership Interests or other ownership interests of the Company, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to subscribe for any such Membership Interests or other ownership interests, or any rights, warrants or options to purchase any such Membership Interests or other ownership interests, or (2) redeem, purchase or otherwise acquire any outstanding Membership Interests, or any rights or warrants to acquire any such Membership Interests, except pursuant to the exercise by the Company of any rights set forth in its certificate of organization, operating agreement or profits interests agreements applicable to Class B Units of the Company outstanding on the date hereof, provided that such transaction is completed in full prior to the Closing and, following the Closing, there exists no further obligation of the Company or its Subsidiaries in respect of such redemption, purchase or other acquisition;

(ii)               split, combine, subdivide, consolidate or reclassify any Membership Interests;

(iii)              adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring or recapitalization of the Company or any of its Subsidiaries or amend, modify or waive any provision of the certificate of organization or operating agreement of the Company or the organizational documents of any of its Subsidiaries;

(iv)             create, incur, assume, suffer to exist or otherwise be liable with respect to any Indebtedness, other than (1) Indebtedness that is permitted to be repaid as of the Closing, (2) Indebtedness incurred by a Subsidiary of the Company to the Company or to a wholly owned Subsidiary of the Company or (3) Indebtedness incurred by the Company to a wholly owned Subsidiary of the Company;

(v)              sell, lease, transfer, subject to any Lien (other than Permitted Liens) or otherwise dispose of any material assets (other than Intellectual Property);

(vi)             sell, transfer, assign, license, subject to any Lien (other than Permitted Liens), or otherwise dispose of, any material Company Intellectual Property or Technology;

(vii)             (A) make any acquisitions of (including by merger, consolidation or acquisition of shares or assets or any other business combination) any corporation, partnership, other business organization or any equity or division thereof, or (B) any acquisition of assets from any Person in excess of $2,000,000 in the aggregate outside of the ordinary course of business;

(viii)            authorize or pay any dividends or make any distribution with respect to its outstanding membership interests (whether in property, membership interests or other securities of the Company or any of its Subsidiaries), except cash dividends or cash distributions, including any tax distributions, in each case that will be paid in full prior to the Closing;

(ix)              make any loans, advances, guarantees or capital contributions to or investments in any Person, other than the Company or any of its Subsidiaries;

(x)               pay, discharge, settle or compromise any pending or threatened suit, action or claim which (1) requires payment by the Company or any of the Company’s Subsidiaries (exclusive of attorney’s fees) in excess of $25,000 in any single instance or in excess of $250,000 in the aggregate, or (2) imposes any obligations (other than for the payment of money, a release of claims, confidentiality and other de minimis obligations customarily included in monetary settlements) or restrictions on the operations of the Company or any of its Subsidiaries;

(xi)              except as required by applicable Law or the terms of any Company Plan, (A) increase, or grant any increase in, the compensation or benefits payable or to become payable to any of its current or former directors, officers, employees or other service providers, other than the payment of incentive or performance-based compensation or benefits for completed performance periods; (B) take any action to accelerate the vesting or lapsing of restrictions or payment, or fund or in any other way secure the payment, of compensation or benefits; (C) grant any new equity-based awards or non-equity incentive awards, or amend or modify the terms of any outstanding equity- based or non-equity incentive awards; (D)  establish any Company Plan which was not in existence prior to the date hereof (other than offer letters entered into in the ordinary course of business that do not require the payment of severance and are substantially similar to the form offer letters in Section 3.13(a) of the Company Disclosure Schedule), or amend or terminate any Company Plan in existence on the date hereof; (E) hire or promote any employee or engage any other service provider (who is a natural person) who is (or would be) an executive officer or who has (or would have) an annualized target compensation opportunity (including base compensation or fees, target annual bonus opportunity and target long-term incentive opportunity) in excess of $200,000; (F) terminate the employment of any employee or other service provider (who is a natural person) who has an annualized target compensation opportunity (including base compensation or fees, target annual bonus opportunity and target long-term incentive opportunity) in excess of $200,000 or any executive officer, in each case, other than for cause; or (G) enter into, amend or terminate any collective bargaining agreement or other labor agreement;

(xii)             make any material changes in financial accounting methods, principles, practices or procedures (or change an annual accounting period), except as may be required under GAAP, provided that the Company consults with Parent in connection therewith and, for the avoidance of doubt, no such changes shall affect the Accounting Principles;

(xiii)            except in the ordinary course of business, make or change any material Tax election, file any amendment to any Tax Return with respect to any material amount of Taxes or settle or compromise or grant any extension of time with respect to any material Tax claim or assessment relating to the Company or any of its Subsidiaries;

(xiv)           modify, amend, voluntarily terminate (other than pursuant to an expiration in accordance with its terms) or waive in any material respect any rights under any Material Contract, or enter into any new Contract that would be a Material Contract if entered into prior to the date hereof, in each case outside of the ordinary course of business;

(xv)            enter into any commitment for capital expenditures of the Company or any of its Subsidiaries in excess of $500,000 for all commitments in the aggregate;

(xvi)           enter into or modify any Contract with any Member or Affiliate thereof (other than a Subsidiary of the Company), other than Company Plans and any action with respect to changes in compensation and benefits permitted pursuant to Section 5.1(b)(x);

(xvii)           enter into any new line of business that is not reasonably related to the existing business of the Company or any of its Subsidiaries;

(xviii)          make any material changes with respect to collection or payment practices with respect to accounts receivable and accounts payable, except as may be required by applicable Law or GAAP;

(xix)            enter into any agreement to purchase or sell any real property or lease, sublease or license any material real property;

(xx)             enter into or amend any Related Party Agreement, other than any Related Party Agreement that will be terminated at or prior to the Closing; or

(xxi)             agree in writing or otherwise to take any of the foregoing actions prohibited by this Section 5.1(b).

Notwithstanding anything in this Agreement to the contrary, nothing contained in this Agreement shall give Parent, directly or indirectly, the right to control or direct the operations of the Company prior to the Closing. Prior to the Closing, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over the operations of the Company and its Subsidiaries.

5.2              Conduct of Parent Prior to the Closing. Except (i) as set forth in Section 5.2 of the Parent Disclosure Schedule, (ii) as expressly permitted or required by this Agreement, (iii) as required by applicable Law, or (iv) for any action taken, or omitted to be taken, in order to comply with any COVID-19 Measures or which is otherwise taken, or omitted to be taken, reasonably and in good faith to respond to COVID-19, provided that prior to taking any actions in reliance on this clause (iv), which would otherwise be prohibited by any provision of this Agreement, Parent will use commercially reasonable efforts to provide advance notice to and consult with the Company with respect thereto, Parent shall not, and shall cause each Subsidiary of Parent not to, without the prior written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned):

(a)               amend the certificate of incorporation, bylaws or other organizational documents of Parent or Merger Sub in a manner that would (A) adversely affect the Members relative to the other holders of Parent Common Stock or (B) reasonably be expected to prevent or delay Parent or Merger Sub’s ability to consummate the transactions contemplated hereby as promptly as practicable;

(b)               authorize or pay any dividends or make any distribution with respect to outstanding shares of Parent Common Stock (whether in property, equity interests or other securities of Parent or any of its Subsidiaries) other than cash dividends paid at times and in amounts in the ordinary course of business consistent with past practice;

(c)               incur any Indebtedness that would reasonably be expected to prevent Parent or its Subsidiaries, as applicable and taken as a whole, from assuming or repaying the Company’s outstanding Indebtedness or fulfilling its obligations hereunder or to obtain the Financing or Alternative Financing;

(d)               make any material investment either by purchase of stock or securities, contributions to capital, property transfers, or purchase of any property or assets of any other individual, corporation or other entity, except for such investments that, individually or in the aggregate, would not reasonably be expected to prevent, impede or materially delay the consummation of the Merger;

(e)               enter into agreements with respect to, or consummate, any mergers or business combinations, or any acquisition of any other person or business that would reasonably be expected to prevent, impede or materially delay the consummation of the Merger; or

(f)                agree in writing or otherwise to take any of the foregoing actions prohibited by this Section 5.2.

5.3              Access to Information; Confidentiality.

(a)               Prior to the Closing, upon reasonable prior written notice and subject to applicable Laws relating to the exchange of information and confidentiality obligations applicable to information furnished to the Company or any of its Subsidiaries by third parties that may be in the possession of the Company or any of its Subsidiaries from time to time, the Company shall, and shall cause each of its Subsidiaries to, afford to the Representatives of Parent and Merger Sub, during normal business hours and in a manner as to not interfere with the normal operation of the Company and its Subsidiaries during the period prior to the Closing Date, reasonable access to the Company’s and its Subsidiaries’ properties, books, Contracts, commitments, Tax Returns and records, and to their directors, officers, employees, accountants, counsel and other Representatives and, during such period, the Company shall, and shall cause its Subsidiaries to, make available to Parent and Merger Sub such information concerning their businesses, properties and personnel, in each case as Parent and Merger Sub may reasonably request in connection with this Agreement, including in connection with obtaining, and seeking the removal of any exclusion from, any representation and warranty insurance policy sought by Parent; provided, however, that (i) such right shall not apply to information subject to an attorney-client privilege, and (ii) the Company and its Subsidiaries need not supply any information which the Company or any of its Subsidiaries is under a contractual or legal obligation not to supply or under a confidentiality obligation; provided, however, that the parties will work in good faith to allow for such disclosure or access in a manner that does not result in the events set out in clauses (i) and (ii). The Company shall have the right to have one or more of its Representatives present at all times during any such reviews, examinations or discussions.

(b)               Prior to the Closing, (i) any information provided to or obtained by Parent or Merger Sub pursuant to this Section 5.3 or any other provision of this Agreement will be subject to the Confidentiality Agreement and shall be held by Parent and Merger Sub in accordance with and be subject to the terms and conditions of the Confidentiality Agreement, and (ii) each of Parent and Merger Sub agree to be bound by and comply with the provisions set forth in the Confidentiality Agreement as if such provisions were set forth herein, which provisions are hereby incorporated herein by reference. No information provided to or obtained by Parent or Merger Sub pursuant to this Section 5.3 or any other provision of this Agreement shall affect or be deemed to modify any representation or warranty contained in this Agreement.

(c)               From and for a period of five (5) years after the Closing, in connection with accounting, Tax and similar needs in connection with its ownership of Membership Interests or in connection with a Person’s status as a current or former officer, director or member of the Company or any of its Subsidiaries, including preparation of governmental or regulatory reporting obligations, or the resolution of any claims made against or incurred by such Member in respect of periods prior to the Closing, Parent shall cause the Surviving Company and its Subsidiaries to (i) retain the books and records relating to the Surviving Company and its Subsidiaries with respect to periods prior to the Closing in a manner reasonably consistent with the practice of Parent and its Subsidiaries, and (ii) upon reasonable advance notice and subject to execution of a customary confidentiality agreement, Parent and the Surviving Company shall, and shall cause each of the Surviving Company’s Subsidiaries to, afford to the Members and their respective Representatives, during normal business hours following the Closing Date, and in a manner as to not unreasonably interfere with the normal operation of the Surviving Company and its Subsidiaries, reasonable access to the Surviving Company’s and each of its Subsidiaries’ books, Contracts and records to the extent related to periods prior to the Closing as they may reasonably request for the purposes described above; provided, however, that this provision shall not (A) apply to information subject to an attorney-client privilege, or (B) cause the Surviving Company or any of its Subsidiaries to violate any applicable legal, contractual or confidentiality obligations or disclose any trade secret of any third party, and shall in all cases be subject to applicable Laws relating to the exchange of information (it being agreed that Parent shall use its commercially reasonable efforts to cause the Surviving Company and its Subsidiaries to make reasonable and appropriate substitute disclosure arrangements under circumstances in which such circumstances apply).

(d)               Notwithstanding anything to the contrary herein, to the extent any party is obligated to provide another party physical access to properties, books, Contracts, commitments, Tax Returns, records, or to any Persons, pursuant to this Section 5.3, such party may instead provide such access by electronic means if physical access is not reasonably feasible or would not be permitted under applicable Law (including any COVID-19 Measures).

5.4            Efforts; Approvals.

(a)               Subject to the terms and conditions of this Agreement, the Company, on the one hand, and Parent and Merger Sub, on the other hand, shall, and shall cause their respective Subsidiaries to, use their respective reasonable best efforts to consummate the transactions contemplated by this Agreement and to cause the conditions to the Closing set forth in Article VI to be satisfied as promptly as reasonably practicable, including using reasonable best efforts to accomplish the following as promptly as reasonably practicable: (i) the preparation and making of all registrations, filings, forms, notices, petitions, statements, submissions of information, applications and other documents (including filings with Governmental Entities) that are or may become necessary, proper or advisable with respect to the transactions contemplated hereby (including making all legally required filings), and (ii) obtaining as promptly as reasonably practicable any consent, clearance, authorization, nonobjection, expiration or termination, Order or approval of, or any exemption by, any Governmental Entity that is necessary, proper or advisable in connection with the transactions contemplated hereby, and to comply with the terms and conditions of any such consent, authorization, Order or approval.

(b)               In furtherance of the foregoing, each of Parent and Merger Sub, on the one hand, and the Company, on the other hand, undertakes and agrees to file as soon as reasonably practicable, and in any event no later than January 4, 2021, a Notification and Report Form under the HSR Act with the United States Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”). Parent and the Company agree to request early termination of the applicable waiting period under the HSR Act.

(c)               Each of Parent, Merger Sub and the Company, as applicable, shall (i) respond as promptly as reasonably practicable to any inquiries or requests for additional information or documentary material received from any Governmental Entity and (ii) use reasonable best efforts to obtain termination or expiration of the waiting period under the HSR Act or any other Antitrust Laws. Each of Parent and Merger Sub shall propose, negotiate, offer to commit and effect (and if such offer is accepted, commit to and effect), all steps required to avoid or eliminate impediments under any Laws that may be asserted by any Governmental Entity with respect to the transactions contemplated by this Agreement so as to enable the Closing to occur as promptly as practicable, and in any event prior to the Outside Date, including sales, divestitures or dispositions of assets or businesses of Parent or its Subsidiaries (including the Company or any of its Subsidiaries) or committing to take such action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of Parent or its Subsidiaries (including the Company or any of its Subsidiaries); provided, that notwithstanding anything to the contrary in this Agreement, nothing in this Agreement, including this Section 5.4(c), shall require Parent or any of its Affiliates to: (i) (x) proffer to, agree to, or sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate, before or after the Closing, any assets of Parent, the Company or any of their respective Affiliates (or consent thereto); or (y) proffer to, agree to or implement any changes in (including through a licensing arrangement), or any restrictions on or other impairment of, Parent’s ability to use, own, operate or take any other actions with respect to any assets of Parent, the Company or any of their respective Affiliates or Parent’s ability to vote, transfer, receive dividends or otherwise exercise full ownership rights with respect to the capital stock of the Company and equity and debt securities held directly or indirectly by the Company if the actions and other matters under the preceding clause (x) or (y), individually or in the aggregate, would reasonably be expected to have a material adverse effect (measured on a scale relative to the Company) on the business of Parent after giving effect to the Merger; (ii) proffer to, agree to, or sell, divest, transfer, dispose of or otherwise similarly encumber or hold separate, before or after the Closing, all or any material portion of the assets, business or equity interests in or comprising the Preferred Lease operating segment of Parent and its Subsidiaries; (iii) take any action to overturn, defend against or oppose any Action brought by any Governmental Entity to prohibit the transactions contemplated by this Agreement or prevent consummation of the transactions contemplated by this Agreement prior to the Outside Date (any action having the effects described in clause (i), (ii) or (iii) being referred to herein as a “Substantial Detriment”). At the request of Parent, the Company shall agree to divest, hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, any of the businesses, services or assets of the Company or any of its Subsidiaries, provided, that any such action shall be conditioned upon the consummation of the Closing. Parent and Merger Sub shall be solely responsible for and shall pay all filing fees required under the HSR Act (including any filing fees required in connection with any filing by any Member).

(d)               Subject to applicable Laws relating to the exchange of information, Parent and the Company shall jointly direct all matters with any Governmental Entity consistent with their obligations under this Section 5.4. Each of Parent and the Company shall promptly furnish to the other party copies of any notices or written communications, and keep the other party informed of any oral communications, in each case received by such party or its Affiliates from any Governmental Entity with respect to the transactions contemplated by this Agreement, and each of Parent and the Company shall permit counsel to the other party an opportunity to review in advance, and shall consider in good faith the views of such counsel in connection with, any proposed written communications (including, for the avoidance of doubt, any filings or notices) by such party or its Affiliates to any Governmental Entity, including the FTC and the Antitrust Division, concerning the transactions contemplated by this Agreement. Each of Parent and the Company agrees to provide the other party and its counsel the opportunity, on reasonable advance notice, to participate in any meetings or discussions (other than unscheduled discussions initiated by any Governmental Entity where participation is not reasonably practicable), either in person or by telephone or videoconference, between it or any of its Affiliates, agents or advisors, on the one hand, and any Governmental Entity, including the FTC and Antitrust Division, on the other hand, in connection with the transactions contemplated hereby, unless prohibited by such Governmental Entity.

(e)               In no event shall Parent or the Company or any of their respective Subsidiaries be obligated to pay any fee, other than filing, recordation or similar fees, or grant any concession in connection with obtaining any consents, authorizations or approvals required to consummate the transactions contemplated hereby. Without limitation of Parent’s obligations under Section 5.4(b), neither the Company nor any of its Subsidiaries shall propose, negotiate or agree to (i) pay any consent fees, or (ii) undertake any other conditions, restrictions or actions imposed by any Governmental Entity, in each case, in consideration for any third party or Governmental Entity providing any consent, authorization, Order or approval of, or any exemption by, such third party or Governmental Entity that is required to be obtained in connection with the transactions contemplated hereby, without the prior written consent of Parent.

5.5            Directors’ and Officers’ Indemnification.

(a)               The provisions of the operating agreements of the Company and its Subsidiaries in effect as of the date hereof concerning the elimination of liability and indemnification of directors or other Persons shall not be amended in any manner that would adversely affect the rights thereunder of any Person that is as of the date hereof or the Effective Time covered under any such elimination of liability or indemnification provisions, and the Surviving Company shall (and Parent shall cause the Surviving Company to) comply with its obligations thereunder to the maximum extent permitted by applicable Law.

(b)               Prior to the Closing, the Company shall cause the Company as of the Closing to obtain and fully pay the premium of “tail” insurance policies for a period of six (6) years from and after the Closing Date, for those present and former officers and directors of the Company and those present and former officers, directors and managers of any of the Company’s Subsidiaries who are currently covered by directors’ and officers’ liability insurance policies with respect to acts or omissions occurring prior to the Effective Time, with terms with respect to coverage and amount no less favorable than those of such policies in effect on the date hereof. Parent and the Surviving Company shall maintain such policies in full force and effect to their full term, and continue to honor obligations thereunder.

(c)               The provisions of this Section 5.5 are (i) intended to be for the benefit of, and, from and after the Effective Time, shall be enforceable by, each Person entitled to indemnification, or other benefit hereunder, and each such Person’s heirs, representatives, successors and assigns, it being expressly agreed that such Persons shall be third-party beneficiaries of this Section 5.5, and (ii) in addition to, and not in substitution for, any other right to indemnification or contribution that any such Person may have by Contract or otherwise. The Surviving Company shall not (and Parent shall cause the Surviving Company not to) (x) amend the provisions of this Section 5.5 in a manner that would adversely affect any such third-party beneficiary without the prior written consent of such third-party beneficiary, or (y) following the Closing, enter into, or permit any of its Affiliates to enter into, any merger, consolidation or other transaction unless the obligations imposed by this Section 5.5 are assumed by the surviving or resulting entity (including by operation of Law).

(d)               The Surviving Company shall (and Parent shall cause the Surviving Company to), from time to time following the Closing, execute and deliver such other documents and instruments and take such other actions as may be reasonably requested by any Person indemnified hereunder to implement the provisions of this Section 5.5.

5.6              Employee Benefits.

(a)                Parent agrees that, for a period of twelve (12) months following the Closing Date (the “Benefit Protection Period”), it shall provide or cause the Surviving Company to provide to each employee of the Company or any of its Subsidiaries as of immediately prior to the Closing other than the Specified Employees (“Continuing Employees”), for so long as such Continuing Employee remains employed by Parent or a Subsidiary thereof (including the Surviving Company or any of its Subsidiaries) during the Benefit Protection Period, (i) a base salary or base wage rate and target incentive compensation opportunity that are no less favorable in the aggregate than as provided to such Continuing Employee as of immediately prior to the Closing, and (ii) employee benefits that are substantially similar to those provided to similarly situated employees of Parent and its Subsidiaries (provided, however, that during the Benefit Protection Period, Parent shall maintain the Company Plans listed on Section 5.6(a) of the Company Disclosure Schedule, in each case, in accordance with their terms as in effect immediately prior to the Closing).

(b)               For all purposes (including for purposes of vesting, eligibility to participate and level of benefits) under the employee benefit plans of Parent and its Subsidiaries (including the Company and its Subsidiaries) providing benefits to any Continuing Employees and Specified Employees after the Closing (the “New Plans”), each Continuing Employee and Specified Employee shall be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Closing, to the same extent as such Continuing Employee or Specified Employee was entitled, before the Closing, to credit for such service under any similar Company Plan in which such Continuing Employee or Specified Employee participated or was eligible to participate immediately prior to the Closing; provided that the foregoing shall not apply with respect to benefit accrual under any defined benefit pension plan, for purposes of eligibility for any retiree welfare plan or to the extent that its application would result in a duplication of benefits. In addition, and without limiting the generality of the foregoing (i) each Continuing Employee and Specified Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Plan in which such Continuing Employee or Specified Employee participated immediately prior to the Closing (such plans, collectively, the “Old Plans”), except to the extent that such eligibility would not have been satisfied or waived under the comparable plans of the Company and its Subsidiaries in which such Continuing Employee or Specified Employee participated immediately prior to the Closing, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Continuing Employee or Specified Employee, Parent shall cause, or shall cause the Company to cause, all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Continuing Employee or Specified Employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans in which such Continuing Employee or Specified Employee participated immediately prior to the Closing, and Parent shall, or shall cause the Company to, cause any eligible expenses incurred by such Continuing Employee or Specified Employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such Continuing Employee or Specified Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee or Specified Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan.

(c)               If requested by Parent in writing at least five (5) days prior to the Closing Date, the Company shall cause the Company’s 401(k) Retirement Plan (the “Company 401(k) Plan”) to be terminated effective on the day immediately prior to the Closing Date. In the event that Parent requests that the Company 401(k) Plan be terminated, (i) the Company shall provide Parent with evidence that such Company 401(k) Plan has been terminated (the form and substance of which shall be subject to review and comment by Parent) not later than the day immediately preceding the termination date, (ii) the Company and Parent shall take any and all actions as may be required, including amendments to the Company 401(k) Plan and/or the tax-qualified defined contribution retirement plan designated by Parent (the “Parent 401(k) Plan”) to permit each Continuing Employee to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code, including of loans) in the form of cash, notes (in the case of loans) or a combination thereof, in an amount equal to the full account balance distributed or distributable to such Continuing Employee from the Company 401(k) Plan to the Parent 401(k) Plan, and (iii) Parent shall permit all Continuing Employees who were eligible to participate in the Company 401(k) Plan immediately prior to the termination date to participate in the Parent 401(k) Plan, effective as of the Closing Date.

(d)               Without limiting the generality of Section 9.5, nothing contained herein, express or implied: (i) shall be construed to establish, amend or modify any benefit or compensation plan, program, agreement or arrangement; (ii) shall alter or limit the ability of Parent, the Company, the Surviving Company, or any of their respective Subsidiaries, to amend, modify or terminate any particular benefit plan, program, agreement or arrangement; (iii) is intended to confer upon any current or former employee any right to employment or continued employment for any period of time, or any right to a particular term or condition of employment; or (iv) is intended to confer upon any individual (including employees, retirees or dependents or beneficiaries of employees or retirees) any right as a third party beneficiary of this Agreement.

5.7            Tax Matters.

(a)               Transfer Taxes. All transfer, documentary, sales, use, stamp, registration and other similar Taxes incurred in connection with consummation of the transactions contemplated by this Agreement shall be paid fifty percent (50%) by the Member Representative (on behalf of the Members) and fifty percent (50%) by Parent when due, and the party customarily responsible under applicable Law shall, at its own expense, file all necessary Tax Returns and other documentation with respect to all such Taxes, fees and charges.

(b)               Cooperation and Exchange of Information. Parent and the Member Representative shall provide to each other such reasonable cooperation, documentation and information relating to the Company and its Subsidiaries as either of them may request that is reasonably necessary in filing any Tax Return, amended Tax Return (including any Flow-Through Return or amended Flow-Through Return, the preparation and filing of which shall be the sole responsibility of the Member Representative) or claim for refund or conducting any Tax Proceeding or other claim or proceeding in respect of Taxes. Such cooperation and information shall include providing copies of all relevant portions of relevant Tax Returns, together with all relevant portions of relevant accompanying schedules and relevant work papers, relevant documents relating to relevant rulings or other relevant determinations by Taxing Authorities and relevant records concerning the ownership and Tax basis of relevant property and other relevant information, which the Member Representative or Parent or any of their respective Subsidiaries may possess. The Member Representative and Parent shall each make its employees reasonably available on a mutually convenient basis at the other party’s cost to provide an explanation of any documents or information so provided. The Member Representative shall have the exclusive right to control any Tax Proceeding with respect to (x) any Flow-Through Return or (y) any Taxes of any Member or any of its owners or beneficiaries. For the avoidance of doubt, the Company shall not make any Tax distributions to the Members after the Closing, and no Member shall be entitled to any Tax distributions from the Company after the Closing. Except as required under applicable Law, Parent shall not, and shall not cause or permit any of its Affiliates (including the Company and its Subsidiaries after the Closing) to (i) make, change or revoke any Tax election (including any entity classification election pursuant to Treasury Regulations Section 301.7701-3) with respect to the Company or any of its Subsidiaries that has retroactive effect to any taxable period (or portion thereof) ending on or before the Closing Date, (ii) take any action after the Closing on the Closing Date that is outside the ordinary course of business with respect to the Company or any of its Subsidiaries or (iii) amend or cause to be amended any Tax Return of the Company or any of its Subsidiaries for a taxable period (or portion thereof) ending on or before the Closing Date, in each case of (i)-(iii), if such action could reasonably be expected to increase the liability of any of the Members for Taxes. Notwithstanding anything in this Agreement to the contrary Parent agrees to abide by the covenant set forth on Section 5.7(b) of the Company Disclosure Schedule.

(c)               Tax Treatment; Purchase Price Allocation.

(i)               The Merger shall be treated for U.S. federal income tax purposes in accordance with Revenue Ruling 99-6, 1999-1 C.B. 432 (Situation 2). Additionally, the delivery of the Applicable Member Consideration to the Employee Holders shall be treated as consideration delivered in exchange for each Member’s Class A Units and Class B Units, as applicable, for purposes of applying the principles of Revenue Ruling 2007-49, 2007-2 C.B. 237 (the “Transaction Tax Treatment”).

(ii)              No later than one hundred twenty (120) days after the Closing, Parent shall deliver to the Member Representative a proposed allocation of the Aggregate Final Cash Consideration, the Aggregate Stock Consideration and any other amounts treated as consideration for Tax purposes among the assets of the Company and its Subsidiaries, which allocation shall be determined in a manner consistent with the Section 1060 of the Code and applicable Treasury Regulations (the “Parent Draft Allocation”). If the Member Representative disagrees with the Parent Draft Allocation, the Member Representative may, within thirty (30) days after delivery of the Parent Draft Allocation, deliver a notice (the “Member Representative’s Allocation Notice”) to Parent to such effect, specifying those items as to which the Member Representative disagrees and setting forth the Member Representative’s proposed allocation of the Aggregate Final Cash Consideration, the Aggregate Stock Consideration and any other amounts treated as consideration for Tax purposes among the assets of the Company and its Subsidiaries. If the Member Representative’s Allocation Notice is not duly and timely delivered, the Parent Draft Allocation shall become final and binding. If the Member Representative’s Allocation Notice is duly delivered, Parent and the Member Representative shall negotiate in good faith to resolve any disputes regarding the Member Representative’s Allocation Notice and the Parent Draft Allocation. If Parent and the Member Representative are unable to resolve any dispute regarding such proposed allocation within thirty (30) days of Parent’s receipt of the Member Representative’s Allocation Notice, the parties shall submit any items that remain in dispute for resolution to the Independent Accountant, which shall be directed to, within thirty (30) days after such submission, determine and report to the parties upon such remaining disputes with respect to the allocation. The costs of the Independent Accountant shall be paid fifty percent (50%) by the Member Representative (on behalf of the Members) and fifty percent (50%) by Parent. The allocation, as prepared by Parent if no Member Representative’s Allocation Notice is duly and timely delivered, as agreed between Parent and the Member Representative or as determined by the Independent Accountant pursuant to this Section 5.7(c)(ii) (the “Final Allocation”) shall be conclusive and binding on all parties.

(d)               The Member Representative, the Company and Parent shall, and shall cause their Affiliates to, (A) prepare and file all Tax Returns in a manner consistent with the Final Allocation and the Transaction Tax Treatment, and (B) not take any position inconsistent therewith on any Tax Return, in connection with any Tax Proceeding or otherwise, in each case, except to the extent otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code or any similar provision of applicable state, local or foreign Law. If any Governmental Entity disputes the Final Allocation or the Transaction Tax Treatment, the party receiving notice of the dispute shall promptly notify the other parties hereto, and the parties shall cooperate in good faith in responding to such dispute to preserve the effectiveness of the Final Allocation and the Transaction Tax Treatment, as the case may be.

5.8            Publicity. The initial press release shall be a joint press release issued by Parent and the Company and, thereafter, none of the Company, its Affiliates or their respective Affiliates nor Parent shall make any public statement or make any announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of Parent or the Company (prior to the Closing) or the Members’ Representative (after the Closing), respectively, except where such public announcement is (a) required by or advisable to comply with applicable Law (including public disclosure and filing obligations), regulation or stock exchange listing standards or similar rules, (b) made upon a request by a Governmental Entity or (c) substantially similar to or not inconsistent with communications previously approved pursuant to this Section 5.8; provided, however, in the event any such exception applies, the parties hereto shall use their respective reasonable best efforts, subject to applicable Law and to the extent reasonably practicable, to consult with each other in good faith prior to making such announcement; provided further, however, Parent and its Representatives may make any public statements in response to questions by the press, analysts, investors or those attending industry conferences or analyst or investor conference calls pursuant to the foregoing clause (c) without prior consultation with the Company.

5.9           Termination of Related Party Agreements. The Company shall terminate or cause to be terminated all Related Party Agreements set forth on Section 5.9 of the Company Disclosure Schedule at or prior to the Closing, such that neither the Company nor its Affiliates shall have any obligations thereunder or in connection therewith from and after the Closing.

5.10          Exclusivity.

(a)               From the date hereof through the Closing or earlier termination of this Agreement, the Company shall not and shall cause the Members and the Company’s controlled Affiliates not to, and shall instruct and cause the Members and the Company’s controlled Affiliates to instruct their respective Representatives not to, directly or indirectly, solicit, initiate, continue, enter into or participate in any discussions or negotiations or communications with, or provide any information to, or enter into any agreement, understanding, commitment or letter of intent with, any Person or group of Persons (other than Parent and its Affiliates and their respective Representatives regarding the transactions contemplated by this Agreement) concerning any change of control transaction, consolidation, merger, business combination, purchase or disposition of membership interests or other equity interest in the Company or any of its Subsidiaries, or sale of substantially all of the assets of the Company or any of its Subsidiaries, in each case however structured, other than pursuant to this Agreement.

(b)               The Company shall and shall cause the Members and the Company’s Affiliates and Representatives to (i) immediately cease any discussions or negotiations of the nature described in Section 5.10(a), if any, and (ii) as soon as practicable following the date hereof request in writing that all prospective purchasers of the Company to whom nonpublic information concerning the Company has been distributed on or prior to the date hereof in connection with the current process relating to the sale of the Company (other than Parent, Merger Sub and their respective Representatives acting on their respective behalf) return such information to the Company (or destroy such information) in accordance with the terms of the confidentiality agreements between the Company and such prospective purchasers.

5.11          Closing Agreements.

(a)               At the Closing, each of Parent, the Company and the Member Representative shall duly execute and deliver to the other, and cause the Escrow Agent to duly execute and deliver to Parent, the Company and the Member Representative, the Escrow Agreement.

(b)               Parent, the Company and the Member Representative shall, and shall use reasonable efforts to cause the Exchange Agent to, negotiate in good faith an exchange agent agreement in customary form (the “Exchange Agent Agreement”) prior to the Closing. At the Closing, each of Parent, the Company and the Member Representative shall duly execute and deliver to the other, and cause the Exchange Agent to duly execute and deliver to Parent, the Company and the Member Representative, the Exchange Agent Agreement.

5.12          Registration Rights Agreement. On the Closing Date, Parent and the Members shall enter into a registration rights agreement in the form attached as Exhibit F.

5.13          Financing.

(a)               Parent shall use reasonable best efforts to obtain funds sufficient to fund the Aggregate Estimated Cash Consideration and the other Required Amounts on or prior to the date upon which the Merger is required to be consummated pursuant to the terms hereof. In furtherance and not in limitation of the foregoing, Parent shall use reasonable best efforts to obtain the proceeds of the Financing on terms and conditions not less favorable in any material respect than those described in the Commitment Letter (including, as necessary, the market flex provisions contained in any related fee letter) or, subject to the Prohibited Financing Modifications, on other terms reasonably acceptable to Parent, as promptly as practicable but in any event on or prior to the date upon which the Merger is required to be consummated pursuant to the terms hereof to the extent the proceeds thereof are required to pay the Aggregate Estimated Cash Consideration and the other Required Amounts, including by (i) maintaining in effect the Commitment Letter, (ii) negotiating and entering into definitive agreements with respect to the Financing (the “Definitive Agreements”) on terms not less favorable in any material respect than the terms and conditions contained in the Commitment Letter (including, as necessary, the market flex provisions contained in any related fee letter) or, subject to the Prohibited Financing Modifications, on other terms reasonably acceptable to Parent, and (iii) satisfying on a timely basis all conditions in the Commitment Letter and the Definitive Agreements that are applicable to Parent and complying with its obligations thereunder. Parent shall enforce its rights under the Commitment Letter and the Definitive Agreements in a timely and diligent manner. Without limiting the generality of the foregoing, in the event that all conditions contained in the Commitment Letter or the Definitive Agreements (other than the consummation of the Merger) have been satisfied, Parent shall use its reasonable best efforts to cause the Debt Financing Sources to comply with their respective obligations thereunder, including to fund the Financing (including by promptly commencing a litigation proceeding against any breaching Debt Financing Source or other financial institution to compel such Debt Financing Source or breaching institution or institutions to provide its portion of the Financing or otherwise comply with its obligations under the Commitment Letter or Definitive Agreement).

(b)               Subject to clause (c) below, Parent shall not, and shall not permit Merger Sub to, without the prior written consent of the Company, permit any amendment or modification to, or any waiver of any provision or remedy under, the Commitment Letter or the Definitive Agreements if such amendment, modification or waiver (i) adds new (or adversely modifies any existing) conditions to the consummation of all or any portion of the Financing, (ii) reduces the amount of the Financing, (iii) adversely affects the ability of Parent to enforce its rights against other parties to the Commitment Letter or the Definitive Agreements as so amended, modified or waived, relative to the ability of Parent to enforce its rights against the other parties to the Commitment Letter as in effect on the date hereof or (iv) would otherwise reasonably be expected to prevent, impede or delay the ability of Parent to consummate the transactions contemplated by this Agreement on the Closing Date pursuant to the terms hereof (the foregoing clauses (i) through (iv), collectively, the “Prohibited Financing Modifications”). Parent shall promptly deliver to the Company copies of any such amendment, modification, waiver or replacement.

(c)                In the event that any portion of the Financing becomes unavailable, regardless of the reason therefor, Parent will (i) use reasonable best efforts to obtain alternative financing (in an amount sufficient, when taken together with the available portion of the Financing, to consummate the transactions contemplated by this Agreement and to pay the other Required Amounts) from the same or other sources (provided, that in no event shall the reasonable best efforts of Parent be deemed or construed to require Parent to pay any fees or any interest rates applicable to the Financing in excess, in any material respect, of those contemplated by the Commitment Letter and the related fee letter (including the market flex provisions) (any such financing, the “Alternative Financing”), (ii) use reasonable best efforts to procure that the terms and conditions to the consummation of such alternative financing are not less favorable in any material respect to Parent than those set forth in the Commitment Letter with respect to availability, conditionality, enforceability and amount of the financing, and (iii) promptly notify the Company of such unavailability and the reason therefor. For the purposes of this Agreement, the term “Commitment Letter” shall be deemed to include any commitment letter (or similar agreement) with respect to any Alternative Financing arranged in compliance herewith (and any Commitment Letter remaining in effect at the time in question), all references to “Financing” shall be deemed to include any Alternative Financing and all references to “Debt Financing Sources” shall include the persons providing or arranging, underwriting or placing any Alternative Financing. Parent shall provide the Company with prompt notice of (x) any actual or threatened in writing breach, termination, repudiation or default by any party to the Commitment Letter or any Definitive Agreement and (y) the receipt of any written notice or other written communication from any Debt Financing Source with respect to any breach, termination, repudiation or default by any party to the Commitment Letter or any Definitive Agreement or any provision thereof. Parent shall keep the Company reasonably informed on a current basis of the status of its efforts to consummate the Financing.

5.14          Financing Cooperation.

(a)               Prior to the Closing, the Company shall and shall cause its Subsidiaries to use its and their reasonable best efforts to provide, and shall use its and their reasonable best efforts to cause the Company’s representatives to provide, all cooperation reasonably requested by Parent necessary for the arrangement and obtaining of the Financing (provided that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company or any of its Subsidiaries), including by using its and their reasonable best efforts with respect to (i) causing the appropriate senior management of the Company to participate in a reasonable number of meetings, presentations, road shows, due diligence sessions and sessions with rating agencies, including a reasonable and limited number of one-on-one meetings and calls between appropriate members of senior management of the Company, on the one hand, and the actual and potential Debt Financing Sources, on the other hand, at reasonable times and with reasonable advance notice, (ii) to the extent required by the Financing, facilitating the pledging of collateral, effective no earlier than the Closing, including, using reasonable best efforts to facilitate the delivery to the Debt Financing Sources at the Closing all certificates representing outstanding equity interests of the Company’s Subsidiaries, (iii) assisting Parent in its negotiation and preparation of any credit agreement, indenture, note, purchase agreement, underwriting agreement, guarantees, security agreements, closing certificates (including solvency certificates) and other certificates, resolutions, letters and documents as may be reasonably requested by Parent in connection with the Financing (provided that no obligation under any such agreement, pledge or grant executed by the Company or any of its Subsidiaries shall be effective until the Closing), (iv) furnishing Parent with the Required Financial Information and supplementing the Required Financial Information as may be necessary for such Required Financial Information to remain Compliant, (v) assisting Parent in (A) the preparation of customary materials for rating agency presentations, offering documents, private placement memoranda, prospectuses, syndication documents and materials including information memoranda, lender presentations and other similar marketing documents (including “public side” versions thereof) reasonably requested in connection with the Financing, including the execution and delivery of Authorization Letters, and (B) the conduct of any field examination and inventory appraisals, and the preparation of any related reports for the purpose of establishing collateral arrangements required in connection with the Financing, in each case as may be customary and reasonably requested by Parent, (vi) causing the local and internal counsel of the Company to provide assistance to Parent including in connection with providing customary opinions of counsel to the extent required by the Financing, (vii) causing the Company’s independent auditors to provide reasonable and customary assistance and cooperation in connection with the Financing, including, (A) rendering customary “comfort letters” in connection with the Financing as contemplated by clause (D) of the definition of Required Financial Information, (B) providing consents for use of their reports in any filings required to be made by Parent pursuant to the Securities Act or the Exchange Act, as amended, where such financial information is included, and (C) participating in a reasonable number of accounting due diligence sessions, (viii) furnishing Parent and the Debt Financing Sources with any pertinent and customary information regarding the Company and its Subsidiaries as may be reasonably requested by Parent in connection with the Financing and (ix) taking all actions reasonably requested by Parent that are necessary and customary in connection with the Financing to facilitate (A) the release of all encumbrances, security interests and collateral in respect of the Company and its Subsidiaries and (B) the termination of all guaranties for borrowed money by the Company and its Subsidiaries. The foregoing notwithstanding, the Company and its Subsidiaries shall not be required to take or permit the taking of any action pursuant to this Section 5.14 that: (1) would require the Company, its Subsidiaries or any Persons who are officers or directors of the Company or the any of its Subsidiaries to pass resolutions or consents to approve or authorize the execution of the Financing or enter into, execute or deliver any certificate, document, instrument or agreement (other than Authorization Letters) or agree to any change or modification of any existing certificate, document, instrument or agreement, in each case, prior to the Closing that is not contingent on the Closing, (2) would cause any representation or warranty in this Agreement to be breached by the Company, (3) would require the Company or any of its Subsidiaries to pay any commitment or other similar fee or incur any other expense, liability or obligation in connection with the Financing prior to the Closing or have any obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument be effective until the Closing, in each case for which Parent is not obligated to reimburse or indemnify the Company or its Subsidiaries under this Agreement, (4) would cause any director, officer or employee or equityholder of the Company or any of its Subsidiaries to incur any personal liability (other than the delivery of Authorization Letters) for which Parent is not obligated to provide indemnification pursuant to the terms of this Agreement, (5) would conflict with the organizational documents of the Company or any of its Subsidiaries or any Laws, (6) would reasonably be expected to result in a material violation or breach of, or a default (with or without notice, lapse of time, or both) under, any contract to which the Company or any of its Subsidiaries is a party, (7) would require the Company, any of its Subsidiaries or any of their Representatives to provide access to or disclose information that the Company or any of its Subsidiaries determines would jeopardize any attorney-client privilege of the Company or any of its Subsidiaries or (8) would require the Company or any of its representatives to prepare any financial statements or information that are not available to it (other than as set forth in the Required Financial Information). Nothing contained in this Section 5.14 or otherwise shall require the Company or any of its Subsidiaries, prior to the Closing, to be an issuer or other obligor with respect to the Financing. Parent shall, promptly upon request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs incurred by the Company or its representatives in connection with such cooperation (provided that such reimbursement shall not include general auditor and legal expenses the Company and its Subsidiaries that would have been incurred regardless of whether cooperation was requested pursuant to this Section 5.14) and shall indemnify and hold harmless the Company and its representatives from and against any and all losses suffered or incurred by them in connection with the arrangement of the Financing, any action taken by them at the request of Parent pursuant to this Section 5.14 and any information used in connection therewith (other than information provided in writing by the Company or its Subsidiaries specifically in connection with its obligations pursuant to this Section 5.14), except to the extent such losses or expense arise out of the gross negligence, bad faith, fraud or willful misconduct of the Company or any of its Subsidiaries or any of its or their representatives.

(b)               For the avoidance of doubt, the parties hereto acknowledge and agree that the provisions contained in this Section 5.14, represent the sole obligation of the Company and its Representatives with respect to cooperation in connection with the arrangement of any financing (including the Financing) to be obtained by Parent with respect to the transactions contemplated by this Agreement and no other provision of this Agreement (including the Exhibits and Schedules hereto) shall be deemed to expand or modify such obligations.

(c)               The Company consents to the use of the Company’s and its Subsidiaries’ logos in connection with the Financing; provided that such trademarks and logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries.

(d)               (i) The Company shall use its best reasonable efforts to deliver to Parent (A) at least five (5) Business Days prior to the Closing Date, draft Payoff Letters and (B) on the Closing Date, executed Payoff Letters and lien releases, in each case, with respect to each of the items of Indebtedness set forth on Section 9.16(b) of the Company Disclosure Schedule and (ii) the Company shall provide to Parent all documentation and other customary information about the Company and each of its Subsidiaries as is reasonably requested in writing by Parent at least ten (10) Business Days prior to the Closing Date, which is reasonably required under applicable “know your customer”, “beneficial ownership” and anti-money laundering rules and regulations including the USA PATRIOT Act.

5.15          Investigation Cooperation. Subject to applicable Law, the Company shall, as promptly as reasonably practicable, furnish to Parent copies of any notices or written communications, and inform Parent in reasonable detail of any oral communications (other than those that would reasonably be considered immaterial), in each case received by the Company or its Affiliates from any Governmental Entity in respect of the matters set forth in Section 5.15 of the Company Disclosure Schedule (“Covered Matters”). Subject to applicable Law, the Company shall (a) provide reasonable notice to Parent in advance of any proposed meeting with any Governmental Entity in respect of any Covered Matter (for the avoidance of doubt, to include any meeting initiated by the Company or its Representatives) and, to the extent legally permissible and authorized by the applicable Governmental Entity, give Parent and its counsel the opportunity to attend and participate thereat and (b) provide Parent (at the sole cost and expense of Parent to the extent incurred prior to the Closing) an opportunity to review in advance any proposed written or material oral communications (including, for the avoidance of doubt, any filings or notices) proposed to be made by the Company to any Governmental Entity in connection with any Covered Matter. The Company shall consult with, and consider in good faith any feedback from, Parent prior to agreeing to any fees, expenses or penalties that will be paid prior to the Closing with respect to any Covered Matter, and none of the Company, its Subsidiaries, the Members or their respective Representatives shall agree to any actions, restrictions, conditions or admissions, or any fees, expenses or penalties that will be paid at or following the Closing, with respect to any Covered Matter, without the prior written consent of Parent, which consent shall not be unreasonably withheld, conditioned or delayed.

5.16          R&W Insurance Policy. Prior to the Closing, Parent may in its discretion obtain and bind, in the name of Parent or any of its Affiliates, an insurance policy against the breach by the Company of its representations and warranties set forth in this Agreement (the “R&W Insurance Policy”). In the event that Parent procures the R&W Insurance Policy, such policy shall include a provision whereby the insurer(s) expressly waives, and irrevocably agrees not to pursue, directly or indirectly, any subrogation rights against the Company or any of its Affiliates, or any former shareholders, managers, members, directors, officers, employees, agents and representatives of any of the foregoing with respect to any claim made by any insured thereunder (and such Persons shall be express third-party beneficiaries of such provision), other than any claim of Fraud. The Company shall reasonably cooperate with Parent’s efforts at Parent’s reasonable request and provide such assistance as may be reasonably necessary or appropriate in order to enable Parent to obtain and bind the R&W Insurance Policy. Parent shall take all reasonable steps after Closing to ensure coverage under the R&W Insurance Policy is not cancelled, waived or alternated in a way that negatively impacts the Company or that would allow the insurer thereunder or any other Person to subrogate or otherwise seek recovery against any Member; provided, that nothing will prevent Parent from seeking recovery against any Person in the case of Fraud of such Person. The premium, due diligence fees, underwriting fees and other amounts payable to any insurer or broker in connection with obtaining the R&W Insurance Policy shall be paid by Parent.

5.17          Key Merchants and Key Vendors. Immediately prior to the Closing, the Company shall make available to Parent:

(a)               A true and complete list of the twenty (20) most material merchants of the Company and its Subsidiaries, as measured by the funded amounts earned by the Company and its Subsidiaries, on a consolidated basis, during the twelve (12) months ended as of the most recent annual or quarter end for which financial statements are then available in respect of Customer Accounts related to such merchants (the “Key Merchants”).

(b)               A true, correct and complete copy of (i) each Contract in effect as of the date hereof or the Closing by and between the Company or any Subsidiary of the Company, on the one hand, and any Key Merchant, on the other hand and (ii) each Contract in effect as of the date hereof or the Closing by and between the Company or any Subsidiary of the Company, on the one hand, and any Key Vendor, on the other hand.

Article VI
CONDITIONS PRECEDENT

6.1            Conditions to Each Party’s Obligation to Effect the Transactions. The respective obligation of each party hereto to effect the Merger and the other transactions contemplated by this Agreement is subject to the satisfaction or waiver by each of Parent and the Company on or prior to the Closing Date of the following conditions:

(a)               Competition Clearance. The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or early termination thereof shall have been granted.

(b)               No Injunctions or Restraints. No temporary restraining order, preliminary or permanent injunction or other Order issued by any Governmental Entity of competent jurisdiction or other legal restraint or prohibition enjoining or otherwise preventing or prohibiting the consummation of the transactions contemplated hereby shall be in effect.

6.2           Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger and the other transactions contemplated hereby are further subject to the satisfaction or waiver by Parent on or prior to the Closing Date of the following conditions:

(a)               Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.8(b) (Absence of Certain Changes) of this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date, (ii) set forth in Section 3.2 (Authorization) and Section 3.5 (Capitalization) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date (except with respect to representations and warranties that address matters only as of a particular date, which need only be true and correct as of such date) and (iii) set forth in Article III, other than those described in clauses (i) and (ii) hereof, shall be true and correct (without giving effect to qualifications or limitations as to “materiality”, “Company Material Adverse Effect” or words of similar import as set forth therein) as of the date hereof and as of the Closing Date as though made on and as of such date (except with respect to representations and warranties that address matters only as of a particular date, which need only be true and correct as of such date), except to the extent that the failure to be true and correct has not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)               Performance of Obligations of the Company. The Company shall have performed or complied with, in all material respects, the obligations required to be performed or complied with by it under this Agreement at or prior to the Closing Date.

(c)               Officer’s Certificate. An officer of the Company shall have executed and delivered to Parent on behalf of the Company a certificate certifying that the Company has satisfied the conditions set forth in Section 6.2(a) and Section 6.2(b).

(d)               Financing. Parent or Merger Sub shall have obtained the Financing or any Alternative Financing.

6.3           Conditions to Obligation of the Company. The obligation of the Company to effect the Merger and the other transactions contemplated hereby is further subject to the satisfaction or waiver by the Company on or prior to the Closing Date of the following conditions:

(a)               Representations and Warranties. The representations and warranties of Parent and Merger Sub (i) set forth in Section 4.7 (Absence of Certain Changes) of this Agreement shall be true and correct in all respects as of the date hereof and as of the Closing Date as though made on and as of such date, (ii) set forth in Section 4.2 (Authorization), Section 4.5 (Capitalization) and Section 4.10 (Financing) shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date (except with respect to representations and warranties that address matters only as of a particular date, which need only be true and correct as of such date) and (iii) set forth in Article IV, other than those described in clauses (i) and (ii) hereof, shall be true and correct (without giving effect to qualifications or limitations as to “materiality”, “Parent Material Adverse Effect” or words of similar import as set forth therein) as of the date hereof and as of the Closing Date as though made on and as of such date (except with respect to representations and warranties that address matters only as of a particular date, which need only be true and correct as of such date), except to the extent that the failure to be true and correct has not had or would not reasonably be expected to have a Parent Material Adverse Effect.

(b)               Performance of Obligations of Parent and Merger Sub. Each of Parent and Merger Sub shall have performed or complied with, in all material respects, the obligations required to be performed or complied with by them under this Agreement at or prior to the Closing Date.

(c)               Officer’s Certificate. An officer of each of Parent and Merger Sub shall have executed and delivered to the Company and the Member Representative on behalf of the Parent and Merger Sub a certificate certifying that each of Parent and Merger Sub has satisfied the conditions set forth in Section 6.3(a) and Section 6.3(b).

6.4            Frustration of Closing Conditions. None of Parent, Merger Sub or the Company may rely on the failure of any condition to its obligation to consummate the transactions contemplated hereby set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if a material cause of such failure was the failure of such party to perform or comply with any of its obligations under this Agreement in any material respect.

Article VII
TERMINATION

7.1            Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Closing:

(a)                by mutual written consent of the Company and Parent;

(b)               by either the Company or Parent if any Governmental Entity of competent jurisdiction shall have issued an Order or taken any other action after the date hereof permanently enjoining, restraining or otherwise prohibiting the transactions contemplated hereby and such Order or other action shall have become final and nonappealable;

(c)               by either the Company or Parent if the transactions contemplated by this Agreement shall not have been consummated on or before June 20, 2021 (as such date may be extended pursuant to the immediately succeeding proviso, the “Outside Date”); provided that if the condition to Closing set forth in Section 6.1(a) has not been satisfied or waived, but all other conditions to Closing set forth in Article 6 have been satisfied (or in the case of conditions that by their terms are to be satisfied at the Closing, shall be capable of being satisfied on such date) or waived, as of June 20, 2021, then the Outside Date may be extended to September 20, 2021 by either Parent or the Company by written notice to the other party; provided further, that the right to terminate this Agreement under this Section  7.1(c) shall not be available to any party hereto that has materially breached its obligations under this Agreement in a manner that proximately caused or resulted in the failure of the Closing to be consummated on or prior to such date; or

(d)               by either the Company or Parent if there shall have been a breach by Parent or Merger Sub, on the one hand, or the Company, on the other hand, of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one (1) or more of the conditions set forth in Section  6.2 (in the case of a breach by the Company) or Section 6.3 (in the case of a breach by Parent or Merger Sub), and in any such case such breach shall be incapable of being cured or, if capable of being cured, shall not have been cured prior to the earlier of (i) thirty (30) days after providing written notice of such breach to the breaching party, and (ii) three (3) Business Days prior to the Outside Date, provided that the terminating party (treating Parent and Merger Sub as one party for this purpose) is not then in material breach of any of its representations, warranties, covenants or obligations contained in this Agreement, which breach would result in the failure to satisfy one (1) or more of the conditions set forth in Section 6.2 (in the case of a breach by the Company) or Section 6.3 (in the case of a breach by Parent or Merger Sub).

Any proper termination of this Agreement pursuant to this Section 7.1 shall be effective immediately upon the delivery of written notice of the terminating party to the other parties.

7.2            Effect of Termination(a). In the event of termination of this Agreement by either the Company or Parent as provided in Section  7.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party hereto or its respective affiliates, directors, officers, employees, shareholders, partners, members or other Representatives, other than pursuant to the provisions of Section 5.8 (Publicity), this Section 7.2 (Effect of Termination) and Article IX (General Provisions) (which Sections and Articles shall survive any termination of this Agreement); provided, that (i) no such termination of this Agreement shall relieve or otherwise affect the liability of any party hereto for any willful and intentional breach of this Agreement by such party prior to such termination or Fraud (which claims based upon Fraud may only be made against the Person committing such Fraud and not against any other Person) and (ii) within two (2) Business Days of any termination hereunder (other than termination by Parent under Section 7.1(d) that results from a willful and intentional breach of this Agreement by the Company), Parent shall pay the Company an amount in cash equal to the Comvest Cost by wire transfer of immediately available funds to an account identified in writing by the Company at least one full Business Day in advance of such wire. Without limiting the Company’s rights under any other provision of this Agreement (including the Company’s right to specific performance pursuant to Section 9.8), the Company may petition a court to award damages in connection with any willful or intentional breach by Parent of this Agreement, and Parent agrees that such damages shall not be limited to reimbursement of expenses or out-of-pocket costs, but may include the benefit of the bargain lost by the Company (taking into consideration relevant matters, including other transaction opportunities and the time value of money). For purposes hereof, a “willful and intentional breach” shall mean a material breach of any material representation, warranty, covenant or other agreement set forth in this Agreement that is a consequence of an act undertaken or failure to act by the breaching party with the actual knowledge that the taking of such act or failure to act would cause a breach of this Agreement.

Article VIII
INDEMNIFICATION

8.1            Survival.

(a)               None of the representations and warranties contained in this Agreement shall survive the Closing. None of the covenants of any party hereto required to be performed by such party before the Closing shall survive the Closing. Notwithstanding anything to the contrary herein, the covenants and agreements set forth in this Agreement which by their terms are required to be performed after the Closing shall survive the Closing until they have been performed or satisfied.

(b)               Except as provided in this Article VIII, and other than in the case of Fraud, effective upon the Closing, to the fullest extent permitted by applicable Law, each of Parent, the Surviving Company and their Subsidiaries (collectively, the “Releasers”), hereby knowingly, willingly, irrevocably and expressly waives, acquits, remises, discharges and forever releases each Company Related Party from any and all liabilities and obligations to such Releasers of any kind or nature whatsoever arising as of or prior to the Closing and relating to his, her or its ownership interest in the Company (except with respect to such liabilities and obligations arising under the Letter of Transmittal), in each case whether absolute or contingent, liquidated or unliquidated, known or unknown, matured or unmatured or determined or determinable, and whether arising under any Law or Contract or otherwise at law or in equity, and each of the Releasers hereby agrees that it will not seek to recover any amounts in connection therewith or thereunder from any Company Related Party.

8.2              Indemnification by the Members.

(a)               Following the Closing, the Members shall, severally and not jointly in accordance with their respective Membership Interests, indemnify, defend, hold harmless and reimburse Parent, its Affiliates and their respective officers, directors, employees, agents, partners, shareholders, members, attorneys, accountants, representatives, successors and permitted assigns, each in their capacity as such (collectively, the “Indemnified Parties”), but only in the manner specified in Section 8.2(b) and in no other manner, for, from, and against all (i) amounts consisting of fines, penalties or customer restitution paid in connection with the resolution of the Covered Matter, (ii) amounts that constitute Specified Taxes and (iii) any amounts due but not paid to a Person in respect of their Membership Interests as a result of an inaccuracy or omission in the Payment Schedule (collectively, such amounts referred to in clauses (i) through (iii), “Losses”).

(b)               Notwithstanding anything to the contrary herein, no Indemnified Party may assert a claim for indemnification under Section 8.2(a)(i) or Section 8.2(a)(iii) from and after the Covered Matter Expiration Date, and no Indemnified Party may assert a claim for indemnification under Section 8.2(a)(ii) from and after the Tax Indemnity Expiration Date. Following the Closing, Parent’s right to assert claims against the Indemnity Holdback Amount and under the R&W Insurance Policy shall be Parent’s sole and exclusive source of recovery and remedy for money damages for any Losses arising in connection with this Agreement and the transactions contemplated hereby, other than in the case of Fraud (which claims based upon Fraud may only be made against the Person committing such Fraud and not against any other Person) or matters for which the remedy of specific performance, injunctive relief or other non-monetary equitable remedies are available in accordance with Section 9.8. Subject to Section 2.3(k), any Losses for which an Indemnified Party is entitled to indemnification pursuant to this Section 8.2 shall be satisfied first from the balance of funds remaining in the Escrow Account in respect of the Indemnity Holdback Amount and, thereafter, to the extent the balance of funds remaining is insufficient, solely from the R&W Insurance Policy, if and only to the extent claims therefor may be made thereunder. Nothing contained in this Section 8.2 shall limit any rights of any Indemnified Party as against any insurer under the R&W Insurance Policy.

8.3            Claim Procedures.

(a)               In order for an Indemnified Party to duly make a valid claim under Section 8.2, the Indemnified Party must (as promptly as reasonably practicable following the first date (following the Closing Date) on which such Indemnified Party has knowledge of facts, matters or circumstances from which it is reasonably apparent that an occurrence giving rise to a right of indemnification under this Agreement is likely to have occurred or could reasonably be expected to occur, but in no event later than the Covered Matter Expiration Date) provide written notice to the Member Representative, which notice shall set forth a description in reasonable detail of the occurrence(s) that gave rise or are reasonably expected to give rise to the amounts specified in Section 8.2 which the Indemnified Party alleges to have occurred, a description of the facts and circumstances giving rise to such occurrences, the estimated amount of Losses that have been or are reasonably expected to be imposed, sustained, incurred, suffered or asserted in connection therewith or arising therefrom (to the extent then ascertainable or estimable), and a description of any other remedy sought in connection therewith, any relevant time constraints relating thereto and, to the extent practicable, any other material details pertaining thereto (a “Claim Notice”). The Indemnified Party shall cooperate with and provide to the Member Representative such information under the Indemnified Party’s control as the Member Representative may reasonably request for the purposes of determining the validity of the allegations made in the Claim Notice and shall keep the Member Representative reasonably informed of factual and procedural developments (including additional information which may come under the Indemnified Party’s control) in connection therewith.

(b)               Following the Closing, the Indemnified Party shall be entitled to control the defense of any third-party claim, proceeding or investigation with respect to any indemnified matter other than Specified Taxes (a “Third-Party Claim”); provided, that, subject to applicable Law, the Indemnified Party shall (a) as promptly as reasonably practicable, furnish to the Member Representative copies of any notices or written communications, and inform the Member Representative in reasonable detail of any oral communications (other than those that would reasonably be considered immaterial), in each case received by the Indemnified Party from any Governmental Entity in respect of the Covered Matter, (ii) provide reasonable notice to the Member Representative in advance of any proposed meeting with any Governmental Entity in respect of any Covered Matter (for the avoidance of doubt, to include any meeting initiated by the Indemnified Party or its Representatives) and give the Member Representative and its counsel the opportunity to attend and participate thereat and (iii) provide the Member Representative (at the sole cost and expense of the Member Representative) an opportunity to review in advance any proposed written or material oral communications (including, for the avoidance of doubt, any filings or notices) proposed to be made by the Indemnified Party to any Governmental Entity in connection with any Covered Matter. The Indemnified Party shall not consent to the entry of any judgment or enter into any settlement or compromise with respect to any Third-Party Claim without the prior written consent of the Member Representative, which consent shall not be unreasonably withheld, conditioned or delayed, and in no event may any Person consent to the entry of judgment or enter into any settlement or compromise with respect to the Covered Matter that would result in aggregate fines, penalties and restitution in excess of one-half of the Indemnity Holdback Amount without the prior written approval of Aaron Allred, which approval shall not be unreasonably withheld, conditioned or delayed.

(c)               In the case of any third-party claim, proceeding or investigation with respect to Specified Taxes (a “Tax Claim”), the Member Representative shall be entitled to control the defense of such Tax Claim. Notwithstanding the foregoing, the Member Representative shall (i) as promptly as reasonably practicable, furnish to the Indemnified Party copies of any notices or written communications, and inform the Indemnified Party in reasonable detail of any material oral communications, in each case received by the Member Representative from any Governmental Entity in respect of the Tax Claim, (ii) subject to applicable Law, keep the Indemnified Party reasonably informed with respect to the status of such Tax Claim, including by providing to the Indemnified Party, at least ten (10) Business Days in advance, any proposed written communications (including, for the avoidance of doubt, any filings or notices) proposed to be made by the Member Representative to any Governmental Entity in connection with any Tax Claim, for the Indemnified Party’s review and comment (at the sole cost and expense of the Indemnified Party), and by giving the Indemnified Party advance notice of, and opportunity to attend, at its own expense, any in-person or telephonic meetings, and (iii) not enter into any settlement of, or otherwise compromise, any such Tax Claim, without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned, or delayed.

8.4            Losses and Recoveries.

(a)               The parties to this Agreement acknowledge that Losses shall not include consequential, punitive, special, exemplary, incidental and indirect damages, including lost profits, except to the extent such Losses are awarded by a Governmental Entity to an unaffiliated third party.

(b)               In calculating the amount of any Loss, the proceeds actually received by the Indemnified Party or any of its Affiliates under any insurance policy (including the R&W Insurance Policy) or pursuant to any claim, recovery, settlement or payment by or against any other Person, in each case relating to the matters described in the Claim Notice shall be deducted. Following any payment made out of the Indemnity Holdback Amount in respect of any Loss, if any insurance recovery with respect to such Loss is received by an Indemnified Party, such Indemnified Party shall pay to the Member Representative the amount by which such aggregate recovery from the Member Representative and such insurance recovery exceeds the aggregate Losses in respect of the relevant Claim Notice. In the event that an Indemnified Party has any rights against a third party with respect to any occurrence, claim or Loss that results in a payment by the Member Representative under this Article VIII, the Member Representative shall be subrogated to such rights to the extent of such payment; provided, that until the Indemnified Party recovers full payment of the Loss related to any such payment, any and all claims of the Member Representative against any such third party on account of said indemnity payment are hereby expressly made subordinate and subject in right of payment to the Indemnified Party’s rights against such third party. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and the Member Representative shall duly execute upon request all instruments reasonably necessary to evidence and perfect the subrogation and subordination rights detailed herein, and otherwise cooperate in the prosecution of such claims.

(c)               No Contribution. No Member (or any officer or director of the Company) or the Member Representative shall have any right of contribution, indemnification or right of advancement from the Company, Parent, Merger Sub or any of their respective Affiliates with respect to any Loss due and payable by an Indemnified Party under this Article VIII, except as provided in Section 5.5.

8.5           Payments. In the event a Final Determination is entered into requiring a Member to indemnify an Indemnified Party for a Loss for which a claim has been properly made in accordance with Article VIII, the parties to the Escrow Agreement shall, within five (5) Business Days following such Final Determination, instruct the Escrow Agent to promptly release from the Escrow Account any amounts remaining in respect of the Indemnity Holdback Amount in respect of such Loss. A “Final Determination” shall mean, with respect to a dispute, an occurrence where (i) the parties to the dispute have reached an agreement in writing, (ii) a court of competent jurisdiction shall have entered a final and non-appealable Order or judgment with respect to a claim, or (iii) an arbitration or like panel shall have rendered a final non-appealable determination with respect to disputes the parties have agreed to submit thereto.

8.6            Characterization of Indemnification Payments. Except as otherwise required by Law, all payments made by the Member Representative to an Indemnified Party in respect of any claim pursuant to Section 8.2 hereof shall be treated as adjustments to the Aggregate Final Cash Consideration for Tax purposes.

8.7            Mitigation. The Indemnified Party shall use commercially reasonable efforts to mitigate any Loss for which indemnification is sought under this Agreement. If the Indemnified Party shall fail to mitigate any claim or liability in accordance with its obligations under the preceding sentence, then anything to the contrary contained herein notwithstanding, no Member shall be required to indemnify any Person for the portion of Losses that would reasonably be expected to have been avoided if such Indemnified Party had made such efforts.

Article IX

GENERAL PROVISIONS

9.1            Amendment. This Agreement may be amended, modified or supplemented by the parties hereto at any time solely by an instrument in writing signed on behalf of each of the parties hereto. To the extent permitted under the URULLCA, the approval of the Merger by the Members shall not restrict the ability of the board of directors of the Company to cause the Company to terminate this Agreement in accordance with Section  7.1, to cause the Company to enter into an amendment to this Agreement pursuant to this Section  9.1, or to waive compliance with any of the terms or conditions of this Agreement pursuant to Section  9.2.

9.2            Extension; Waiver. At any time prior to the Closing, as applicable, the parties hereto may (a) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (b) to the extent permitted by Law, waive any inaccuracies in the representations and warranties contained in this Agreement by any other party or in any document, certificate or writing delivered pursuant hereto by any other applicable party or (c) waive compliance with any of the covenants, agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if expressly set forth in an instrument in writing signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

9.3            Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given (a) when received if delivered personally, (b) on the next Business Day if sent by overnight courier for next Business Day delivery (providing proof of delivery), (c) on receipt of confirmation if sent by facsimile, (d) in five (5) Business Days if sent by United States registered or certified mail, postage prepaid (return receipt requested) or (e) when transmitted by email (provided that no failure message is generated) to the other parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(i)                 if to Parent or Merger Sub or, following the Closing, the Surviving Company:

Rent-A-Center, Inc.
5501 Headquarters Dr.
Plano, TX 75024
Attention:  General Counsel

Facsimile No.:  866-456-1809
Email:  Bryan.Pechersky@rentacenter.com

with a copy (which shall not constitute notice) to:

Sullivan & Cromwell LLP

1888 Century Park East, 21st Floor

Los Angeles, California 90067

Attention: Alison S. Ressler

Facsimile No.: 310-407-2681

Email: resslera@sullcrom.com

if to the Company, to:

Acima Holdings, LLC
Attention: Chief Legal Officer
P.O. Box 1667

Draper, UT 84020

Facsimile No.: 801.931-2018
Email: tyler.montrone@acimacredit.com

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz
51 West 52nd Street
New York, New York 10019
Attention: Nicholas G. Demmo
Facsimile No.: 212-403-1381
Email: ngdemmo@wlrk.com

9.4            Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties. The exchange of a fully executed Agreement (in counterparts or otherwise) by facsimile or by electronic delivery in .pdf format shall be sufficient to bind the parties to the terms and conditions of this Agreement.

9.5             Entire Agreement; No Third-Party Beneficiaries. Except for the Confidentiality Agreement, which the parties hereto agree shall terminate and be of no further force and effect as of the Closing, this Agreement and the documents and instruments referred to herein constitute the entire agreement between the parties, and supersedes all prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof. This Agreement is not intended to confer upon any Person other than the parties hereto any rights or remedies except (a) following the Closing, as provided in Section 5.5 (Directors’ and Officers’ Indemnification) and Section 5.14(a) (Financing Cooperation), (b) that the Members and their Affiliates shall be third-party beneficiaries of Section 4.14 (Nonreliance), and (c) that the Debt Financing Sources shall be third-party beneficiaries of Section 9.18 (Debt Financing Sources).

9.6            Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware.

9.7            Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned (in whole or in part) by any of the parties hereto (whether by operation of Law or otherwise) without the prior written consent of the other parties and any such assignment without such consent shall be null and void and of no effect. No assignment by any party shall relieve such party of any of its obligations hereunder. Subject to the preceding sentences, this Agreement shall be binding upon, and shall inure to the benefit of, and shall be enforceable by the parties hereto and their respective successors and assigns.

9.8            Specific Performance. The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that any breach of this Agreement would not be adequately compensated by monetary damages. Accordingly, the parties shall be entitled to specific performance of the terms of this Agreement, including an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger), in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.

9.9            Jurisdiction. Each of the parties hereto irrevocably agrees that it shall bring any proceeding in respect of any claim arising out of or related to this Agreement and the rights and obligations arising in connection herewith, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder, brought by any other party hereto or its successors or assigns, exclusively in the Delaware Court of Chancery (or, only if the Delaware Court of Chancery lacks or declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware) (the “Chosen Courts”) and solely in connection with such proceeding, (a) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (b) irrevocably waives any claim that it is not personally subject to the jurisdiction of the Chosen Courts for any reason other than the failure to serve in accordance with this Section 9.9 and any claim that it or its property is exempt or immune from the jurisdiction of the Chosen Courts or from any legal process commenced in the Chosen Courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), (c) irrevocably submits to the exclusive venue of any such proceeding in the Chosen Courts and waives any objection to laying venue in any such proceeding in the Chosen Courts and (d) waives any objection that the Chosen Courts is an inconvenient forum, does not have jurisdiction over such party hereto or that this Agreement, or the subject matter hereof, may not be enforced in or by the Chosen Courts. Each party agrees that a final and nonappealable judgment in any proceeding originally brought in the Chosen Courts shall be conclusive and binding upon each of the parties and may be enforced in any other courts the jurisdiction of the parties may be subject, by suit upon such judgment. Each party to this Agreement irrevocably consents to service of process in the manner provided for notices in Section 9.3 and agrees that service made in such manner shall have the same legal force and effect as if served upon such party personally within the jurisdiction of the Chosen Courts. Nothing in this Agreement will affect the right of any party to this Agreement to serve process in any other manner permitted by Law.

9.10          WAIVER OF TRIAL BY JURY. EACH PARTY HERETO AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE IT HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT AND ANY OF THE AGREEMENTS DELIVERED IN CONNECTION HEREWITH OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EACH PARTY HERETO CERTIFIES AND ACKNOWLEDGES THAT (a) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HERETO HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER; (b) EACH PARTY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER; (c) EACH PARTY HERETO MAKES THIS WAIVER VOLUNTARILY; AND (d) EACH PARTY HERETO HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 9.10.

9.11          Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable Law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable Law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein, so long as the economic and legal substance of the transactions contemplated hereby are not affected in a manner materially adverse to any party hereto.

9.12          Disclosure Schedules. All capitalized terms not defined in the Company Disclosure Schedule or the Parent Disclosure Schedule shall have the meanings ascribed to them in this Agreement. Each of the Company Disclosure Schedule and the Parent Disclosure Schedule may include brief descriptions or summaries of certain agreements and instruments. The descriptions or summaries do not purport to be comprehensive and are qualified in their entirety by reference to the text of the documents described. No disclosure set forth in the Company Disclosure Schedule or the Parent Disclosure Schedule relating to any possible breach or violation of any Contract or Law shall be construed as an admission or indication that any such breach or violation exists or has actually occurred. The inclusion of any information in the Company Disclosure Schedule or the Parent Disclosure Schedule shall not be deemed to be an admission or acknowledgment that such information (a) is required by the terms of this Agreement to be disclosed, (b) is material to the Company or any Subsidiary of the Company, or to Parent or any Subsidiary of Parent, as applicable, or any other party, (c) has resulted in or would result in a Company Material Adverse Effect or a Parent Material Adverse Effect, as applicable, or (d) is outside the ordinary course of business. Matters reflected in the Company Disclosure Schedule or the Parent Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Company Disclosure Schedule or the Parent Disclosure Schedule, as applicable. Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.

9.13          Legal Representation. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its directors, partners, officers, employees and Affiliates, that Wachtell, Lipton, Rosen & Katz may serve as counsel to each and any Member and its Affiliates (individually and collectively, the “Member Group”), on the one hand, and the Company and its Subsidiaries, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the Merger and the other transactions contemplated hereby, Wachtell, Lipton, Rosen & Katz (or any successor) may serve as counsel to each and any member of the Member Group or any director, partner, officer, employee or Affiliate of any member of the Member Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement notwithstanding such representation and each of the parties hereto (including, but not limited to, the Surviving Company) hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Parent and Merger Sub agree that, as to all communications prior to Closing among Wachtell, Lipton, Rosen & Katz, the Company and its Subsidiaries, the Members and their respective Affiliates that relate in any way to the transactions contemplated by this Agreement, the attorney-client privilege and the expectation of client confidence belongs to the Members and their respective Affiliates, as applicable, and may be controlled by the Members and their respective Affiliates and shall not pass to or be claimed by Parent, Merger Sub or the Surviving Company or any of its Subsidiaries. Notwithstanding the foregoing, in the event that a dispute arises between Parent, Merger Sub or the Surviving Company or any of its Subsidiaries and a third party other than a party to this Agreement after the Closing, the Surviving Company may assert the attorney-client privilege to prevent disclosure of confidential communications by Wachtell, Lipton, Rosen & Katz to such third party; provided, however, that the Surviving Company may not have access to such confidential communications or waive such privilege without the prior written consent of the Member Representative (such consent not to be unreasonably conditioned, delayed or withheld). This Section 9.13 is for the benefit of the Member Group and such Persons are intended third-party beneficiaries of this Section 9.13.

9.14          Expenses. Whether or not the transactions contemplated hereby are consummated and except as otherwise provided in this Agreement or the other transaction documents to be entered into in connection with this Agreement and the transactions contemplated hereby, all costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs or expenses, including for the avoidance of doubt, the Company, with respect to the negotiation and execution of this Agreement and consummation of the transactions contemplated hereby.

9.15          Member Representative.

(a)               Designation and Replacement of Member Representative. The Members have agreed that it is desirable to designate the Member Representative as the “Member Representative” to act on behalf of the Members as specified herein. The execution of this Agreement by the Company shall constitute ratification and approval of such designation and by the execution of a Letter of Transmittal, each Member irrevocably shall agree to such appointment and that the Member Representative shall act as a representative for the benefit of each Member as the exclusive agent and attorney in fact with the power and authority to act on behalf of each Member in connection with and to facilitate the consummation of the transactions contemplated hereby, which shall include the power and authority set forth in Section 9.15(b). If the Member Representative shall resign, dissolve, cease to exist or otherwise be unable to fulfill its responsibilities as representative of the Members, the Member Representative shall cause the Members to, within ten (10) days after the occurrence of such event, appoint a successor representative (subject to the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed) who shall execute a joinder to this Agreement as the Member Representative hereto and, promptly thereafter, shall notify the Members of the identity of such successor. Any such successor shall succeed to the rights and obligations of the Member Representative as representative of the Members hereunder and shall be deemed the “Member Representative” for all purposes hereunder. The grant of authority by the Members to the Member Representative in this Section 9.15 is and shall be coupled with an interest, and, except as set forth in this Section 9.15, such designation is irrevocable and shall not be affected by the death, incapacity, illness, bankruptcy, dissolution or other inability to act of any of the Members and shall survive the consummation of the transactions contemplated hereby and the Closing.

(b)               Authority and Rights of Member Representative; Limitations on Liability.

(i)               The Member Representative shall have such powers and authority as are necessary to carry out the functions assigned to it under this Agreement; provided, however, that the Member Representative shall have no obligation to the Members to act, except as expressly provided herein. Without limiting the generality of the foregoing, by the execution of a Letter of Transmittal each Member irrevocably shall agree that the Member Representative shall have full power, authority and discretion on behalf of the Members to:

(A)              execute and deliver such waivers and consents in connection with this Agreement and the consummation of the transactions contemplated hereby as the Member Representative, in its sole discretion, may deem necessary or desirable, including any amendments or modifications to this Agreement;

(B)              enforce and protect the rights and interests of the Members and to enforce and protect the rights and interests of the Member Representative arising out of or under or in any manner relating to this Agreement or the transactions provided for herein, and to take any and all actions which the Member Representative believes are necessary or appropriate under this Agreement for and on behalf of each Member. Without limiting the generality of the foregoing, the Member Representative may on behalf of the Members: (1) assert any claim or institute any action, proceeding or investigation; (2) investigate, defend, contest or litigate any claim, action, proceeding or investigation initiated by Parent or any other Person, or by any Governmental Entity against the Member Representative and/or any of the Members; (3) receive process on behalf of any or all of the Members in any such claim, action, proceeding or investigation and compromise or settle on such terms as it shall determine to be appropriate, and give receipts, releases and discharges with respect to, any such claim, action, proceeding or investigation; (4) file any proofs of debt, claims and petitions as it may deem advisable or necessary; and (5) file and prosecute appeals from any decision, judgment or award rendered in any such action, proceeding or investigation (it being understood that the Member Representative shall not have any obligation to the Members to take any such actions, and shall not have any liability to the Members for any failure to take any such actions);

(C)               refrain from enforcing any right of the Members and/or the Member Representative arising out of or under or in any manner relating to this Agreement or the transaction contemplated hereby; provided, however, that no such failure to act on the part of the Member Representative, except as otherwise provided in this Agreement, shall be deemed a waiver of any such right or interest by the Member Representative or by the Members unless such waiver is in writing signed by the Member Representative;

(D)              make, execute, acknowledge and deliver all such other agreements, guarantees, orders, receipts, endorsements, notices, requests, instructions, certificates, stock powers, letters and other writings, and, in general, to do any and all things and to take any and all action, in each case on behalf of the Members, that the Member Representative, in its sole and absolute discretion, may consider necessary or proper or convenient in connection with or to carry out the transactions contemplated by this Agreement;

(E)               determine whether to deliver a Notice of Adjustment Disagreement and to resolve any disputes regarding the Closing Statement and take any actions in connection therewith contemplated by Section 2.3 of this Agreement;

(F)               make any payments or pay any expenses under or in connection with this Agreement (including, for the avoidance of doubt, under Article II hereof and the payment of the Deficiency Amount from the Purchase Price Adjustment Holdback Amount) or on behalf of the Members, including by using any remaining portion of the Member Representative Expense Amount held in the Escrow Account to satisfy costs, expenses and/or liabilities of the Member Representative in connection with matters related to this Agreement, with any balance of the Member Representative Expense Amount not used for such purposes to be disbursed and paid, at such time as the Member Representative determines, in its sole discretion, that no additional such costs, expenses and/or liabilities shall become due and payable, to the Members in accordance with Section 2.3(j).

(ii)              All actions taken by the Member Representative under this Agreement shall be binding upon the Members and their respective successors and assigns as if expressly confirmed and ratified in writing by each of them. Each Member, by execution of a Letter of Transmittal, shall agree that any action taken by the Member Representative on its behalf pursuant to the terms of this Agreement or the transactions contemplated hereby shall be fully binding on them.

(iii)             By the execution of a Letter of Transmittal each Member irrevocably shall agree that the Member Representative shall have no liability to any Member with respect to actions taken or omitted to be taken in its capacity as the Member Representative and that the Member Representative shall at all times be entitled to rely on any directions received from the Members; provided, however, that the Member Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Member Representative, unless the Member Representative has been provided with funds, security or indemnities which, in the sole determination of Member Representative, are sufficient to protect the Member Representative against the costs, expenses and liabilities which may be incurred by the Member Representative in responding to such direction or taking such action. By the execution of a Letter of Transmittal each Member irrevocably shall agree that the Member Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Member Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. Without limiting Section 9.15(b)(i)(D), by the execution of a Letter of Transmittal each Member irrevocably shall agree that the Member Representative shall be entitled to reimbursement from the Member Representative Expense Amount for all expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Member Representative in such capacity, and shall be entitled to indemnification from the Members against any loss, liability or expenses arising out of actions taken or omitted to be taken in its capacity as the Member Representative (except for those arising out of Member Representative’s gross negligence or willful misconduct), including the costs and expenses of investigation and defense of claims. To the extent the Member Representative Expense Amount is insufficient to cover the Member Representative’s costs, expenses and liabilities hereunder, the Members will indemnify the Member Representative in accordance with the immediately preceding sentence on a pro rata basis based on their respective equity interest in the Company as of immediately prior to the Closing.

(c)               Representations and Warranties of the Member Representative. The Member Representative represents and warrants to Parent and the Merger Sub as follows:

(i)                It is duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. It has all requisite power and authority to execute and deliver this Agreement and to perform its obligations under this Agreement.

(ii)             The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement do not and will not conflict with or violate any provision of, or require the consent or approval of any Person (except for any such consents or approvals which have been obtained) under, (i) applicable Laws, (ii) its organizational documents, or (iii) any Contract to which it is a party, except to the extent any such conflict, violation, consent or approval would not reasonably be expected to materially impair the Member Representative’s ability to perform its obligations pursuant to this Agreement.

(iii)            The execution and delivery by it of this Agreement and the performance by it of its obligations under this Agreement have been duly authorized by all necessary corporate or other analogous action on its part. This Agreement has been duly and validly executed and delivered by the Member Representative and constitutes a legal, valid and binding obligation of the Member Representative enforceable against the Member Representative in accordance with its terms, except as such enforceability may be limited by the Bankruptcy and Equity Exception.

9.16          Certain Definitions. For purposes of this Agreement:

“Accounting Principles” means in accordance with GAAP, applied consistent with the accounting policies, principles, practices and methodologies used in the preparation of the Company Financial Statements.

“Action” means any judicial, administrative or arbitral actions, suits or proceedings (public or private) by or before a Governmental Entity.

“Adjustment Time” means 11:59 p.m., New York City time on the day immediately preceding the Closing Date.

“Affiliate” means, with respect to any Person, any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such first Person; provided that such Person shall be deemed an Affiliate for only so long as such control exists and, for purposes of this definition, “control” means the possession, directly or indirectly, of the power to direct, or cause the direction of, the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise. Notwithstanding the foregoing, for all purposes of this Agreement, other than Sections 3.19, 5.1(b)(xvi) and 9.13, in no event shall an Affiliate of the Company include any “portfolio company” (as such term is customarily used among institutional investors) (other than the Company and its Subsidiaries) of Aries Simple Finance, LLC or any of its Affiliates.

“Aggregate Estimated Cash Consideration” means (a) the Base Cash Purchase Price, minus (b) the Estimated Closing Indebtedness, minus (c) the Estimated Transaction Expenses, plus (d) the Estimated Working Capital Adjustment, plus (e) the Estimated Closing Cash, minus (f) the Member Representative Holdback Amount.

“Aggregate Stock Consideration” means 10,779,923 number of shares of Parent Common Stock.

“Antitrust Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Clayton Act of 1914, as amended, the Federal Trade Commission Act of 1914, as amended, and all Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger and acquisition.

“Authorization Letters” shall mean reasonable and customary authorization letters furnished in connection with the Financing, which letters authorize the distribution of information to prospective lenders or investors and contain customary representations.

“Base Cash Purchase Price” means $1,273,262,834.

“Business Day” means a day, other than Saturday or Sunday, on which banks generally are open for the transaction of business in New York, New York.

“Cash” means the sum of cash and cash equivalents of the Company and its Subsidiaries (in each case, as required to be reflected as cash and cash equivalents, excluding any Restricted Cash) on a consolidated balance sheet of the Company and its Subsidiaries, prepared in accordance with the Accounting Principles, plus an amount equal to the Comvest Cost. For the avoidance of doubt, Cash or Closing Cash may be a positive or negative number (and, if Cash or Closing Cash is a negative number, then the addition of Cash or Closing Cash wherever used in this Agreement shall mean the subtraction of the absolute value of Cash or Closing Cash, as applicable).

“Cause” means, with respect to any Employee Holder, the occurrence of any of the following: (a) the Employee Holder’s conviction of, or entry of a plea of guilty or no contest to, (i) any felony under federal or state law or (ii) any crime involving fraud; (b) the Employee Holder having engaged in willful misconduct that has resulted in material harm to the business of Parent, Parent’s affairs or its reputation; (c) the Employee Holder having willfully committed a material act of fraud, theft, misappropriation or embezzlement involving Parent or any of its Subsidiaries and that has resulted in material harm to the business of Parent, Parent’s affairs or its reputation; or (d) the Employee Holder’s material and willful breach of Parent’s current Code of Business Conduct and Ethics that has resulted in material harm to the business of Parent, Parent’s affairs or its reputation. For purposes of clauses (b), (c) or (d), no act or omission by an Employee Holder shall be considered “willful” unless it is done or omitted without reasonable belief that the Employee Holder’s action or omission was in the best interests of Parent. Any act or failure to act based upon authority given pursuant to a resolution duly adopted by the board of directors of Parent, or advice of counsel for Parent or the Company, shall be conclusively presumed to be done or omitted to be done by the Employee Holder in the best interests of Parent. Cause shall not be deemed to exist with respect to any Employee Holder unless and until there shall have been delivered to the Employee Holder a copy of a resolution duly adopted by the Compensation Committee of the board of directors of Parent, after reasonable notice is provided to the Employee Holder and the Employee Holder is given an opportunity, together with counsel, to be heard before such Compensation Committee, finding that, in the good faith opinion of the Compensation Committee, the Employee Holder is guilty of any of the conduct described in subsection (a) through (d) (inclusive) above and specifying the particulars thereof in detail.

“Class A Unitholders” shall mean the holders of Class A Units of the Company.

“Class A Units” shall mean the Class A Units of the Company.

“Class B Unitholders” shall mean the holders of Class B Units of the Company.

“Class B Units” shall mean the Class B Units of the Company.

“Closing Cash” means the aggregate amount of Cash of the Company and its Subsidiaries as of the Adjustment Time.

“Closing Indebtedness” means the aggregate amount of Indebtedness of the Company and its Subsidiaries as of the Adjustment Time.

“Closing Working Capital” means the Working Capital of the Company and its Subsidiaries as of the Adjustment Time.

“Closing Working Capital Adjustment” means:

(a) if the Closing Working Capital is between $(4,000,000) (negative Four Million Dollars) and $(1,500,000) (negative One Million Five Hundred Thousand Dollars), $0.00;

(b) if the Closing Working Capital is less than $(4,000,000) (negative Four Million Dollars), the amount of such shortfall, which shall be a negative number; or

(c) if the Closing Working Capital is greater than $(1,500,000) (negative One Million Five Hundred Thousand Dollars), the amount of such excess, which shall be a positive number.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Company Intellectual Property” means all Intellectual Property owned or purported to be owned by the Company or any of its Subsidiaries.

“Company IT Systems” means all IT Systems owned or purported to be owned by the Company or any of its Subsidiaries, including all Company Software.

“Company Material Adverse Effect” means an effect, event, change, development, occurrence or circumstance that, individually or in the aggregate, is materially adverse to the business, results of operations or financial condition of the Company and its Subsidiaries, taken together; provided, however, that no effect, event, change, development, occurrence or circumstance to the extent arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Company Material Adverse Effect: (a) operating, business, regulatory or other conditions in the industry in which the Company and its Subsidiaries operate; (b) general economic conditions, including changes in the credit, debt, financial, currency or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world; (c) earthquakes, floods, hurricanes, tornadoes, volcanic eruptions, natural disasters or other acts of nature; (d) epidemics, pandemics or disease outbreaks (including COVID-19); (e) global, national or regional political conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (f) the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby (including the identity of Parent), including the impact thereof on relationships, contractual or otherwise, with clients, customers, suppliers, distributors, partners, financing sources, employees and/or independent contractors, in each case other than with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the announcement or consummation of the transactions contemplated hereby; (g) any change after the date hereof in Laws or GAAP or other applicable accounting rules, or the interpretation thereof; (h) any failure by the Company or any of the Company’s Subsidiaries to meet any projections, forecasts or estimates (provided, however, that any effect, event, change, development, occurrence or circumstance that caused or contributed to such failure to meet any projections, forecasts or estimates shall not be excluded under this clause (h)); or (i) actions taken by the Company to comply with applicable Law (including COVID-19 Measures); provided that, in the case of clauses (a), (b), (c), (d), (e) and (g), any such development, effect, event, change, occurrence or circumstance may be taken into account in determining whether there has been a Company Material Adverse Effect to the extent such development, effect, event, change, occurrence or circumstance adversely affects the Company and its Subsidiaries, taken as a whole, in a disproportionate manner relative to the other participants in the industries in which the Company and its Subsidiaries operate.

“Company Registered IP” means all Registered IP filed in the name of, owned by, or exclusively licensed by the Company or any of its Subsidiaries.

“Company Related Parties” means the Company and its Subsidiaries and their respective Affiliates (including the Members) and any of their respective former, current or future general or limited partners, shareholders, equity holders, members, managers, directors, officers, employees, agents and Affiliates.

“Company Software” means all Software owned or purported to be owned by the Company or any of its Subsidiaries, including the proprietary, cloud-based applications known as the Merchant Portal, Lease Management Portal and Customer Portal.

“Company Source Code” means all source code for the Company Software or any source code contained in or relating to any Software in the Technology owned or purported to be owned by the Company, except for any Open Source Software.

“Compliant” means, with respect to the Required Financial Information, without giving effect to any supplements or updates, (a) that such Required Financial Information does not contain any untrue statement of a material fact or omit to state any material fact, in each case with respect to the Company and its Subsidiaries, necessary in order to make such Required Financial Information not misleading, (b) no audit opinion with respect to any financial statements contained in the Required Financial Information shall have been withdrawn, amended or qualified, (c) such Required Financial Information is and remains throughout the Marketing Period in compliance in all material respects with all requirements of Regulation S-K and Regulation S-X under the Securities Act for offerings of debt securities on a registration statement on Form S-1 (other than such provisions for which compliance is not customary in a Rule 144A offering of high-yield debt securities) and (d)(i) the financial statements and other financial information included in such Required Financial Information that have been prepared by the Company are, and remain throughout the Marketing Period, sufficient to permit the Debt Financing Sources (including underwriters, placement agents or initial purchasers) to receive customary comfort letters with respect to such financial information (including customary negative assurance comfort with respect to periods following the end of the latest fiscal year and fiscal quarter for which historical financial statements are included) on any date during the Marketing Period and (unless the Company shall agree to a shorter period) the three consecutive Business Days thereafter and (ii) the auditors that have reviewed or audited such financial information have delivered drafts of customary comfort letters, including customary negative assurance comfort, and such auditors have confirmed they are prepared to issue such comfort letters upon any pricing date and the closing relating to the Financing occurring during the Marketing Period.

“Comvest Cost” means the financing costs associated with the extension of the Comvest Credit Facility, which are set forth in Section 3.11(a)(iii) of the Company Disclosure Schedule.

“Comvest Credit Facility” means the Credit Agreement, dated as of April 27, 2018 and as amended from time to time thereafter, by and among the Company, Acima Credit, LLC, a Utah limited liability company, Acima Solutions, LLC, a Utah limited liability company, Comvest Capital IV, L.P. a Delaware limited partnership, and Crystal Financial LLC, a Delaware limited liability company.

“Comvest Indebtedness” means the aggregate amount of outstanding Indebtedness of the Company under the Comvest Credit Facility as of the Adjustment Time.

“Confidentiality Agreement” means that certain letter agreement, dated October 31, 2019, between the Company and Parent.

“Contract” means any written or oral contract, commitment, agreement, arrangement, mortgage, lease or other agreement legally binding on any party.

“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.

“COVID-19 Deferment” means the monthly-equivalent deferment of a scheduled payment due to a documented hardship resulting from the outbreak of COVID-19.

“COVID-19 Measures” means any quarantine, “shelter in place,” “stay at home,” workforce reduction, social distancing, shut down, closure, sequester or any other Law, decree, judgment, injunction or other order, directive, guidelines or recommendations by any Governmental Entity or industry group in connection with or in response to COVID-19, including, the Coronavirus Aid, Relief, and Economic Security Act (CARES).

“Credit and Collection Policies” means the credit and collection policies of the Company and its Subsidiaries listed on Exhibit G.

“Debt Financing Sources” means the Persons that have committed to provide the Financing and lenders in respect of the Financing, and any arranger, bookrunner or agent of or under the Financing, their respective Affiliates and their and their Affiliates’ respective officers, directors, incorporators, managers, employees, members, advisors, agents, partners, controlling parties, Representatives, successors and assigns.

“Disability” means, with respect to any Employee Holder, a disability within the meaning of the long-term disability policy of Parent or a Subsidiary thereof that is applicable to such Employee Holder.

“Environmental Law” means any applicable Law as in effect on or prior to the Closing Date relating to pollution, the protection of the environment, natural resources, or to the extent relating to exposure to Hazardous Substances, human health or safety.

“ERISA Affiliate” means with respect to any Person, any trade or business, whether or not incorporated, which, together with such Person, is treated as a single employer under Section 414 of the Code.

“Escrow Account” means the escrow account established pursuant to the Escrow Agreement in respect of the Member Representative Holdback Amount.

“Escrow Agent” means an escrow agent selected by the Company and reasonably acceptable to Parent (which, for the avoidance of doubt, may also be the Exchange Agent).

“Escrow Agreement” means the escrow agreement to be entered into at Closing by Parent, the Member Representative and the Company.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder by the SEC.

“Excluded Information” shall have the meaning set forth in the definition of “Required Financial Information”.

“Flow-Through Return” means any IRS Form 1065 (or any similar form or Tax Return required to be filed under any state, local or non-U.S. Tax Law) and any other Tax Return required to be filed by or with respect to the Company or any of its Subsidiaries that reflects items of income, gain, deduction, loss or credit required to be reported on the Tax Returns of any of the Members or any of their direct or indirect owners or beneficiaries.

“Fraud” means, with respect to any person, an actual fraud (excluding constructive and equitable fraud) under the Laws of the State of Delaware.

“GAAP” means United States generally accepted accounting principles, consistently applied.

“Good Reason” means, with respect to any Employee Holder, the occurrence of any of the following events (without the Employee Holder’s consent) that has not been cured within 30 days after written notice thereof has been given by the Employee Holder to Parent setting forth in reasonable detail the basis of the event (provided that such notice must be given to Parent within ninety (90) days of the Employee Holder becoming aware of such condition): (a) (i) for any Employee Holder who does not enter into an employment agreement with Parent, a material diminution in the Employee Holder’s primary duties or responsibilities; provided, however, that Good Reason shall not be deemed to occur upon a change in primary duties or responsibilities that is solely a result of the Company becoming a Subsidiary of Parent and that does not involve any other event set forth in clause (b) or (c) hereof and (ii) for any Employee Holder who enters into an employment agreement with Parent (including each Specified Employee), a material diminution in the Employee Holder’s title, reporting relationships or primary duties or responsibilities as contemplated under such employment agreement with Parent; (b) a material reduction in the Employee Holder’s base salary or a material reduction in the Employee Holder’s aggregate base salary and target annual incentive compensation opportunity; (c) the requirement that an Employee Holder relocate the Employee Holder’s principal work location by more than 50 miles; provided, however, that Good Reason shall not be deemed to occur due to reasonable business travel in the ordinary course of business; or (d) with respect to any Employee Holder who enters into an employment agreement with Parent (including each Specified Employee), a material breach by Parent or its applicable Subsidiary of the employment agreement with such Specified Employee.

“Governmental Entity” means any federal, state or local court, administrative or regulatory agency or commission or other governmental authority, instrumentality, agency or body exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any applicable Law or any arbitration panel or like body.

“Hazardous Substances” means any and all pollutants, contaminants or wastes and any and all other materials or substances that are regulated, or that could result in the imposition of liability, under any applicable Environmental Laws, including petroleum, asbestos, toxic mold and polychlorinated biphenyls.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Indebtedness” means, with respect to any Person, without duplication, as of the date of determination (a) all obligations of such Person for borrowed money, including accrued and unpaid interest, (b) all obligations of such Person evidenced by bonds, debentures, notes or similar instruments, (c) all Indebtedness of others secured by a Lien on property or assets owned or acquired by such Person, whether or not the Indebtedness secured thereby have been assumed, (d) all letters of credit, banker’s acceptance or performance bonds issued for the account of such Person (including in connection with any lease agreement entered into by such Person), to the extent drawn upon, (e) all guarantees and keepwell arrangements of such Person of any Indebtedness of any other Person, (f) net cash payment obligations of such Person under swaps, options, derivatives and other hedging Contracts or arrangements that will be payable upon termination thereof (assuming termination on the date of determination), (g) all liabilities for the deferred purchase price of property or services (excluding ordinary course trade payables that are not overdue); (h) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which liabilities are required to be classified and accounted for under GAAP as capital leases (excluding, for the avoidance of doubt, any operating leases for real property); (i) all deferred, installment or contingent purchase price obligations, including “earn-out” obligations issued or entered into in connection with any acquisition of property; (j) all obligations created or arising under any conditional sale or other title retention agreement with respect to property acquired; (k) the Pre-Closing Tax Amount; (l) all breakage costs and prepayment fees or penalties associated with any of the foregoing including in connection with any redemption or repayment of Indebtedness in connection with the transactions contemplated by this Agreement; provided, that for purposes of the determination of the Aggregate Estimated Cash Consideration and the Aggregate Final Cash Consideration, the amount of any Indebtedness for borrowed money shall be reduced by the amount, if any, payable to the Company or any of its Subsidiaries as a result of the termination or settlement at the Closing of any swap, option derivative or other hedging agreement or arrangement previously entered into by the Company or any of its Subsidiaries in respect of such Indebtedness. For the avoidance of doubt, “Indebtedness” shall not include any amount included in the calculation of Working Capital or Transaction Expenses.

“Indemnity Holdback Amount” means $50,000,000.

“Information Privacy and Security Laws” means all applicable foreign or domestic (federal, state or local) Laws concerning the privacy, security, collection, use, sharing, transfer, storing, confidentiality, breach, Processing and/or cross-border transfer of Personal Information, and all rules and regulations promulgated thereunder, including the Health Insurance Portability and Accountability Act of 1996, as amended by the Health Information, Technology for Economic and Clinical Health Act, the Gramm-Leach-Bliley Act, the Fair Credit Reporting Act, the Fair and Accurate Credit Transaction Act, the Federal Trade Commission Act, the Privacy Act of 1974, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, social security number protection Laws, data breach notification Laws, Laws relating to medical records, medical or health information privacy or security or electronic health information exchange, and the General Data Protection Regulation.

“Intellectual Property” means any and all common law or statutory rights anywhere in the world arising under or associated with: (a) patents, patent applications, registrations and invention disclosures, including divisionals, revisions, supplementary protection certificates, continuations, continuations-in-part, renewals, extensions, substitutes, re-issues and re-examinations (“Patents”); (b) trademarks, service marks, brand names, certification marks, collective marks, d/b/a’s, logos, symbols, trade dress, trade names, and other indicia of origin, all applications and registrations for the foregoing, and all goodwill associated therewith and symbolized thereby, including all renewals of the same (“Trademarks”); (c) rights in Internet domain names, uniform resource locators, IP addresses, social media handles, and other names and locators associated with Internet addresses and sites (“Domain Names”); (d) published and unpublished works of authorship, whether copyrightable or not (including rights in Software as a work of authorship and any other related rights of authorship in respect of website and mobile content, data, databases and other compilations of information), copyrights therein and thereto, and registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof (“Copyrights”); (e) confidential or proprietary trade secrets, inventions, discoveries, ideas, improvements, information, know-how, data and databases, including proprietary or confidential processes, schematics, business methods, formulae, drawings, specifications, prototypes, models, designs, customer lists and supplier lists (“Trade Secrets”); and (f) all other intellectual property, industrial and proprietary rights anywhere in the world.

“IT Systems” means technology devices, computers, computer systems, Software, hardware, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines, all other information technology equipment and all associated documentation.

“Knowledge of Parent” and similar phrases mean the knowledge of the individuals set forth on Section 9.16(a) of the Parent Disclosure Schedule after reasonable inquiry of their respective direct reports.

“Knowledge of the Company” and similar phrases mean the knowledge of the individuals set forth on Section 9.16(a) of the Company Disclosure Schedule after reasonable inquiry of their respective direct reports.

“Law” means any domestic or foreign federal, state or local law, statute, code, ordinance, rule, regulation or Order of any Governmental Entity.

“Licensed Intellectual Property” means all Intellectual Property licensed or otherwise made available to the Company or any of its Subsidiaries pursuant to a valid and enforceable written agreement.

“Licensed IT Systems” means all IT Systems licensed or otherwise made available to the Company or any of its Subsidiaries pursuant to a valid and enforceable written agreement.

“Liens” means all liens, charges, encumbrances, adverse rights or claims and security interests.

“Malware” means any virus, Trojan horse, time bomb, key-lock, spyware, worm, malicious code or other software program designed to or able to, without the knowledge and authorization of the Company or any of its subsidiaries, disrupt, disable, harm, interfere with the operation of or install itself within or on any Software, computer data, network memory or hardware.

“Marketing Period” means the first period of fifteen (15) consecutive Business Days after the date hereof throughout which and on the first and last day of which (a) Parent shall have the Required Financial Information and such Required Financial Information is Compliant during each day of the Marketing Period without amendment or supplement (other than financial information for a more recent fiscal period delivered with no less than five (5) Business Days in such Marketing Period) and (b) the conditions set forth in Article VI shall have been satisfied or, to the extent permissible, waived (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), and nothing has occurred and no condition exists that could reasonably be expected to cause any of the conditions set forth in Article VI to fail to be satisfied assuming the Closing would be scheduled at any time during such fifteen (15) consecutive Business Day period and the three consecutive Business Day period thereafter; provided that, for purposes of determining the Marketing Period, (i) such Marketing Period shall be deemed not to have commenced prior to January 4, 2021, (ii) to the extent the Marketing Period has not concluded on or prior to February 12, 2021, then such period shall be deemed not to have commenced prior to the date on which the Company shall have delivered the audited consolidated balance sheet and statements of income and cash flows for the fiscal year ended December 31, 2020 and (iii) if such Marketing Period does not end on or prior to August 23, 2021, then (x) such Marketing Period shall be deemed not to begin until on or after August 30, 2021 and (y) for purposes of any Marketing Period beginning on or after August 30, 2021, each reference in this definition of “Marketing Period” to fifteen (15) consecutive Business Days shall instead be deemed to be a reference to ten (10) consecutive Business Days. Notwithstanding the foregoing, the Marketing Period shall not commence and shall be deemed not to have commenced if, on or prior to the completion of such fifteen (15) consecutive Business Day period, (i) the independent registered accounting firm for the Company shall have withdrawn its Authorization Letter or audit opinion with respect to any financial statements contained in the Required Financial Information, in which case the Marketing Period shall not be deemed to commence until the time at which, as applicable, a new Authorization Letter or unqualified audit opinion is issued with respect to the consolidated financial statements for the applicable periods by the Company’s independent registered accounting firm or another independent registered accounting firm reasonably acceptable to Parent or (ii) the Company or their auditors indicates its intent to restate any financial statements or material financial information included in the Required Financial Information, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed and the applicable Required Financial Information has been amended or it has been concluded that no restatement shall be required, and the other conditions to the commencement of the Marketing Period have been met. If the Required Financial Information is not Compliant throughout and on the first and the last day of such period, then a new fifteen (15) consecutive Business Day period shall commence upon Parent receiving updated Required Financial Information that is Compliant, and the other conditions to the commencement of the Marketing Period having been met.

“Member” means a holder of Membership Interests.

“Member Representative” means, acting in such capacity, Aaron Allred.

“Member Representative Expense Amount” means $250,000.

“Member Representative Holdback Amount” means the sum of the Purchase Price Adjustment Holdback Amount, plus the Member Representative Expense Amount and plus the Indemnity Holdback Amount.

“Membership Interests” means the membership interests of the Company.

“Open Source Software” means any Software that is licensed or otherwise provided under any license identified as an open source license by the Open Source Initiative (www.opensource.org), including any such license that (a) requires making available source code, (b) prohibits or limits the ability to charge fees or other consideration, (c) grants any license or other right to any Person to decompile or otherwise reverse-engineer such Software or (d) requires the licensing of any such Software for the purpose of making derivative works. Without limiting the foregoing, Open Source Software includes any Software that is licensed or otherwise provided under any version of the following licenses: the GNU General Public License, GNU Lesser General Public License, GNU Affero General Public License, Apache License, Mozilla Public License, BSD License, MIT License, Common Public License, the Artistic License, the Eclipse Public License, the Netscape Public License, the Open Software License, the Sleepycat License, or the Common Development and Distribution License.

“Order” means any writ, judgment, order, decree, injunction, award or ruling of any Governmental Entity.

“Parent Material Adverse Effect” means an effect, event, change, development, occurrence or circumstance that, individually or in the aggregate, is materially adverse to the business, results of operations or financial condition of Parent and its Subsidiaries, taken together; provided, however, that no effect, event, change, development, occurrence or circumstance to the extent arising or resulting from any of the following, either alone or in combination, shall constitute or be taken into account in determining whether there has been a Parent Material Adverse Effect: (a) operating, business, regulatory or other conditions in the industry in which Parent and its Subsidiaries operate; (b) general economic conditions, including changes in the credit, debt, financial, currency or capital markets (including changes in interest or exchange rates), in each case, in the United States or anywhere else in the world; (c) earthquakes, floods, hurricanes, tornadoes, volcanic eruptions, natural disasters or other acts of nature; (d) epidemics, pandemics or disease outbreaks (including COVID-19); (e) global, national or regional political conditions, including hostilities, acts of war, sabotage or terrorism or military actions or any escalation, worsening or diminution of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (f) the execution, announcement, pendency or performance of this Agreement or the consummation of the transactions contemplated hereby, including the impact thereof on relationships, contractual or otherwise, with clients, customers, suppliers, distributors, partners, financing sources, employees and/or independent contractors, in each case other than with respect to any representation or warranty that is intended to address the consequences of the execution, delivery or performance of this Agreement or the announcement or consummation of the transactions contemplated hereby; (g) any change after the date hereof in Laws or GAAP or other applicable accounting rules, or the interpretation thereof; (h) any failure by the Parent or any of Parent’s Subsidiaries to meet any projections, forecasts or estimates (provided, however, that any effect, event, change, development, occurrence or circumstance that caused or contributed to such failure to meet any projections, forecasts or estimates shall not be excluded under this clause (h)); or (i) actions taken by Parent to comply with applicable Law (including COVID-19 Measures); provided that, in the case of clauses (a), (b), (c), (d), (e) and (g), any such development, effect, event, change, occurrence or circumstance may be taken into account in determining whether there has been a Parent Material Adverse Effect to the extent such development, effect, event, change, occurrence or circumstance adversely affects Parent and its Subsidiaries, taken as a whole, in a disproportionate manner relative to the other participants in the industries in which Parent and its Subsidiaries operate.

“Payoff Letter” means a customary letter providing for the payoff, discharge and termination on the Closing Date of each of the items of Indebtedness set forth on Section 9.16(b) of the Company Disclosure Schedule, the termination of all liens and encumbrances relating thereto and setting out the exact amounts required to effectuate the payoff and making such payoff irrevocable (other than for a customary reinstatement provision).

“Permits” means any licenses, franchises, permits, certificates, approvals, consents and authorizations from any Governmental Entity.

“Permitted Liens” means (a) all defects, exceptions, restrictions, easements, rights of way, covenants, conditions, exclusions, encumbrances and other similar matters, in each case with respect to real property, disclosed in policies of title insurance delivered or made available to Parent prior to the date hereof, (b) statutory liens for current Taxes, assessments or other governmental charges (i) not yet delinquent (ii) or the amount or validity of which is being contested in good faith and for which the Company or any of its Subsidiaries, as applicable, has established adequate reserves therefor in accordance with GAAP, (c) mechanics’, carriers’, workers’, repairers’, construction contractors’, landlords’ and similar Liens arising or incurred in the ordinary course of business that are not yet delinquent or the amount or validity of which is being contested in good faith and for which the Company or any of its Subsidiaries, as applicable, has established adequate reserves therefor in accordance with GAAP, (d) zoning, building codes, entitlement and other land use and environmental regulations by any Governmental Entity, none of which, individually or in the aggregate, materially and adversely impact the current use of the affected property, (e) immaterial licenses and sublicenses granted with respect to Intellectual Property, (f) such other imperfections in title, charges, easements, rights of way, licenses, restrictions (including zoning), covenants, conditions, defects, exceptions and encumbrances, in each case, that do not secure Indebtedness and that do not, individually or in the aggregate, materially and adversely impact the value or current use and operation of the affected property, (g) liens securing rental payments under capital or operating lease arrangements that are disclosed in the Company Financial Statements, (h) Liens arising under worker’s compensation, unemployment insurance, social security, retirement and similar legislation, (i) any Liens reflected with specificity in the Company Financial Statements, (j) Liens on goods or inventory, the purchase, shipment or storage price of which is financed by a documentary letter of credit or bankers’ acceptance issued or created for the account of the Company or any of the Company’s Subsidiaries, which Lien arises under such documentary letter of credit or bankers’ acceptance (provided, that any such Lien is only the obligation of the Company or any of its Subsidiaries) and (k) any other Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money and that, individually or in the aggregate, would not reasonably be expected to materially impair the value or the continued use and operation of the assets to which they relate.

“Person” means an individual, corporation, partnership, limited liability company, joint venture, association, trust, Governmental Entity, unincorporated organization or other entity.

“Personal Information” means (a) any information that permits, or could reasonably be used for, the identification of an individual (including when combined with other personal or identifying information linked to a specific individual) or (b) any information that is regulated or protected by one or more Information Privacy and Security Laws. Personal Information includes an individual’s first and last name, address, telephone number, fax number, email address, social security number or other identifier issued by a Governmental Entity (including any state identification number, driver’s license number, or passport number), biometric data, medical or health information, credit card or other financial information (including bank account information), geolocation information of an individual or device, cookie identifiers, or any other browser- or device-specific number or identifier, or any web or mobile browsing or usage information that is linked to the foregoing.

“Pre-Closing Tax Amount” means any unpaid Taxes of the Company and its Subsidiaries as of the Closing Date that are payable in respect of any taxable period (or portion thereof) ending on or prior to the Closing Date, determined by taking into account all Tax deductions resulting from or attributable to any costs, fees, expenses or other items incurred by the Company or any Subsidiary at or prior to the Closing and otherwise in accordance with the past practices of or with respect to the Company or any Subsidiary in filing Tax Returns to the extent consistent with applicable Law, but excluding any Specified Taxes, liabilities in respect of sales Taxes that have been collected but not remitted, income Tax distributions payable and any Taxes of any Member.

“Process” or “Processing” means any operation or set of operations that is performed upon data or information, whether or not by automatic means, including collection, access, acquisition, creation, derivation, recordation, organization, storage, adaptation, alteration, correction, retrieval, maintenance, consultation, use, disclosure, dissemination, transmission, transfer, making available, alignment, combination, blocking, storage, retention, deleting, erasure, destruction or the design, implementation or other use of artificial intelligence, machine learning and/or deep learning and the insights, input, output, outcomes, predictions, analysis, visualizations and other results therefrom.

“Prohibited Financing Modifications” shall have the meaning set forth in Section 5.13(b).

“Public Official” means any director or Person employed by a Governmental Entity.

“Purchase Price Adjustment Holdback Amount” means $1,000,000.

“Registered” means registered with, issued by, renewed by, or the subject of a pending application before, any Governmental Entity.

“Registered IP” means (a) all Registered Patents; (b) Registered Trademarks; (c) Registered Copyrights; (d) Registered Domain Names; and (e) any other Intellectual Property that is subject to any filing or recording with any state, provincial, federal, government or other public or quasi-public legal authority.

“Representatives” means, as to any Person, its officers, directors, employees, legal counsel, accountants, financial advisors, financing sources, consultants and other agents and advisors.

“Required Financial Information” shall mean (a) the financial statements and associated footnotes necessary to satisfy the conditions set forth in paragraph (iv) of Exhibit G of the Commitment Letter (as in effect on the date hereof), (b) such other customary historical financial information, audit reports, business, management’s discussion and analysis and other pertinent information regarding the Company and the Company’s Subsidiaries of the type required by SEC Regulation S-X and SEC Regulation S-K under the Securities Act as Parent shall reasonably and timely request from the Company, including to the extent reasonably necessary to allow Parent to prepare customary pro forma financial statements, and other information regarding the Company and its Subsidiaries of the type and form customarily included in offering documents for (i) an offering of non-convertible, high yield debt securities issued pursuant to Rule 144A or (ii) syndicated credit facilities, (c) Authorization Letters for inclusion in any information materials that authorize the distribution of information provided under clauses (a) and (b) above to prospective lenders or investors and (d) draft comfort letters (including negative assurance comfort) to be provided by the independent auditors of the Company that can be provided in final signed form on any date during the Marketing Period. Notwithstanding anything to the contrary in this definition or otherwise, the “Required Financial Information” shall not include, and nothing herein shall require the Company to provide (or be deemed to require the Company to prepare), any (1) description of all or any portion of the Financing, including any “description of notes”, “plan of distribution” or information customarily provided by investment banks or their counsel or advisors in the preparation of an offering memorandum for debt securities pursuant to Rule 144A, (2) risk factors relating to, or any description of, all or any component of the Financing, (3) any information required by Rule 3-09, Rule 3-10 or Rule 3-16 of Regulation S-X, any information regarding executive compensation related to SEC Release Nos. 33-8732A, 34-54302A and IC-27444A, (4) consolidating financial statements, separate Subsidiary financial statements or related party disclosures, in each case which are prepared on a basis not consistent with the Company’s reporting practices for the periods presented pursuant to clause (a) above, (5) pro forma financial statements or (6) projections (the information provided in the foregoing clauses (1)-(6), the “Excluded Information”).

“Restricted Cash” means any cash amounts of the Company and its Subsidiaries that the Company or any of its Subsidiaries is prohibited from (a) commingling with the general funds of the Company and its Subsidiaries pursuant to the terms of any Contract and (b) using unless and until such use is authorized or permitted pursuant to the terms of such Contract.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Breach” means any actual (i) loss or misuse of Personal Information; or (ii) unauthorized Processing, corruption, disclosure or sale of Personal Information.

“Software” means any computer program, application, middleware, firmware, microcode and other software, including operating systems, software implementations of algorithms, models and methodologies, in each case, whether in source code, object code or other form or format, including libraries, subroutines and other components thereof.

“Specified Taxes” has the meaning set forth on Section 9.16(f) of the Company Disclosure Schedule.

“Subsidiary” when used with respect to any Person means any corporation, partnership, limited liability company or other organization, whether incorporated or unincorporated, of which at least a majority of the securities, or other interests having by their terms voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization, is directly or indirectly, owned by such Person or by any one or more of its subsidiaries.

“Tax” or “Taxes” means all federal, state, local and foreign income, profits, windfall gains, transfer, estimated, add-on minimum, franchise, gross receipts, environmental, customs duty, capital stock, severances, stamp, payroll, sales, employment, unemployment, disability, social security, Medicare, severance, premium, use, property (real or personal), ad valorem, intangible, withholding, excise, production, value-added, occupancy, customs, net worth, duties and other taxes, fees, levies, assessments or other charges in the nature of a tax, whether disputed or not, together with any interest and any penalties, additions to tax or additional amounts imposed by any Governmental Entity.

“Tax Indemnity Holdback Release Amount” means the amount, if any, by which $5,000,000 (Five Million Dollars) exceeds the aggregate amount of Losses that have been indemnified from and after the Closing Date through the Tax Indemnity Expiration Date in respect of claims for indemnification under Section 8.2(a)(ii).

“Tax Proceeding” means any audit, action, claim, suit, arbitration, inquiry, litigation, investigation or other administrative or judicial proceeding by or against any Taxing Authority.

“Tax Return” means any return, report or statement filed or required to be filed with any Governmental Entity with respect to Taxes, including any schedules, attachments or amendments thereto.

“Taxing Authority” means any Governmental Entity responsible for the administration, assessment, determination, collection or imposition of any Tax.

“Technology” means, collectively, all Software (including all cloud-based applications), information, designs, formulae, algorithms, procedures, methods, techniques, technical data, specifications, processes, apparatuses, improvements, and other similar materials, and all recordings, graphs, drawings, reports, analyses, and other writings, and other tangible embodiments of the foregoing, in any form whether or not specifically listed herein.

“Transaction Expenses” means, to the extent unpaid as of the Adjustment Time, the fees, expenses, charges and other payments incurred or otherwise payable by the Company or any of its Subsidiaries or for which the Company or any of its Subsidiaries is liable in connection with the consummation of the transactions contemplated hereby, including the cost of any D&O “tail” policy, (i) fees and expenses of the legal counsel, investment bankers, accountants and other advisors of the Company and its Subsidiaries and (ii) any “change of control”, retention, incentive, termination, compensation, severance or similar bonuses, arrangements, payments or benefits (including all related withholding, payroll or other Taxes payable by the Company or its Subsidiaries associated therewith) payable solely and exclusively as a result of the consummation of the Merger and no other event and including, for the avoidance of doubt, the payments contemplated under the agreements set forth in Section 9.16(d) of the Company Disclosure Schedule (any such payments in this clause (ii), “Single-Trigger Payments”). Transaction Expenses shall not include any amounts required to be paid to, or for the benefit of, any current or former employee, equityholder, officer, manager, director of the Company or any other Person in connection with or as a result of the consummation of the transactions under this Agreement (other than the Single-Trigger Payments), and any severance, sale, retention, change of control or similar bonuses, arrangements, payments or benefits, including all related payroll Taxes payable by the Company associated with such amounts (other than the Single-Trigger Payments) that become payable following the Effective Time, including as a result of any terminations of employment made pursuant to a directive by Parent upon or following the Closing Date. For the avoidance of doubt, “Transaction Expenses” shall not include the Comvest Cost or any amount included in the calculation of Working Capital or Indebtedness.

“Transfer Restrictions” means that a holder of Parent Common Stock shall not, and shall cause its controlled Affiliates not to, with respect to the Parent Common Stock received as part of the Aggregate Stock Consideration, (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, assign, encumber, pledge, hypothecate, or otherwise transfer or dispose of, directly or indirectly, any such Parent Common Stock, or (b) enter into any hedge, swap, put, call, short sale, derivative or other arrangement with respect to such Parent Common Stock or (c) transfer any of the economic consequences of ownership, in whole or in part, of such Parent Common Stock.

“Treasury Regulations” means the income tax regulations promulgated by the U.S. Internal Revenue Service, Department of Treasury, pursuant to the Code.

“Working Capital” means as of any date or time, in each case, determined in a manner consistent with the Working Capital Principles and, to the extent consistent therewith, in accordance with GAAP, (a) the consolidated current assets of the Company and its Subsidiaries as of such date or time, minus (b) the consolidated current liabilities of the Company and its Subsidiaries as of such date or time. Notwithstanding the foregoing, for purposes of calculating Working Capital current assets and current liabilities shall exclude: (i) all components of net leased assets, net intangible assets, capital/financing lease liabilities, operating lease liabilities as it pertains to the Draper property, senior debt, and junior debt, each as separately presented in the balance sheet of the Company’s consolidated financial statements and Notes 4 and 6 thereto and all components of net lease receivables and lease liabilities, each as separately presented in the balance sheet of the Company’s consolidated financial statements and Notes 2 and 5 thereto; (ii) all components of cash separately presented in the balance sheet of the Company’s consolidated financial statements and all other Cash; (iii) each component of net other assets that has an estimated original life that exceeds one year which, as of the date hereof, are set forth on Section 9.16(e) of the Company Disclosure Schedule; (iv) deferred rent, (v) facility rent deposits; (vi) any current or deferred income Tax assets or liabilities or any other deferred Tax assets and liabilities, (vii) any assets or liabilities in respect of sales Taxes that have been collected but not remitted, (viii) any liabilities in respect of income Tax distributions payable or Taxes of any Member and (ix) any assets or liabilities in respect of Specified Taxes. As of September 30, 2020, consolidated current assets consisted of net merchant receivables, deposits, and prepaid insurance & subscriptions (provided, however, only to the extent such prepayments are refundable to Parent or the Surviving Company or services relating thereto will continue after the Effective Time), and consolidated current liabilities consisted of accounts payable, accrued liabilities (including outstanding credit card balances), accrued payroll, accrued commissions, and accrued bonuses.

“Working Capital Principles” shall mean in accordance with GAAP, applied consistent with the accounting policies, principles, practices and methodologies used in the preparation of the Company Financial Statements and as used in the preparation of the illustrative example of the calculation of Working Capital as of the date of the Company Financial Statements which is set forth on Exhibit E.

9.17          Interpretation. A reference made in this Agreement to an Article, Section, Exhibit or Schedule shall be to an Article or Section of, or an Exhibit or Schedule to, this Agreement unless otherwise indicated. The table of contents, headings and index of defined terms contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The word “will” shall be construed to have the same meaning and effect of the word “shall.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not mean simply “if.” The word “or” shall be deemed to mean “and/or.” All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. The phrase “made available”, when used in reference to anything made available to Parent, Merger Sub or their Representatives, shall be deemed to mean uploaded to and made available to Parent, Merger Sub and their Representatives in the online data room hosted on behalf of the Company, made available to Parent, Merger Sub or their Representatives at the Company’s offices, or otherwise delivered to Parent, Merger Sub or their Representatives. The phrase “made available”, when used in reference to anything made available to the Company or its Representatives, shall be deemed to mean uploaded to and made available to Company and its Representatives in the online data room hosted on behalf of Parent, made available to the Company or its Representatives at Parent’s offices, included in any Parent SEC Document publicly available on or before the day that is three (3) Business Days prior to the date hereof, or otherwise delivered to the Company or its Representatives. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement. Reference to any Person includes such Person’s successors and assigns but, if applicable, only if such successors and assigns are not prohibited by this Agreement, and reference to a Person in a particular capacity excludes such Person in any other capacity or individually.

9.18          Debt Financing Sources. Notwithstanding anything in this Agreement to the contrary, but without in any way limiting the rights and claims of Parent under and pursuant to the Commitment Letter or any Definitive Agreement entered into by Parent (or its Subsidiaries or Affiliates) (collectively, the “Financing Documents”) or the rights and claims of the Company or the Member Representative under Section 5.13(a), the Member Representative and the Company, on behalf of themselves, their Subsidiaries, their Affiliates and the Members, hereby:

(a)               agree not to bring or support or permit any of their Affiliates to bring or support any Action of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any Debt Financing Source exclusively arising out of or relating to this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder;

(b)               agree that none of the Debt Financing Sources will have any liability to the Member Representative, the Members, the Company or any of their Subsidiaries or any of their respective Affiliates or Representatives (in each case, other than Parent or its Subsidiaries in respect of the Commitment Letter) exclusively relating to or arising out of this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder, whether in law or in equity, whether in contract or in tort or otherwise, and waive any and all claims and causes of action against the Debt Financing Sources solely in their capacity as Debt Financing Sources and exclusively relating to or arising out of the foregoing;

(c)               agree that, with respect to any Action involving the Debt Financing Sources, whether in law or in equity, whether in contract or in tort or otherwise, exclusively arising out of or relating to this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder shall be subject to the exclusive jurisdiction of, and shall be brought and heard and determined exclusively in, any Federal court of the United States of America sitting in the Borough of Manhattan or, if that court does not have subject matter jurisdiction, in any state court located in the City and County of New York, and any appellate court thereof and each party hereto irrevocably submits itself and its property with respect to any such Action to the exclusive jurisdiction of such court;

(d)               agree that any such Action shall be governed by the Laws of the State of New York (without giving effect to any conflicts of law principles that would result in the application of the Laws of another state), except as otherwise expressly provided in the Financing Documents;

(e)               agree that service of process upon the Member Representative, the Company, their Subsidiaries or their Affiliates or the Members in any such Action shall be effective if notice is given in accordance with Section 9.3;

(f)                irrevocably waive, to the fullest extent that they may effectively do so, the defense of an inconvenient forum to the maintenance of such Action in any such court;

(g)               knowingly, intentionally and voluntarily waive to the fullest extent permitted by applicable Law trial by jury in any Action brought against the Debt Financing Sources exclusively arising out of or relating to, this Agreement, the Financing Documents or any of the transactions contemplated hereby or thereby or the performance of any services thereunder;

(h)              agree not to commence (and if commenced agree to dismiss or otherwise terminate, and not to assist) any Action against, or otherwise make or seek to enforce any claims against or seek to recover any monetary damages from, any Debt Financing Source under or in connection with this Agreement, the Financing Documents or the transactions contemplated hereby or thereby or the performance of any services thereunder;

(i)                agree that the Debt Financing Sources are express third party beneficiaries of, and may enforce, this Section 9.18 and any of the provisions in this Agreement reflecting the agreements in this Section 9.18;

(j)                agree that the provisions in this Section 9.18 and the definition of “Debt Financing Sources” (and any other provisions of this Agreement to the extent a modification thereof would affect the substance of any of the foregoing) shall not be amended, waived or otherwise modified, in each case, in any way adverse to the Debt Financing Sources without the prior written consent of the Debt Financing Sources; and

(k)               agree that, notwithstanding Section 9.7 of this Agreement, Parent, Merger Sub and/or the Company may assign their respective rights hereunder to the Debt Financing Sources as collateral security.

[Signature page follows]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

Parent:

RENT-A-CENTER, INC.

By:	/S/ Bryan Pechersky
Name: Bryan Pechersky
Title: Executive Vice President, General Counsel and Secretary

Merger Sub:

RADALTA, LLC
By: Rent-A-Center, Inc., its Sole Member and Manager

By:	/S/ Bryan Pechersky
Name: Bryan Pechersky
Title: Executive Vice President, General Counsel and Secretary

[Signature Page to the Merger Agreement]

Company:

ACIMA HOLDINGS, LLC

By:	/S/ Aaron Allred
Name: Aaron Allred
Title: Chairman

[Signature Page to the Merger Agreement]

Member Representative:

AARON ALLRED

By:	/S/ Aaron Allred
Name: Aaron Allred